Exhibit 96.1

Bulawayo Mining Company Limited

How Mine

S-K 1300 Technical Report Summary

January 2025

How Mine

S-K 1300 Technical Report Summary

Bulawayo Mining Company Limited

WSP

Level 3, 51-55 Bolton St
Newcastle NSW 2300
PO Box 1162
Newcastle NSW 2300

Tel: +61 2 4929 8300
Fax: +61 2 4929 8382

wsp.com

Rev	Date	Details
D	23/01/2025	Final report

	Name	Date	Signature
Prepared by:	Aaron Radonich	31/01/2025	/s/ Aaron Radonich
	Allan Blair		/s/ Allan Blair
Reviewed by:	Jerry DeWolfe	09/01/2025	/s/ Jerry DeWolfe

This document may contain confidential and legally privileged information, neither of which are intended to be waived, and must be used only for its intended purpose. Any unauthorised copying, dissemination or use in any form or by any means other than by the addressee, is strictly prohibited. If you have received this document in error or by any means other than as authorised addressee, please notify us immediately and we will arrange for its return to us.

PS213686-WSP-NTL-MNG-REP-001 RevD (How Mine)1.docx	January 2025

Table of contents

1	Executive summary	1

1.1	Property description and ownership	1

1.2	Geology and mineralisation	1

1.3	Exploration	2

1.4	Mineral Resources estimates	2

1.5	Mineral Reserves estimates	3

1.6	Capital and operating costs	4

1.7	Economic evaluation	4

1.8	Permitting requirements	4

1.9	QPs’ conclusions and recommendations	5
1.9.1	Mineral Resources	5
1.9.2	Mineral Reserves	6

2	Introduction	10

2.1	Registrant information	10

2.2	Terms of reference and purpose	12

2.3	Sources of information	16

2.4	Personal inspection	16

2.5	Previously filed Technical Report Summaries	16

2.6	WSP declaration	16

2.7	Statement of Independence	17

3	Property description	18

3.1	Property location	18

3.2	Title and mineral rights	18

3.3	Encumbrances	19

3.4	Risks to access, title or right to perform work	19

3.5	Agreements and royalties	20

4	Accessibility, climate, local resources, infrastructure, and physiography	21

4.1	Topography, elevation and vegetation	21

4.2	Access	21

4.3	Proximity to population centres	21

4.4	Climate	21

4.5	Local resources and existing infrastructure	23
4.5.1	Power supply	23

i

CONTENTS (Continued)

4.5.2	Water supply	23
4.5.3	Personnel	23
4.5.4	Suppliers	23

5	History	24

5.1	Exploration and ownership history	24

5.2	Production history	24

5.3	Production reconciliation	26

5.4	Aggregate fiscal year production	29

5.5	Exploration and development by previous owners or operators	29

6	Geological setting, mineralisation, and deposit	30

6.1	Regional geology	30

6.2	Structural setting	32

6.3	Local and Property geology	32

6.4	Deposit type and geology	34

6.5	Mineralisation	34

7	Exploration	37

7.1	Diamond drilling	37

7.2	Sludge drilling	40

7.3	QP’s opinion	40

8	Sample preparation, analyses, and security	41

8.1	Sampling techniques	41
8.1.1	Core sampling	41
8.1.2	Drive face and stope-bench sampling	41
8.1.3	Channel sampling	41
8.1.4	Grab sampling	41
8.1.5	Level assay plans	41
8.1.6	Sample security	41

8.2	Dry bulk density determination	42

8.3	Sample preparation, analysis and procedures	42

8.4	Quality Assurance Quality Control	42

CONTENTS (Continued)

8.4.1	Channel sampling	42
8.4.2	Core sampling	43
8.4.3	Grab sampling	43
8.4.4	General guidelines	43

8.5	QP’s opinion on adequacy	43

9	Data verification	44

9.1	Mineral Resources data verification	44
9.1.1	Data verification conducted by BMC Zimbabwe	44
9.1.2	Data verification conducted by WSP	44
9.1.3	Limitations on Mineral Resources data verification	44

9.2	Mining and Mineral Reserves data verification	45

9.3	Geotechnical data verification	45

9.4	Hydrology and hydrogeology data verification	46
9.4.1	Hydrology	48
9.4.2	Hydrogeology	48

9.5	Processing and recovery methods data verification	48

10	Mineral processing and metallurgical	49

10.1	Nature and extent of mineral processing and metallurgical testing	49

10.2	Spatial representativity of metallurgical sampling	49
10.2.1	Types of testwork	49

10.3	Details of analytical or testing laboratories	49

10.4	Predictions and assumptions in mineral processing	49

10.5	QP’s opinion on adequacy of the data collected	49

11	Mineral Resource estimates	50

11.1	Key assumptions, parameters, and methods	50
11.1.1	Resource database	50
11.1.2	Geological interpretation	50
11.1.3	Data preparation	50
11.1.4	Exploratory data analysis	51
11.1.5	Dry bulk density	54
11.1.6	Block models	54
11.1.7	Grade interpolation parameters	56
11.1.8	Grade estimation	56
11.1.9	Model validation	56

CONTENTS (Continued)

11.2	Mineral Resources classification	57
11.2.1	Measured Mineral Resources	58
11.2.2	Indicated Mineral Resources	58
11.2.3	Inferred Mineral Resources	59

11.3	Cut-off grade, price, and justification	59
11.3.1	Tonnage-grade factors	60

11.4	Mineral Resources statement	60

11.5	Uncertainty in the estimates of Inferred, Indicated, and Measured Mineral Resources	62

11.6	QP’s opinion on factors likely to influence the prospect of economic extraction	62

12	Mineral Reserve estimates	63

12.1	Key assumptions, parameters, and methods	63

12.2	Metallurgical and processing recoveries	64

12.3	Methodology	64

12.4	Modifying factors	65

12.5	Cut-off grade estimate	66

12.6	Mineral Reserve estimate	67

12.7	Mineral Reserve classification	67
12.7.1	Proved Mineral Reserves	67
12.7.2	Probable Mineral Reserves	68
12.7.3	Mineral Reserve statement	68

12.8	QP’s opinion on risk factors that may materially affect the Mineral Reserve estimates	70

13	Mining methods	71

13.1	Introduction	71

13.2	Parameters relevant to the design and schedule	71
13.2.1	Geotechnical	71
13.2.2	Hydrogeological	72

13.3	Production parameters	73
13.3.1	Production rates	73
13.3.2	Expected mine life	73
13.3.3	Mining model	73
13.3.4	Mining dilution and recovery factors	77

CONTENTS (Continued)

13.4	Mining fleet, machinery, and personnel requirements	77
13.4.1	Mining fleet and machinery	77
13.4.2	Personnel	77

13.5	Scheduling process	77

13.6	Mining schedule	78

13.7	Mining unit dimensions	79

13.8	Mine layout	79

14	Processing and recovery methods	80

14.1	Processing methodologies and flowsheets	80

14.2	Processing plant throughput and characteristics	80
14.2.1	Run of Mine crushing plant	80
14.2.2	Grinding and gravity concentration plant	81
14.2.3	Run of Mine CIP plant	81
14.2.4	Elution plant	81
14.2.5	Clean-up and smelting	81

14.3	Product sampling	81
14.3.1	Mill feed	81
14.3.2	Feed tonnage	82
14.3.3	Residues	82

14.4	Product stockyard	82
14.5	Energy and water process materials requirements	82
14.5.1	Mine power plant	82
14.5.2	Mine water management system	83

14.6	QP’s opinion	83

15	Infrastructure	84

15.1	Rail access	84

15.2	Port access	85

15.3	Roads	85

15.4	Camp	85

15.5	Tailings	85

15.6	Potable water and wastewater	85

15.7	Accommodation and offices	86

15.8	Non-process infrastructure	86

15.9	Information and communications technology systems	86

15.10	Other support facilities and utilities	86

v

CONTENTS (Continued)

16	Market studies	87

16.1	Nature and material terms of agency relationships	87

16.2	Results of relevant market studies	87

16.3	Commodity price projections	87

16.4	Mining and processing	89

16.5	Product transport and handling	89

16.6	Hedging arrangements	89

16.7	Forward sales contracts	89

16.8	Contracts with affiliated parties	89

17	Environmental studies, permitting and plans, negotiations, or agreements with local individuals or groups	90

17.1	Introduction	90

17.2	Environmental management and corporate responsibility	90

17.3	Property context	91

17.4	Property permitting	92

17.5	Environmental and Social Impact Assessment	93
17.5.1	Biodiversity and natural resources	93
17.5.2	Managing impacts on water	93
17.5.3	Acid and metalliferous drainage	93
17.5.4	Erosion and protection of soils	94
17.5.5	Noise and vibration	94
17.5.6	Air quality	94
17.5.7	Local climate impacts	94
17.5.8	Greenhouse gas emissions	94
17.5.9	Resources use and non-mineral waste	94
17.5.10	Regulatory Accreditation	94

17.6	Property standards	95

17.7	Waste and Tailings Disposal Plans	95
17.7.1	Waste Disposal	95
17.7.2	Tailings Disposal	95

17.8	Site Monitoring	98

17.9	Water Management	98

17.10	Stakeholder engagement	98
17.10.1	Stakeholder engagement plan	98
17.10.2	Consultation	99

17.11	Cultural, economic, and social conditions	99
17.11.1	Cultural heritage	99
17.11.2	Contributing to the national and local economy	99
17.11.3	Establishing a social management framework	99
17.11.4	Stakeholder engagement	99
17.11.5	Impacts on land use and access	99
17.11.6	Protecting community health and safety	99
17.11.7	Protecting the workforce	100
17.11.8	Commitment to local procurement and hiring	100

17.12	Mine closure	101

CONTENTS (Continued)

17.13	Translating the ESIA into environmental and social management	102

17.14	QP’s opinion	102
17.14.1	Legal	102
17.14.2	Social and environment	102

18	Capital and operating costs	103

18.1	Capital costs	103
18.1.1	Growth and sustaining capital	103
18.1.2	Mine closure costs	105

18.2	Operating costs	105

18.3	Contingency	106

19	Economic analysis	108

19.1	Summary	108

19.2	Methodology	108
19.2.1	Modelling approach	108
19.2.2	Sources of assumptions	109
19.2.3	Financial	109
19.2.4	Pricing and revenue	109
19.2.5	Taxes and royalties	109

19.3	Capital costs	110

19.4	Operating costs	110

19.5	Cash flow	110

19.6	Economic evaluation and sensitivity analysis	114

20	Adjacent properties	115

21	Other relevant data and information	116

22	Interpretation and conclusions	117

22.1	Mineral Resources interpretations and conclusions	117

22.2	Mineral Reserves interpretations and conclusions	117

23	Recommendations	120

23.1	Mineral Resources recommendations	120

23.2	Mineral Reserves recommendations	121

24	References	124

25	Reliance on information provided by the Registrant	125

List of tables

Table 1-1	HGM underground Measured and Indicated Mineral Resources estimate as at 31 December 2023	2
Table 1-2	HGM underground Inferred Mineral Resources estimate as at 31 December 2023	2
Table 1-3	HGM sands (tailings) Inferred Mineral Resources estimate as at 31 December 2023	3
Table 1-4	Mineral Reserves estimate as at 31 December 2023	3
Table 2-1	List of acronyms and abbreviations used in this TRS	12
Table 2-2	List of QPs	16
Table 4-1	Mean temperatures in Bulawayo (World Meteorological Organization)	22
Table 5-1	MRMR summary comparison end December 2022 to end December 2023	27
Table 5-2	Proved Mineral Reserves reconciliation end December 2022 to end December 2023	27
Table 5-3	Probable Mineral Reserves reconciliation end December 2022 to end December 2023	27
Table 5-4	Measured Mineral Resources reconciliation end December 2022 to end December 2023	28
Table 5-5	Indicated Mineral Resources reconciliation end December 2022 to end December 2023	28
Table 5-6	Inferred Mineral Resources reconciliation end December 2022 to end December 2023	28
Table 5-7	Aggregate fiscal year production ending December 2021–2023	29
Table 11-1	Univariate statistics for samples within the economic mineralisation envelope (BMC 2023b)	52
Table 11-2	Univariate statistics for samples within the economic mineralisation envelope (BMC 2023b)	53
Table 11-3	Block dimension schemes for 31 December 2023 block models (BCM 2023b)	55
Table 11-4	Grade interpolation parameters (BMC 2023b)	56
Table 11-5	31 December 2023 Mineral Resource conversion parameters	59
Table 11-6	HGM underground Measured and Indicated Mineral Resources estimate as at 31 December 2023	61
Table 11-7	HGM underground Inferred Mineral Resources estimate as at 31 December 2023	61
Table 11-8	HGM sands (tailings) Inferred Mineral Resources estimate as at 31 December 2023	61
Table 12-1	Estimation parameters	63
Table 12-2	HGM Mineral Reserve estimate as at 31 December 2023	69
Table 12-3	HGM UG Mineral Reserve distribution by category and elevation (December 2023)	70
Table 13-1	HGM shaft collars and depths	76
Table 13-2	HGM production for FY 2024 to 2026 – Mineral Reserves Only (WSP)	78
Table 14-1	Mill feed sampling specifications	82
Table 14-2	Feed tonnage sampling specifications	82
Table 14-3	Residues sampling specifications	82
Table 16-1	Zimbabwean inflation rate and economic indicators (Trading Economics, 30 May 2024)	88
Table 18-1	Mineral Reserves summary capital expenditure for FY 2024-2027	104
Table 18-2	HGM present closure obligation (Enmin 2024)	105
Table 18-3	HGM Mineral Reserves only key operating physicals and costs	106
Table 19-1	HGM cashflow modelling assumptions	109
Table 19-2	HGM cashflow analysis prior to depreciation, financing and tax – Mineral Reserves (Proved and Probable only)	112

List of figures

Figure 2.1	BMC Limited corporate structure	11
Figure 3.1	Property location map	18
Figure 3.2	HGM ML 28 boundary	19
Figure 4.1	Climate statistics for Bulawayo, Zimbabwe (Meteoblue 2023)	22
Figure 5.1	HGM total gold production 1941–2023	25
Figure 6.1	Regional geology of Zimbabwe showing location of Greenstone Belts (Prendergast 2004)	31
Figure 6.2	Regional geology of the HGM area (BMC Limited)	32
Figure 6.3	Local geology of the HGM area (BMC 2023b)	33
Figure 6.4	Simplified stratigraphic columns for the Umzingwane, Avalon, and Kensington formations (BMC Limited)	34
Figure 6.5	Typical cross-section of ore zones within tuff (Edelrod 2024)	36
Figure 7-1	Plan view of all HGM drill hole collars and existing mine development	38
Figure 9-1	Catchment boundaries of Zimbabwe (BMC Limited)	46
Figure 9-2	Sub-catchment boundaries of Mzingwane, Zimbabwe (BMC Limited)	47
Figure 11.1	29L 330N block grade and drill hole comparison	57
Figure 12-1	HGM UG Mineral Reserve distribution by category and elevation (December 2023)	69
Figure 13-1	Figure showing general mining method (Mining – blasthole stoping, ore extraction, drilling | Britannica)	71
Figure 13-2	HGM mine access, and transfer and hoisting systems	74
Figure 13-3	HGM underground mining infrastructure end 2024	75
Figure 13-4	HGM general mine layout	76
Figure 14-1	HGM processing flowsheet (KDM 2018)	80
Figure 15-1	NRZ rail network schematic (NRZ 2024c)	84
Figure 16.1	Historical (blue) gold spot price and forecast (grey) in US$/oz. Source: Trading Economics 30 May 2024	88
Figure 16.2	Zimbabwean gold currency exchange rate ZiG/USD (Trading Economics, 30 May 2024)	89
Figure 17-1	BMC Zimbabwe ML and other claims	92
Figure 18-1	Capital cost review and contingency 2021 – Q1 2024	107
Figure 18-2	Operating cost review and contingency 2021 – Q1 2024	107
Figure 19.1	Scenario 1: Total inventory project NPV and sensitivity analysis
Figure 19.2	Scenario 2: Mineral Reserves only project NPV and sensitivity analysis	111

List of appendices

Appendix A Limitations statement

1	Executive summary

1.1	Property description and ownership

The How Gold Mine (HGM) [or the Property] is located in the Matabeleland South Province, Zimbabwe, approximately 30 kilometres (km) southeast of the city of Bulawayo (latitude 20°18’S and longitude 28°46’E), in the Bulawayo Mining District of Zimbabwe.

The HGM is situated within the Mining Lease (ML) 28 tenement, which has a surface area of 2,408 hectares (ha) [Figure 3-2].

Bulawayo Mining Company (Private) Limited Zimbabwe (BMC Zimbabwe), a wholly owned subsidiary of Bulawayo Mining Company (UK) Limited (BMC UK), which is a wholly owned subsidiary of BMC Limited, currently holds ML 28.

The Property is accessible via a sealed road from Bulawayo, approximately 30 kilometres (km) west-northwest, which is in good condition. Access to the mine site and ore is authorised by the applicable mining legislation, and BMC Zimbabwe’s title and mining rights. Mining exploration and exploitation works conducted, or to be conducted on site are authorised in accordance with the applicable legislation, and BMC Zimbabwe’s title and mining rights.

1.2	Geology and mineralisation

The HGM is located in the Umzingwane Formation of the Bulawayo Greenstone Belt (BGB). The lithological units characteristic of the Umzingwane Formation include clastic metasediments, fine-grained tuffaceous rocks, banded shales and siltstones, ferruginous cherts or Banded Iron Formation (BIF), and rhyodacites and andesitic lavas. This assemblage has been subjected to metamorphism of lower greenschist facies.

The local geology around HGM consists of a sequence talc-chlorite schist, laminated black shale, silicate facies BIF, tuffaceous units, and siltstone from southwest to northeast with the occurrence of felsic porphyry intrusions and mafic dykes.

Mineralisation at the HGM is thought to have been formed by hydrothermal solutions migrating along structurally controlled channels, predominantly caused by an extensional duplex, with its long axis parallel to the direction of extension.

The deposit shows significant hydrothermal alteration, commonly with associated sulphide mineralisation. Strong carbonation, silicification, and in extreme cases propylitisation occur together with sulphides. Pyrite is the dominant sulphide, with significantly less chalcopyrite and occasional pyrrhotite present. Chalcocite and arsenopyrite have also been reported. Ore microscopy has shown that gold is associated with a late generation of pyrite and chalcocite.

Orebodies are generally elliptical in plan, strike to the north, and dip steeply at approximately 80 degrees (°) to the west, with a steep northerly plunge. The major orebodies are the 300N, 180N, 350N, 400N, and 10S, which have a combined strike length of approximately 500 metres (m). Additional orebodies, 320N, 330N, and 360N have been identified at depth.

The mineralised zones at the HGM have sharp grade boundaries, that in most cases can be defined with confidence.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 1

1.3	Exploration

Exploration is based on detailed geological mapping that established the following sequence from southwest to northeast: talc-chlorite schist, laminated black shale, silicate facies BIF, tuffaceous units, and siltstone. The occurrence of felsic porphyry intrusions and mafic dykes was observed in historical quarries.

Channel sampling, diamond drilling, and sludge drilling samples were used for the purposes of geological modelling and Mineral Resource estimation.

1.4	Mineral Resources estimates

This report is prepared as a Technical Report Summary (TRS) for the Property, in accordance with the United States Securities and Exchange Commission’s (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601(b)(96).

The Mineral Resources estimate has been defined, classified and reported by BMC Zimbabwe according to the guiding principles and minimum standards set out in SAMREC (2016). WSP’s view is that there are no material differences between SAMREC (2016), and S-K 1300 requirements for the reporting of Mineral Resources.

The relevant Qualified Persons (QPs) are satisfied that there has been sufficient orebody knowledge work completed to support Reasonable Prospects for Economic Extraction (RPEE) at the Property from a Mineral Resources perspective.

In the QPs’ opinion the assumptions for definition of the resource base are current.

For the purpose of demonstrating the capacity to exploit the resource and define Mineral Resources as required under S-K 1300, the QPs prepared a high level cashflow model and are satisfied that the scale of the resource and free cashflow after operating costs will cover the cost of capital and a suitable hurdle rate for investment. A process recovery of 89.5% for gold was applied for cashflow modelling consistent with recent historical averages and fixed tail estimates. Further assumptions are provided under Section 11.3 and Table 11-5.

Table 1-1 presents the underground Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) reported as at 31 December 2023. This is considered a conservative estimate due to the use of an Au COG of 1.4 g/t (refer to Section 11.3 for further information).

Mineral Resources are reported on an in-situ basis.

Table 1-1	HGM underground Measured and Indicated Mineral Resources estimate as at 31 December 2023

Category	Tonnage (Mt)	Au Grade (g/t)	Au Metal (koz)
Underground
Measured Resources	0.41	2.51	33
Indicated Resources	1.66	2.14	114
Grand Total	2.07	2.21	147

Notes: Mt = Million tonnes; Au Grade g/t = gold grams per tonne; koz = thousand ounces.

Table 1-2 presents the underground Inferred Mineral Resources (exclusive of Mineral Reserves) reported as at 31 December 2023. This is considered a conservative estimate due to the use of an Au COG of 1.4 g/t (refer to Section 11.3 for further information).

Table 1-2	HGM underground Inferred Mineral Resources estimate as at 31 December 2023

Category	Tonnage (Mt)	Au Grade (g/t)	Au Metal (koz)
Underground
Inferred Resources	2.01	2.82	182
Grand Total	2.01	2.82	182

Notes: Mt = Million tonnes; Au Grade g/t = gold grams per tonne; koz = thousand ounces.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 2

Table 1-3 presents the sands (tailings) Inferred Mineral Resources (exclusive of Mineral Reserves) reported as at 31 December 2023.

Table 1-3	HGM sands (tailings) Inferred Mineral Resources estimate as at 31 December 2023

Category	Tonnage (Mt)	Au Grade (g/t)	Au Metal (koz)
Sands (Tailings)
Inferred Resources	11.07	0.60	213
Grand Total	11.07	0.60	213

Notes: Mt = Million tonnes; Au Grade g/t = gold grams per tonne; koz = thousand ounces.

It should be noted that the underground and surface Mineral Resources estimate for the Property is reported exclusive of Mineral Reserves.

The Mineral Resources presented in this Section are not Mineral Reserves, and do not reflect demonstrated economic viability. The reported Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as Mineral Reserves. There is no certainty that all or any part of this Mineral Resource will be converted into Mineral Reserve.

All figures are rounded to reflect the relative accuracy of the estimates and totals may not add correctly.

Based on the geological results presented in this TRS and supported by the assumptions made by BMC Zimbabwe (presented in Section 11.3), it is the QP’s opinion that the Mineral Resources have RPEE.

1.5	Mineral Reserves estimates

The Mineral Reserves have been defined, classified and reported by BMC Zimbabwe according to the guiding principles and minimum standards set out in SAMREC (2016).

The QP is satisfied that there has been sufficient standard of evaluation to support estimation of a Mineral Reserve that has been demonstrated to be technically and economically viable.

It is the QP’s view is that there are material difference between the SAMREC and S-K 1300 requirements for reporting Mineral Reserves. WSP has adjusted the SAMREC estimate reported by BMC for the HGM to reflect the extractable (92% recovered) portion adjusted for the average Mine Call Factor (MCF) applied to grade (101.06% of resource grade), reflecting both plan dilution and positive reconciliation as a 3-year trailing average excluding outliers (+10%) as at end December 2023 (BCF = 103.9%). Mineral Reserves are reported on a plant feed basis, inclusive of dilution and ore loss modifying factors, assuming a gold metallurgical recovery of 89.5%.

Table 1-4 presents the HGM Mineral Reserves estimate as at 31 December 2023.

Table 1-4	Mineral Reserves estimate as at 31 December 2023

Category	Tonnage (kt)	Au Grade (g/t)	Au Metal (koz)	% Contribution
Underground
Proved Reserve	390	2.35	29	33%
Probable Reserve	450	2.42	35	40%
Total Proved & Probable	840	2.39	64	73%
Surface
Probable Reserve	820	0.88	23	27%
Grand Total	1,650	1.66	88	100%

Notes: UG = Underground, SF = Surface Stockpile Dam 3 and 4.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 3

The estimates are rounded to reflect the order of accuracy, to the nearest ten thousand tonnes (10 kt) for tonnage, to two decimal places for grade and density, and to the nearest thousand ounces (koz) for contained gold. Estimates are prepared carrying relevant decimal place accuracy to derive subtotals and totals that are subsequently rounded. Minor rounding errors may occur as a result.

1.6	Capital and operating costs

Capital and operating cost estimates have been prepared by HGM to generate a 3-year Mineral Reserves only LOM plan, plus 1 year for mine closure. WSP has analysed historical physical quantities, operating and capital costs of operation over the past 3 years 2021 – Q1 2024, and estimated an additional 5% contingency which has been applied to all operating and capital costs. Mine closure includes a contingency of 12.63%. The Mineral Reserve accounts for 17% by tonnage of the Measured, Indicated and Inferred inventory (inclusive of dilution, ore loss and low grade blocks) that HGM adopts for a 10 year strategic LOM plan.

Capital costs total US$22.3 M comprising sustaining capital of US$11.0 M, growth capital of US$3.7 M (only in 2024 for underground and process plant production upgrades) and mine closure of US$7.6 M (assuming a planned closure scenario). The mine closure cost estimate of $7.6 M was updated June 2024 in a review undertaken by Enmin Consulting (Private) Limited (Enmin).

Operating costs total US$74.4 M (US$89.08/t processed) comprising operating C1 costs of US$63.3 M (US$75.75/t processed) and fixed overheads US$35.2 M (US$7.15/t processed). Costs are prepared by HGM as ‘zero based’ estimates based on a track record of mine historical performance, current pricing and forecasts for key inputs (labour, consumables, power, fuel). There is potential for business improvement initiatives (power and water supply) to reduce unit operating C1 costs from $72/t to $68/t, and as a function of scale as production is increased from 40 ktpm to 47 ktpm in 2025. This in line with a capital upgrade program for the process plant and underground currently underway and due for completion in 2024, however, a conservative position has been adopted for cashflow modelling whereby a direct unit operating cost of US$72.15/t has been adopted, in line with 2021-23 average estimates, some 11% higher than forecast.

Given the historical track record of operation of the HGM, and a 5% contingency allowance for both operating and capital costs, WSP views the cost estimates comply with the level of accuracy required by § 229.1302 (Item 1302 of Regulation S–K). The capital and operating cost estimate accuracy is assessed at +15% while a 5% contingency allowance on all costs is consistent with recent historical variability as a provision for any additional, unforeseen costs associated with unanticipated geologic circumstances, engineering conditions and unanticipated geopolitical conditions.

1.7	Economic evaluation

Key outcomes of the cashflow evaluation and sensitivity analysis on an after tax basis, considering Mineral Reserves only are:

—	A positive project NPV of US$3.1 M when Mineral Reserves only (PP) are considered over a 3-year LOM.

—	The project value is most sensitive to operating costs then gold price, but relatively less sensitive to capital cost.

—	The project value is relatively less sensitive to discount rate over a 11% – 20% range and gold price range from -25% (US$1,388/oz) and +25% (US$2,313/oz).

—	Project breakeven for the Mineral Reserve only inventory is a 4% fall in gold price (US$1,795/oz) or a 3% increase in total cost.

The evaluation concludes that on a Mineral Reserves only basis, the project is economically viable with an NPV of $3.1 M at a discount rate of 15%, confirming the economic viability of the reserve base. The economic viability is most sensitive to operating costs and gold price, which is mitigated under the modelling by the assumption of:

—	Unit costs of US75.75/t that are 11.4% higher than Q1 2024 average unit cost of US$68/t.

—	Gold price of US1850/oz which is 20% lower than Q1 2024 average spot price of $2,300/oz.

On this basis, the economics are judged sufficiently robust to provide breakeven economics within a +10% level of accuracy and <15% contingency.

1.8	Permitting requirements

The ML is renewed on an annual basis with the Government of Zimbabwe. The area covered by ML 28 was surveyed and declared to be 2,408 ha. Isolated cases of illegal gold mining activities have been reported along some streams, and historical mine workings in the ML 28 area. Higher artisanal activity is concentrated along the Mzingwane River, on the southern margins of the ML 28 area. The ML is renewed annually, and the current certificate is valid to 17 August 2025.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 4

1.9	QPs’ conclusions and recommendations

1.9.1	Mineral Resources

Based on the information presented in this TRS, the QP’s key conclusions are as follows:

—	The levels of understanding of the regional geology, local geology, and the nature and controls on mineralisation are high, and provide a solid foundation for geological modelling, Mineral Resource estimation, and mining and exploration geology.

—	The drilling, sampling, assay and Quality Assurance Quality Control (QAQC) techniques used for both exploration, and resource definition are consistent with standard industry practice, and are considered appropriate for the purposes of geological modelling and Mineral Resource estimation.

—	The on-site assay laboratory is well-equipped and maintained and is considered suitable for the work it is being utilised for.

—	Mineral Resource estimates used a combination of paper-based estimation methods, and digital (computer-based) estimation prior to 2023 MRMR estimation and reporting (Edelrod 2024).

—	Grade estimates were not constrained to orebody wireframes during grade estimation but were constrained to orebody wireframes during Mineral Resource estimate reporting.

—	Estimates utilise all available samples i.e., channel, sludge, and diamond drill core samples etc.

—	Dry (BD) of 2.8 tonnes per cubic metre (t/m3) assigned for all mineralised domains.

—	Statistical validation of the Mineral Resource estimates has not been reported. Standard industry practice is to conduct both visual, and statistical validation of estimates and present the findings of this work in the Mineral Resource report to provide the reader an appreciation of the robustness of the estimates.

—	Grade estimation within modelled mineralisation domains (constrained estimate) would likely result in an increase in contained metal.

—	Work is currently in progress to rationalise and streamline the process for Mineral Resource and Mineral Reserve estimation. This will include consolidation of individual resource models into a single resource model.

—	RPEE have been considered, and the parameters used are considered reasonable.

—	The Mineral Resource classification that has been applied is considered appropriate.

—	Based on the dimensions of the deposit, and the size of the mine workings, the Mineral Resource estimate appears reasonable, and consistent with historical mined gold grades.

—	The MRMR technical report developed by BMC Zimbabwe covers a number of areas in sufficient detail; however, some areas require more detail to give the reader a more thorough understanding of the work that has been conducted, the results of the work and any inherent risks to the Mineral Resource estimate.

—	Mining, processing, and market modifying factors, study assumptions and parameters are used to establish RPEE for the reporting of Mineral Resources. No significant risks exist that could impact the reliability and/or confidence of Mineral Resources estimates.

Based on the information presented in this TRS, the QP’s key recommendations are as follows:

—	Data and database management is an area that requires further work. The HGM would benefit from the introduction of a corporate database, with inbuilt validation routines and reporting functionality, to assist with what is a large quantity of geological information.

—	The estimated cost of this recommendation is US$1,000,000 across the BMC Limited portfolio of assets.

—	A review of lithology, structural, and mineralisation modelling practices.

—	It is recommended that studies to characterise the hydrogeology are included in future exploration programs.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 5

—	Data analysis is conducted; however, it is recommended that for future Mineral Resource estimates, deposit wide Exploratory Data Analysis (EDA) is undertaken prior to estimation, to ensure data is fit for purpose for geological modelling and Mineral Resource estimation.

—	It is recommended that a succinct geological modelling and Mineral Resource estimation process flow is developed and followed for future Mineral Resource estimates.

—	It is recommended that Mineral Resource estimation is constrained to modelled mineralisation domain wireframes, using an appropriate Au Cut-off Grade (COG).

—	A comparison between dry BD values determined from underground grab samples, and drill core should be undertaken to ensure that the mean values used for Mineral Resource estimation are appropriate, and that bias is not being incorporated into the Mineral Resource estimate.

—	Validation of the Mineral Resource estimates produced, or at least the documentation of validation work undertaken is an area that requires further work. Standard industry practice is to conduct both visual and statistical validation of estimates and present the findings of this work in the Mineral Resource report, to give the reader an appreciation of the robustness of the estimates.

—	A review of the Mineral Resource classification methodology, and block assignment.

—	Mineral Resource reconciliation practices should be reviewed, and a system implemented that provides a measure of Mineral Resource estimate performance. Planned versus actual resource tonnages and grades should be developed and updated each time a Mineral Resource estimate is completed. It is recommended that mined development and production be reconciled monthly, and stope close-out reports be developed for each completed stope.

1.9.2	Mineral Reserves

The QP is satisfied with the basis for estimation and update of the 2023 Mineral Reserves. The outlook for the Mineral Reserve and LOM has improved on a number of fronts, these being:

—	Capital upgrades to increase underground production and process throughput to 47 ktpm due to be completed by end 2024.

—	Completion of the shaft deepening to the shaft sump below the 33 Level during 2023 to allow access to target mining blocks and installation of a loading pocket. Further shaft deepening to the 36 is planned.

—	Process plant capital upgrades and improvements that are ongoing to provide improved plant reliability and performance.

—	Work currently in progress to rationalise and streamline the process for Mineral Resource and Mineral Reserve estimation. This will include consolidation of individual resource models into a single resource model.

—	Recent increase in gold price to average above US2 300/oz spot pricing approximately 25% above the US$1,850/oz assumed for cashflow evaluation and US$1,800/oz assumed for cut-off grade (pay limit) determination.

Based on the information presented in this TRS, the QP’s key conclusions are as follows:

—	The Mineral Resource and Mineral Reserve report (BMC 2023b) is incomplete in terms of presenting detailed underground designs, provision of a Table 1, adequately accounting for block recovery and maintaining an accurate record of underground and surface broken ore stocks.

—	The Mineral Reserve estimate (BMC 2023b) prepared by HGM appropriately accounts for a mine call factor based on historical gold metal production assessed as a 3-year trailing average excluding +10% outliers, however:

—	While 4 of 36 monthly estimates are excluded from calculation of the BF, 20 of 36 monthly estimates are excluded from estimation of the APF, indicating a higher level of uncertainty in these estimates since the outliers represent a high proportion of the data.

—	The mine call factor based on gold metal reconciliation is only applied to grade.

—	No recovery factor is applied to tonnage reported as Mineral Reserves by HGM, however, an extractable reserve is implemented on transfer to the LOM schedule estimated at 92%.

—	The estimate does not appropriately account for significant contribution from the Mineral Resource, including Inferred material on an annual basis for reconciliation purposes.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 6

—	The level of overall plan dilution appears low but the manner in which the MCF, dilution and extraction are applied adequately account for both excess dilution and ore loss in the stopes. There is no separate account for unplanned or operational ore loss. The Assay Plan Factor (APF) and Block Factor (BF) estimated from gold content are applied as Mine Call Factors (MCF) only on the grade. In effect, the adoption of APF and BF factoring of grades accounts for historical production performance as call factors that take account of both dilution and ore loss, however, the relatively high level of contribution from Inferred resource category (20-50% historically) may be masking the overall reconciliation.

—	Diluted tonnage and grade estimates in the block listings are hard coded and not readily auditable. The QP understands that some estimates above the 20L are based on manual methods, but most estimates are derived from reporting from block models using design wireframes. WSP check reporting has found inconsistencies related to grade and classification; however, the QP is of the view that adjustments implemented by WSP appropriately account for the stated Mineral Reserve.

—	Ore tonnages are reported on a dry basis. Recent inspection in May 2024 indicates that the mine is relatively dry. Density estimates are applied at one significant decimal place. WSP recommends estimating average densities either by interpolation within the resource model by lithology or by reconciliation to derive an average dry density estimate to two significant decimal places.

—	The system of application of mining modifying factors based on reconciliation is a conventional approach, however, consideration should be given to separate estimation of tonnage and grade factors, particularly where there is significant contribution to production from MII category resources (non-PP). Spot checks reveal some inconsistencies and inaccuracy in reporting of volumes, classification, grade averaging and modifying factor evaluation, but these are judged to not unduly impact the level of accuracy for the reserve base estimated. WSP recommends:

—	Independent assessment of the resource and reserve block estimates utilising modern CAD techniques to facilitate complete transition from a manual approach.

—	Maintenance of underground stope block files to facilitate reconciliation and dilution/loss estimation on a stope block-by-block basis.

—	Preparation of development and stope block design wireframes for inventory interrogation that fully accounts for crown, sill, rib and extraction cone pillars.

—	Review of application APF, BF and BCF modifying factors based on gold metal content and applied solely as a grade factor.

—	Review of stope block Mineral Reserve, break, hoist, mill feed and reconciled mill production to confirm reconciliation factors calculated monthly.

—	Review of average mineralisation width, stope block width and diluent grade to ensure that appropriate account is made for both practically achievable mining widths and dilution estimates.

—	Inspection of estimates for the BF, APF and BCF over the past three years indicates a strongly positive reconciliation of +32% metal content between the depleted inventory and the reconciled Mill Feed, justified by BMC as largely resulting from a high proportion of Inferred and non-Mineral Reserve material (47% in 2023). In addition, historical forecast tonnage and grades have been relatively consistent, providing some justification to the modifying factors applied. While the operating performance provides confidence in the overall Mineral Reserve, the high contribution from Non-Mineral Reserve sources may be both masking lower tonnage recovery and under-estimating grade for Mineral Reserve blocks. For these reasons, WSP recommends:

—	Reconciliation of Depleted Blocks, Break, Hoist, Claim Mill Feed, Reconciled Mill Feed, Underground Stocks (Break less Extraction/Hoist), Surface Stocks and Written Off Stocks (corrections) on a monthly basis, in terms of tonnage, grade and metal content.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 7

—	Establishment and maintenance of detailed stope files.

—	Application of dilution and ore loss on a block-by-block basis from updated reconciliation.

—	Review of Mineral Reserve definition and stope design practices.

—	BMC Zimbabwe should be using the extractable reserve tonnes and grade for scheduling. The reason HGM do not is to provide a comparison for APF and BF estimation. BMC should maintain two sets of figures – one for reconciliation and one for scheduling and cashflow analysis. Mining schedules and cashflow models should adopt the extractable Mineral Reserve tonnage and grades.

—	The 1.5 g/t pay limit for ROM is estimated based on US$1,800/oz Gold, process recovery assuming a fixed tail residual grade of 0.24 g/t (84% recovery at 1.5 g/t), and representative operating and sustaining capital cost estimates (US$72/t). Pricing represents a discount on the 3-year trailing average (US$1,848/oz) and spot price (US$2,329/oz as at 31/05/2024). The pay limit for Tailings Dump (Sands) is estimated at 0.8 g/t based on a higher fixed tail residual grade of 0.40 g/t (50% recovery at 0.8 g/t) and lower cost structure (US$20/t). These estimates were reviewed in detail by the QP and judged appropriate.

—	Three marginal blocks were included in the reserve base (15L10_300N, 17L10_300N, 17L10_300FW) for 70 kt at 1.41 g/t. These blocks were included by the QP on the basis of a reduction in the pay limit to 1.39 g/t once a 3-year trailing average price of US$1,850/t is assumed and 1.17 g/t where the spot price of US$2,300/oz (May 2024) is assumed.

—	How mine adopts a complex spreadsheet system for preparation of the LOM plan that utilizes extractable Mineral Reserve and Mineral Resource block tonnages in combination with the original Mineral Resource grade. While adoption of extractable tonnage estimates is appropriate and should also be included in the Mineral Reserve estimate, the use of undiluted resource grades for mine scheduling is not acceptable practice. Furthermore, the approach adopted for mine scheduling requires improved QAQC since inconsistencies were noted and corrected for start and end year stocks for scheduling.

—	Underground and surface broken ore stocks are not reconciled. Starting stocks for the LOM plan end December 2023 assume nil stocks.

—	The surface Dam Sands #3 & #4 reserve estimates are appropriately based on survey solid wireframes, resource models and pay limit estimates (0.8 g/t). The Dam Sands reserve is not currently included in the LOM plan since it would displace higher grade underground resource but remains as potential project upside at the conclusion of underground mining and processing.

—	Capital and operating costs for the operation are considered appropriate and compare well with historical benchmarks, contracts and quotations. No contingency allowance is included in HGM estimates.

—	Completion of the plant upgrade from 40 thousand tonnes per annum (ktpa) to 47 ktpa in 2024 should also facilitate improved plant availability and utilisation and allow increased focus on reducing residue.

—	WSP notes that the LOM plan forecasts throughputs of up to 54 ktpm which is higher than the planned production upgrade to 47 ktpm. The capacity to meet these planned throughput rates needs to be justified given a growth capital allocation only for 2024.

—	The mine should prepare a consolidated resource block model to allow ease of interrogation and analysis.

—	Resource models be reviewed, upgraded, and integrated to allow much easier reporting based on design wireframes and as-mined surfaces. Issues with classification should be resolved. The resource model should be flagged by stoping block to allow ease in reporting.

—	Design wireframes should be prepared for all Mineral Reserve blocks that appropriately account for design constraints in terms of resource mineralisation widths, stope widths, crown/sill/rib pillars and any geotechnical constraints particularly as the mining extends at depth. Integrated as-mined and design wireframe models should be prepared with all wireframes flagged to allow ease in reporting.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 8

—	Detailed stope files or stope notes should be maintained for each stope block that records the design and production performance to allow estimation of dilution, loss, reconciliation statistics, and broken stock inventories.

—	Ore production from development should be monitored, recorded, and reconciled on an ongoing basis.

—	A complete review of the reconciliation process should be undertaken to confirm the gross level of dilution and ore loss, planned (via stope design), unplanned (operational) and actual.

—	The manner of application of the MCF to grade alone should be reviewed in concert with the reconciliation review. Recovery factors should be applied to tonnage estimates to derive extractable reserves for all Mineral Reserve blocks.

—	Dam Sands process amenability should be reviewed with respect to potential for impurities, deleterious elements and pregnant solution robbing materials. Process variability testwork should be revisited.

—	Gold and silver prices selected for estimation of pay limits and the LOM financial model should be based on a review of spot prices, forecast price estimates and/or 3-year trailing average of spot pricing. These estimates should be modified to reflect net price received as a consequence of the Zimbabwean governments requirement for Real Time Gross Settlement (RTGS) which currently requires that 75% of gold is paid in United States Dollars (USD) whilst the remaining 25% in local currency with effect from February 2023 (previously 60% USD and 40% in local currency). Sale of gold under these terms has been mandated by the Zimbabwean Government since the start of 2020.

The QP recommends providing further support to the Mineral Reserve estimate in terms of:

—	Unit operating costs should be reviewed on a fixed and variable basis to confirm forecast cost savings from economies of scale.

—	The capital and operating costs and the process recovery for sands tailing treatment should be confirmed by at least a pre-feasibility level study in order to confirm viability. A trial sands retreatment project was conducted during 2023 (BMC How Mine, July 2023) which concluded that additional plant upgrades (increased residence time, expanded leach capacity, mixers, pipework, and pumps) are required to lift throughput above 1350 tpd as a blend with underground ore. The QP recommends further assessment of the economic viability for processing the surface sands stockpile, given the low grade and estimated pay limit. Based on a preliminary evaluation from inspection of the HGM 2020 cost report and LOM plan, the viability of processing sands and inclusion as a Mineral Reserve depends on achieving reduced marginal unit processing costs and improved process recovery. The mining method, for example via conventional excavator/truck or monitor mining, needs to be identified and mining costs and capital costs estimated for the project to at least a PFS level of evaluation.

—	The mining methods are appropriate to the style and type of mineralisation and are based on a history of successful implementation. Subject to capital constraints, the QP recommends consideration be given to implementing more modern, mechanised mining techniques to improve productivity and production tonnage per personnel-shift. This will need to take appropriate account of the existing underground infrastructure and constraints. It could include the use of diesel, electric or battery powered boggers and electric-hydraulic drill rigs.

—	The calculation and the data underlying the APF and BF factors estimates should be reviewed. The variance and compliance between what were scheduled for mining and what was actually mined and processed should also be checked. HGM could consider adopting an “F Factors” reconciliation approach.

—	The underground stope block assessment appears to be supported by technical work and methodology to the required level to estimate a Mineral Reserve. A complete audit and independent estimation of the Mineral Resource and Mineral Reserve estimates is recommended.

—	Detailed stope block reconciliation should be completed on a regular monthly basis comparing by stoping block for the scheduled Mineral Resource, Mineral Reserve, break, hoist, mill feed (reconciled) and metal production. Stope files should be maintained that provide a detailed reconciliation record.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 9

2	Introduction

2.1	Registrant information

This Technical Report Summary (TRS) is for the Bulawayo Mining Company Limited (BMC Limited) owned How Gold Mine (HGM) [or the Property], located in Matabeleland South Province, southwestern Zimbabwe, and was prepared by the Qualified Persons (QPs) for BMC Limited.

BMC Limited is a private company incorporated in the United Kingdom (UK) and is a wholly owned subsidiary of Metallon Corporation Limited (UK) [Metallon]. Bulawayo Mining Company (UK) Limited (BMC UK) is a private company incorporated in the UK and is a wholly owned subsidiary of BMC Limited.

Bulawayo Mining Company (Private) Limited Zimbabwe (BMC Zimbabwe), Mazowe Mining Company (Private) Limited Zimbabwe (MMC Zimbabwe), and Redwing Mining Company (Private) Limited Zimbabwe (RMC Zimbabwe) are responsible for the management of mineral assets located in Zimbabwe, the principal activities of which include exploration, development and operation of precious metals mineral assets.

BMC Zimbabwe is directly responsible for the day-to-day management of mining operations and holds ML 28. The area covered by ML 28 has a surface area of 2,408 hectares (ha) [Figure 3-2] (BMC 2023b).

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Figure 2-1 presents the corporate structure of BMC Limited.

Figure 2-1 BMC Limited corporate structure

In October 2002, Metallon (herein referred to as BMC Limited) acquired a portfolio of mineral assets from a holding subsidiary of Lonmin plc (Lonmin), known as Independence Mining (Private) Limited (IML).

This portfolio of mineral assets located in Zimbabwe consists of three mining properties located within a significant land package consisting of some 66.02 square kilometres (km2) in area. The mining properties comprise three separate underground gold mines, namely: How, Mazowe, and Redwing. Each mining property is serviced by its own dedicated processing facilities and accompanying infrastructure. BMC Limited considers there to be significant exploration potential at each of the mining properties.

From acquisition of the assets in 2002 until 2006, gold production steadily increased, with gold production peaking in 2005 at approximately 156,000 ounces (oz) of gold, making BMC Limited Zimbabwe’s largest gold producer.

Due to political unrest and hyperinflation in 2007, BMC Limited’s mining activities in Zimbabwe ceased, and all mines were placed on Care and Maintenance (C&M). In 2009, mining activities recommenced, with several of the mines requiring rehabilitation work.

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Operations were suspended at the Mazowe Gold Mine (MGM) on 31 December 2018, and at the Redwing Gold Mine (RGM) on 30 March 2019 due to general economic challenges.

Gold production from the HGM since 2018 is as follows (BMC Zimbabwe Operation Reports):

—	2018: 39,746 oz.

—	2019: 25,719 oz.

—	2020: 19,099 oz.

—	2021: 30,381 oz.

—	2022: 26,769 oz.

—	2023: 33,714 oz.

BMC Limited’s forward strategy is to produce 300,000 oz of gold per annum through expansion across all mines, and through a broader acquisition strategy across Africa.

BMC Limited is pursuing a focused expansion strategy throughout Africa, with the aim of securing prospective green minerals assets in Zimbabwe, and the Democratic Republic of Congo (DRC).

2.2	Terms of reference and purpose

The purpose of this TRS is to report Mineral Resources, and Mineral Reserves for the Property effective 31 December 2023. Mineral Resources and Mineral Reserves reported herein are supported by annual report statements prepared by BMC Limited in accordance with SAMREC (2016) and rely on Feasibility Study (FS) level assessments based on the HGM’s continued operation as a going concern.

The TRS utilises:

—	Australian English spelling.

—	Metric units of measure.

—	grades presented in grams per tonne (g/t).

—	co-ordinate system presented in metric units using Cape/Lo29.

—	United States Dollars (USD).

Summary Mineral Resources and Mineral Reserves in Table 1-1, Table 1-2, Table 1-3, and Table 1-4 are presented based on a BMC Limited equity ownership basis (100%).

Key acronyms and definitions used in this TRS include those items listed in Table 2-1.

Table 2-1 List of acronyms and abbreviations used in this TRS

Acronym/Abbreviation	Description
°	Degrees
°C	Degrees Celsius
ACZ	Airport Company of Zimbabwe (Private) Limited
AMD	Acid Mine Drainage
amsl	Above mean sea level
APF	Assay Plan Factor
ASCII	American Standard Code for Information Interchange

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Acronym/Abbreviation	Description
Attica	Attica Mines (Pvt) Ltd.
Ballarat	Ballarat Mines (Pvt) Ltd
BBR	Beitbridge Bulawayo Railway (PVT) LTD
BCF	Block Call Factor (a mine call factor)
BGB	Bulawayo Greenstone Belt
BIF	Banded Iron Formation
BF	Block Factor
BMC Limited	Bulawayo Mining Company Limited
BMC Zimbabwe	Bulawayo Mining Company (Private) Limited Zimbabwe
BMC UK	Bulawayo Mining Company (UK) Limited
CAD	Computer-Aided Design
Capex	Capital Expenditure
CFM	Cubic Feet per Metre
CIP	Carbon in Pulp
C&M	Care and Maintenance
COG	Cut Off Grade
CPR	Competent Person’s Report
CRM	Certified Reference Material
CV	Coefficient of Variation
DRC	Democratic Republic of Congo
DXF	Drawing Exchange Format
EBIT	Earnings Before Interest and Taxes
EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization
EDA	Exploratory Data Analysis
EIA	Environmental Impact Assessment
EMA	Environmental Management Agency
EMP	Environmental Management Plan
Enmin	Enmin Consulting (Private) Limited.
ESIA	Environmental and Social Impact Assessment
FGB	Filabusi Greenstone Belt
Frobisher	Frobisher Ltd.
FS	Feasibility Study
Goldfields	Goldfields Development Co. Ltd
g	Grams
g/l	Grams per litre
g/t	Grams per tonne
ha	Hectares
Halo	Halo Co. Ltd
HGM	How Gold Mine
IML	Independence Mining (Private) Limited

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 13

Acronym/Abbreviation	Description
ISO	International Organization for Standardization
Independence	Independence Mining (Pvt) Ltd.
JMN	Joshua Mqabuko Nkomo International Airport
kg	Kilograms
km	Kilometres
km2	Square kilometres
koz	Thousand ounces
kt	Thousand tonnes
ktpa	Thousand tonnes per annum
ktpm	Thousand tonnes per month
kV	Kilovolts
l/s	Litres per second
LOM	Life of Mine
Lonmin plc	Lonmin
Lonrho	Lonrho Zimbabwe (Pvt) Ltd.
m	Metres
M	Million
MAR	Mean annual run-off
MCF	Mine Call Factor
Ml	Megalitre
ML	Mining Lease
mm	millimetre
MMC Zimbabwe	Mazowe Mining Company (Private) Limited Zimbabwe
MPa	Megapascal
Middindi	Middindi Consulting Pty Ltd
Mt	Million tonnes (metric)
mVA	Megavolt-ampere
NPV	Net Present Value
NRZ	National Railways of Zimbabwe
OK	Ordinary Kriging
opex	Operating Expenditure
oz	Ounce
PSA	Pressure Swing Absorption

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 14

Acronym/Abbreviation	Description
QAQC	Quality Assurance Quality Control
QP	Qualified Person
Rhodesian	Rhodesian Gemstones (Pvt) Ltd.
RMC Zimbabwe	Redwing Mining Company (Private) Limited Zimbabwe
RMR	Rock mass rating
ROB	Rough-Ore-Bin
ROM	Run of Mine
RPEE	Reasonable Prospects for Economic Extraction
RTGS	Real Time Gross Settlement
SAMREC	South African Mineral Resource Committee
SD	Standard Deviation
SG	Specific Gravity
SHEQ	Safety, Health, Environment and Quality
SRK	SRK Consulting (South Africa) (Pty) Ltd
t	Tonne
t/m3	Tonnes per cubic metre
tpm	Tonnes per month
TRS	Technical Report Summary
TSF	Tailings Storage Facility
UK	United Kingdom
μm	Micrometre
USD	United States Dollar
WSP	WSP Australia Pty Limited
Wt.%	Weight percent
ZESA	Zimbabwe Electricity Supply Authority
ZETDC	Zimbabwe Electricity Transmission and Distribution Company
ZiG	Zimbabwe gold currency
ZINIRE	Zimbabwe National Institute of Rock Engineering
ZWL	Zimbabwean Dollar

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2.3	Sources of information

This TRS relies upon various reports and other material prepared by BMC Limited, and BMC Limited’s staff and consultants as provided to WSP. This data and information have been supplemented with information in the public domain, and through information gathered during a site inspection by WSP in May 2024 (Section 2.4).

While WSP has reviewed the data and other information contained in the reports and other material provided to it and is not aware of any reason to doubt that such data and information is complete and accurate, excluding Golder (2021), WSP was not responsible for the preparation of those reports and other material.

WSP has taken reasonable care to ensure that the information contained in this TRS is in accordance with the facts and information available to it and is unaware of any omission likely to affect its import. In this regard, the attention of any reader of the TRS is specifically directed to Section 24, and Appendix A.

2.4	Personal inspection

Information in this TRS has been prepared under the supervision of the WSP QPs:

—	Aaron Radonich, Fellow of the Australasian Institute of Mining and Metallurgy (FAusIMM, Member Number 221172), Principal Geologist, WSP. Aaron is responsible for HGM Mineral Resources. The date of the last personal inspection was May 2024.

—	Allan Blair, Member of the Australasian Institute of Mining and Metallurgy (FAusIMM, Member Number 102240), Principal Mining Engineer, WSP. Allan is responsible for HGM Mineral Reserves. The date of the last personal inspection was May 2024.

Table 2-2 presents a tabulation of the QPs, their personal inspections, and their areas of responsibility.

Table 2-2	List of QPs

QP	Qualifications/Affiliation	Date of Personal Inspection	Areas of Responsibility
Aaron Radonich	Fellow AusIMM, PGCert Geostatistics, BSc (Hons.), BSc	May 2024	Sections 1.1, 1.2, 1.3, 1.4, 1.7, 1.8.1, 2, 3, 4, 5, 6, 7, 8, 9.1, 11, 20, 21, 22,1, 23.1, 24 and 25.
Allan Blair	FAusIMM, MBA, BSc, BAppSc Mining Engineering	May 2024	Sections 1.5, 1.6, 1.7, 1.8.2, 5, 9.2, 9.3, 9.4, 9.5, 10, 12, 13, 14, 15, 16, 17, 18, 19, 22.2, and 23.2.

During the personal inspection, Aaron Radonich and Allan Blair reviewed the regional and deposit geology with senior personnel from the management, geology and mining teams. Aaron Radonich and Allan Blair visited the core storage facility to review the deposit geology, core logging, sampling, analytical, QAQC, and core/sample chain of custody and archiving processes.

Aaron Radonich and Allan Blair visited the operating underground mine (active mining areas) and surrounding area and observed short-term (pre-production) and grade control (production) drilling.

During the personal inspection, Aaron Radonich and Allan Blair interviewed senior personnel from the management, geology and mining teams regarding recent mine performance, and geological modelling, and MRMR estimation and reporting practices.

Aaron Radonich and Allan Blair visited and inspected the Tailings Storage Facility (TSF) and associated impoundment dams, processing facility, surface water (stormwater) drainage systems, and site support infrastructure (workshops and maintenance facilities, warehouses, explosive magazines, site access fuel storage and power supply).

2.5	Previously filed Technical Report Summaries

This is the first TRS filed for the Property, and therefore does not update a previously filed TRS.

2.6	WSP declaration

The opinions of QPs in the employ of WSP contained herein and effective 31 December 2023, are based on information collected throughout the course of investigations by the QPs. The information in turn reflects various technical and economic conditions at the time of preparing the TRS. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time. Consequently, actual results may be significantly more or less favourable.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 16

This TRS may include technical information that requires subsequent calculations to derive sub-totals, totals, and weighted averages. Such calculations inherently involve a degree of rounding, and consequently introduce a margin of error. Where these occur, the QPs do not consider them to be material.

Neither WSP, nor the QPs responsible for this TRS, are insiders, associates, or affiliates of BMC Limited or any of its subsidiaries. The results of the technical review by the QPs are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

2.7	Statement of Independence

WSP has provided and continues to provide technical consulting services to BMC with respect to its mineral assets; some of that work is referred to in this report. The work is carried out independently on a fee for service basis. Fees generated from BMC are not material to WSP either locally or globally. The QPs have previously worked on projects for BMC and in our opinion, WSP’s association with BMC does not impact on the independence of this report. Furthermore:

—	WSP and the authors of this report have no material present or contingent interest in or association with BMC, and their subsidiaries or the assets under review. Individual employees of WSP may hold non-material securities holdings in these entities either directly or indirectly.

—	WSP has had no material association during the previous two years with the owners/promoters of the mineral assets, the company acquiring the assets or any of the assets to be acquired and has no material interest in the projects.

—	There are no business relationships between WSP and BMC. WSP or its employees and associates are not, nor intend to be a director, officer or other direct employee of BMC. The relationship with BMC is solely one of professional association between client and independent consultant.

—	WSP does not hold and has no interest in the securities of BMC and its subsidiaries under review.

—	WSP has no relevant pecuniary interest, association or employment relationship with BMC and its subsidiaries.

—	WSP has no interest in the material tenements, the subject of the Report.

—	WSP is not a substantial creditor of an interested party, nor has WSP a financial interest in the outcome of the proposal. The review work and this report are prepared in return for professional fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

—	The Report has been prepared in compliance with the Australian Corporations Act and ASIC Regulatory Guide 112 with respect to WSP’s independence as experts.

—	Fees for the preparation of this report are being charged at WSP’s standard schedule of rates, with expenses being reimbursed at cost plus a handling charge. Payment of fees and expenses is in no way contingent upon the conclusions of this report.

—	Based on the information provided to WSP and to the best of its knowledge, WSP has not become aware of any material change or matter affecting the validity of the report.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 17

3	Property description

3.1	Property location

The Property is located in Matabeleland South Province, Zimbabwe, approximately 30 km southeast of the city of Bulawayo (latitude 20°18’S and longitude 28°46’E), in the Bulawayo Mining District of Zimbabwe.

The location of the Property and its proximity to major infrastructure is presented in Figure 3-1.

Figure 3-1 Property location map

3.2	Title and mineral rights

BMC Zimbabwe, a wholly owned subsidiary of BMC UK, which is a wholly owned subsidiary of BMC Limited, holds ML 28. The area covered by ML 28 has a surface area of 2,408 ha. ML 28 is renewed annually, and the current certificate is valid until 17 August 2025 (BMC 2023b).

Isolated cases of artisanal gold mining activities have been reported along some streams, and historical workings within the ML area. Artisanal activity is largely concentrated along the Mzingwane River, on the southern margins of the ML area (BMC 2023b).

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Figure 3-2 presents the ML 28 boundary.

Figure 3-2 HGM ML 28 boundary

While WSP has referred to tenement holdings in this TRS, such reference is for convenience only and may not be complete or accurate. WSP is not expert in tenement management and the reader should not rely on information in this TRS relating to the current ownership and legal standing of the tenements or any encumbrances impacting on those tenements. This TRS assumes that all tenements and tenement applications are in good standing and free of all encumbrances other than those set out in this TRS.

3.3	Encumbrances

There are no known significant encumbrances to the Property that would impact the current Mineral Resources or Mineral Reserves.

3.4	Risks to access, title or right to perform work

Access to the mine site and to the ore is authorised by the applicable mining legislation, and BMC Zimbabwe’s title and mining rights (Section 3.2). Mining exploration and exploitation works conducted or to be conducted on site are authorised in accordance with the applicable legislation, and BMC Zimbabwe’s title and mining rights (Section 3.2). Other required permits and authorisations (e.g., environmental, building, etc.) are applied for by BMC Zimbabwe in accordance with the applicable legislation.

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3.5	Agreements and royalties

In 2022, the government of Zimbabwe has promulgated new regulations through Statutory Instrument 189 of 2022 to the effect that mineral royalties are to be paid partly in kind and partly in monetary form. The mineral royalties are collected from minerals specified in terms of section 49(1)(c1) of the Reserve Bank of Zimbabwe Act [Chapter 11:15] deemed to be components of the reserves maintained by the Reserve Bank of Zimbabwe. Minerals include but are not limited to gold, diamonds, platinum group metals and lithium. These regulations have also caused timeous amendments to the Finance Act and the Reserve Bank of Zimbabwe Act to ensure the cooperation in application of legislation (BMC 2023b).

In 2024, the monetary component was revised.

Royalties remitted to the Zimbabwe Revenue Authority in respect of gold and those minerals specified are paid based on 50% in kind and 50% in monetary form. With regards the “in kind component”, miners submit actual minerals they would have extracted. The 50% monetary component would be paid as follows:

—	37.5% in the Zimbabwe Gold (ZiG) currency.

—	12.5% in foreign currency (RBZ 2024).

Prior to the promulgation of these regulations, royalties were paid only in monetary form.

A US$21 per kilogram (/kg) realisation fee is also charged for gold lodged with Fidelity Printers and Refiners (BMC 2023b).

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4	Accessibility, climate, local resources, infrastructure, and physiography

4.1	Topography, elevation and vegetation

The HGM is located at an altitude of approximately 1,250 m above mean sea level (amsl). The surrounding hills range between 1,230 and 1,410 m amsl, and the property drains southeast towards the Mzingwane River (BMC 2023b).

The natural vegetation of the Property is veldt, which covers the gently undulating hills and slopes. Various types of mixed woodland species are naturally found throughout the area. However, the natural vegetation in the area has not been significantly disturbed particularly by forestry activities and historic mining activity dating back to early 1941. Invader plants include amongst others Eucalyptus (gum tree). The majority of the vegetation in the area consists of indigenous plants (BMC 2023b).

4.2	Access

The Property is accessible via a sealed road from Bulawayo, which is in good condition.

Bulawayo is serviced by Joshua Mqabuko Nkomo International Airport (JMN), operated by the Airport Company of Zimbabwe (Private) Limited (ACZ), which has the capacity to handle 1.5 million passengers per annum (ACZ 2024), and by rail. The National Railways of Zimbabwe (NRZ) provides both freight services (NRZ 2024a), and passenger services (NRZ 2024b), whilst the Beitbridge Bulawayo Railway (PVT) LTD (BBR) provides a dedicated freight service to South Africa.

4.3	Proximity to population centres

The HGM is located approximately 30 km southeast (by road) of the city of Bulawayo (latitude 20°18’S and longitude 28°46’E), which has a population of approximately 1.5 million (urban plus rural areas).

Bulawayo is serviced by Joshua Mqabuko Nkomo (JMN) International Airport, operated by the Airport Company of Zimbabwe (Private) Limited (ACZ), which has the capacity to handle 1.5 million passengers per annum (ACZ 2024). The National Railways of Zimbabwe (NRZ) provides both freight services (NRZ 2024a), and passenger services (NRZ 2024b), whilst the Beitbridge Bulawayo Railway (PVT) LTD (BBR) provides a dedicated freight service to South Africa.

4.4	Climate

The HGM operates continuously throughout the year, with no interruptions dues to seasonal changes.

Bulawayo is located in the tropics but due to its high altitude has a sub-tropical climate, classified as hot semi-arid climate (BSh) under the Köppen climate classification. The average annual temperature is 19 degrees Celsius (°C), with maximum daily temperatures ranging from 21°C in July to 30°C in October and cool nightly minimums ranging from 7°C in July to 16°C in January. Bulawayo experiences three distinct seasons: a dry cool winter from May to August; a hot dry early summer from August to November; and a warm wet late summer from November to April (BMC 2023b).

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The mean annual rainfall is 575 millimetres (mm) falling mostly between November and February. However, the region is vulnerable to drought and wet season rainfall can vary significantly from one year to the next. 888 mm of rain fell between December and February in 1978, while only 84 mm fell during the same period in 1983 (BMC 2023b).

Table 4-1 and Figure 4-1 present climate statistics for Bulawayo, Zimbabwe.

Table 4-1 Mean temperatures in Bulawayo (World Meteorological Organization)

Month	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Mean Maximum (°C)	27.7	27.2	27.1	25.9	24.1	21.6	21.5	24.4	27.9	29.4	28.7	27.7
Mean Temperature (°C)	21.8	21.2	20.6	18.7	16.0	13.7	13.8	16.4	19.9	21.6	21.7	21.4
Mean Minimum (°C)	16.5	16.2	15.3	13.0	9.9	7.4	7.2	9.1	12.4	15.0	16.0	16.3
Mean Rainfall (mm)	117.8	104.6	51.4	33.3	7.0	2.2	1.0	1.4	7.0	38.4	91.1	120.3
Mean rainy days	10	8	5	3	1	1	0	0	1	4	8	10

Notes: Climatological information is based on monthly averages for the 30-year period 1961–1990.

Figure 4-1 Climate statistics for Bulawayo, Zimbabwe (Meteoblue 2023)

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4.5	Local resources and existing infrastructure

4.5.1	Power supply

Electricity is provided from the national grid through the Springs and Criterion lines at 7.5 Megavolt Ampere (MVA), and 2.5 MVA respectively. The lines are operated by the Zimbabwe Electricity Supply Authority (ZESA).

4.5.2	Water supply

Water used in the operations is obtained from a dam on the Gabalozi River (on the mine site) and the Chimedza Dam (located approximately 7 km west of the mine location). Drinking water is provided from a line supplying the City of Bulawayo. Water is also supplied by way of water bores drilled on site.

4.5.3	Personnel

For the 40,500 tonnes per month (tpm) throughput, budgeted employee establishment is 1,023 of whom 111 are managerial employees. The staff is largely housed on-site, in family accommodation, except for a few members of staff who are bussed in from Bulawayo daily.

4.5.4	Suppliers

The principal raw materials used in the mining operations are fuel, electricity (Section 4.5.1), and water (Section 4.5.2). Diesel fuel is used to power front-end loaders, tractors, motor vehicles, and standby power generators. The mine is currently upgrading the on-site fuel pump station to a holding capacity of 35,000 litres.

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5	History

5.1	Exploration and ownership history

The Property draws on over 60 years of exploration field activities and previous studies.

The HGM claims were first pegged as a greenfields discovery in July 1941. In August 1941, the claims were transferred to the Halo Syndicate, which changed the name to Halo Co. Ltd (Halo) in October 1943. Two quarries had been established by July 1944, with the southern quarry developed to a depth of 30 m. The accompanying processing facility had a 19-stamp battery. During the period 1950-1951, the mine was put on option to Goldfields Development Co. Ltd (Goldfields) [BMC 2023a].

Frobisher Ltd. (Frobisher) had an option on the mine in the period 1952-1953. In the same period, a diamond drilling program totalling 2,020 m was undertaken. This program indicated potential for a large tonnage operation, with an average grade of 4.90 grams per tonne (g/t) Au. The option was abandoned in 1953, effectively ceasing all processing operations. Ballarat Mines (Pvt) Ltd (Ballarat) took over the mine in June 1954 and sunk the main shaft between the two open pits (BMC 2023a).

The property was taken over by Lonrho Zimbabwe (Pvt) Ltd. (Lonrho) in 1973, first under the name of Rhodesian Gemstones (Pvt) Ltd. (Rhodesian), then Attica Mines (Pvt) Ltd. (Attica) and eventually Independence Mining (Pvt) Ltd. (Independence), in 1986. Since 1970, the mine has operated continuously and is one of the largest gold producers in the Matabeleland region. In October 2002, Lonrho relinquished ownership of Independence to Metallon (BMC Limited). In 2016, the name changed from How Mine to Bulawayo Mining Company (Pvt) Ltd (BMC) after the parent company. Metallon (BMC Limited) separated the group’s mines into standalone mining operations (BMC 2023a).

The surface footprint of the mineral rights owned by Metallon (BMC Limited) at the HGM covers an area of 2,408 ha. Isolated cases of illegal gold mining activities have been reported along some streams and historical workings located within the ML. The majority of artisanal mining activity is concentrated along the Mzingwane River, on the southern margins of the ML area (BMC 2023a).

5.2	Production history

Total gold produced from the HGM between 1941, and 2023 is approximately 1.78 million ounces (Moz) [BMC 2023b].

Figure 5-1 presents total gold production from the HGM for the period 1941–2023.

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Figure 5-1    HGM total gold production 1941–2023

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5.3	Production reconciliation

The Property’s MRMR as of the end of the 2023 and 2022 fiscal years are compared in Table 5-1. Material changes are detailed in Table 5-2 to Table 5-6.

Key variances between 2022 and 2023 are summarised as follows:

Mineral Resources

—	Measured Resources: A 14% reduction in ounces arising from 214 kt of mining depletion, 108 kt gain from new blocks, 108 kt loss from block adjustment, and offset by 146 kt gain from reclassification and a COG adjustment (1.2g/t to 1.0g/t Au) of 35kt

—	Indicated Resources: A 790% increase in ounces arising from nil mining depletion, 62 kt gain from new blocks, 1,190 kt gain from block adjustment, a 161 kt gain from reclassification and a COG adjustment (1.2g/t to 1.0g/t Au) of 62 kt.. Most block additions arise from the new mining area below the 30 Level to 32 Level.

—	Measured & Indicated Resources: Tonnage increased by 231% while grade decreased by 13% leading to a net increase of 188% in contained gold. Again, the changes are mainly due to new resource block definition between the 30 Level and 32 Level, upgrade of Mineral Resources to Mineral Reserves, and with minor contribution from COG adjustments.

—	Inferred Resources: A 40% increase in ounces arising largely from inclusion of sands (11 Mt at 0.6 g/t), blocks below the 30 Level to 34 Level (488 kt), and minor changes from COG adjustments.

  Mineral Reserves

—	Underground: A 2% increase in Proved Reserves, and an 8% increase in Probable Reserves, leading to a 5% increase in total gold ounces:

—	Proved Reserves tonnage increased by 12%, while grade reduced by 9% leading to a net increase of 2% in contained gold. The Proved Reserves change derives from 217 kt of mining depletion offset by 190 kt of new blocks (mainly below 30 Level), 101 kt from block reclassification upgrade and 31 kt of block adjustment depletion.

—	Probable Reserves tonnage increased by 7% at similar grade to yield an 8% increase in contained gold. The Probable Reserves change derives from 20 kt of mining depletion, 82 kt from block adjustment depletion, 101 kt of reclassification depletion (mainly upgrade to Proved Reserves), all offset by 233 kt of new blocks (mainly below 30 Level).

—	Surface: No change to the No. 3 & 4 tailings dam Probable Reserve.

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Table 5-1	MRMR summary comparison end December 2022 to end December 2023

Category	31 December 2022			31 December 2023			Var. (%)
	Tonnes (kt)	Au Grade (g/t)	Au (koz)	Tonnes (kt)	Au Grade (g/t)	Au (koz)	Au (koz)
Mineral Reserves
Proved Mineral Reserves UG	340	2.58	28	390	2.35	29	2%
Probable Mineral Reserves UG	420	2.41	33	450	2.42	35	8%
Total Mineral Reserves UG	760	2.49	61	840	2.39	64	5%
No 3 & 4 Slimes Dam – Probable Reserves	820	0.88	23	820	0.88	23	0%
Total Mineral Reserves	1,580	1.66	84	1,660	1.64	87	4%
Mineral Resources
Measured Mineral Resources	438	2.72	38	405	2.51	33	-13%
Indicated Mineral Resources	186	2.15	13	1,661	2.14	114	777%
Total M+I Mineral Resources	624	2.55	51	2,066	2.22	147	188%
Inferred Mineral Resources	3,254	2.71	283	13,079	0.94	395	40%
Total Mineral Resources	3,878	2.68	334	15,145	1.11	542	62%

Notes: Numbers are rounded, Mineral Resources exclude Mineral Reserves, and Mineral Reserves are inclusive of dilution and ore loss.

Table 5-2	Proved Mineral Reserves reconciliation end December 2022 to end December 2023

Proved Mineral Reserves	Tonnes	Grade (Au g/t)	Au (oz)
Proved Mineral Reserves as @ 31/12/2022	342,441	2.58	28,450
LESS: Stoping	-216,813	2.10	-14,638
Development	-529	0.71	-12
Additions	190,024	2.31	14,117
Block Adjustments	-30,832	7.87	-7,800
Reclassification Adjustment	100,754	2.78	9,016
Proved Mineral Reserves as @ 31/12/2023	385,044	2.35	29,133
Variance %	12%	-9%	2%

Table 5-3	Probable Mineral Reserves reconciliation end December 2022 to end December 2023

Probable Mineral Reserves	Tonnes	Grade (Au g/t)	Au (oz)
Probable Mineral Reserves as @ 31/12/2022	419,592	2.41	32,540
LESS: Stoping	-19,099	2.80	-1,719
Development	-926	2.01	-60
Additions	233,380	2.38	17,894
Block Adjustments	-82,186	1.74	-4,597
Reclassification Adjustment	-100,754	2.78	-9,016
Probable Mineral Reserves as @ 31/12/2023	450,006	2.42	35,042
Variance %	7%	0%	8%

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Table 5-4	Measured Mineral Resources reconciliation end December 2022 to end December 2023

Measured Mineral Resources	Tonnes	Grade (Au g/t)	Au (oz)
Measured Mineral Resources as @ 31/12/2022	437,716	2.72	38,258
LESS: Stoping	-210,133	2.84	-19,187
Development	-3,605	0.93	-108
Additions	108,025	2.57	8,931
Block Adjustments	-108,005	1.91	-6,618
Reclassification Adjustment	146,356	2.19	10,303
COG Adjustment (1.2 g/t Au to 1.0 g/t Au)	35,077	1.06	1,195
Measured Mineral Resources as @ 31/12/2023	405,431	2.51	32,774
Variance %	-7%	-8%	-14%

Table 5-5	Indicated Mineral Resources reconciliation end December 2022 to end December 2023

Indicated Mineral Resources	Tonnes	Grade (Au g/t)	Au (oz)
Indicated Mineral Resources as @ 31/12/2022	186,068	2.15	12,862
LESS: Stoping	0	0	0
Development	0	0	0
Additions	61,641	2.76	5,477
Block Adjustments	1,190,096	2.29	87,569
Reclassification Adjustment	161,118	1.22	6,298
COG Adjustment (1.2 g/t Au to 1.0 g/t Au)	61,881	1.13	2,246
Indicated Mineral Resources as @ 31/12/2023	1,660,804	2.14	114,452
Variance %	793%	0%	790%

Table 5-6	Inferred Mineral Resources reconciliation end December 2022 to end December 2023

Inferred Mineral Resources	Tonnes	Grade (Au g/t)	Au (oz)
Inferred Mineral Resources as @ 31/12/2022	3,254,104	2.71	283,142
LESS: Stoping	0	0.00	0
Development	-1,636	3.00	-158
Additions	255,912	2.51	20,618
Block Adjustments	-1,287,854	2.64	-109,216
Reclassification Adjustment	-211,239	1.80	-12,258
Sands	11,069,322	0.60	212,884
Inferred Mineral Resources as @ 31/12/2023	13,078,609	0.94	395,012
Variance %	302%	-65%	40%

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5.4	Aggregate fiscal year production

Aggregate production over the past 3 years is provided in Table 5-7. Annual production has ramped up by 24% in tonnage and 10% in ounces over the 3 years from 30 ktpm in 2021 to 37.5 ktpm in 2023, in line with a production ramp up initiative. A gold production reduction of 12% in 2022 derived from an 11% shortfall in tonnage milled compared to budget whilst grades were 2% higher than budget.

Table 5-7	Aggregate fiscal year production ending December 2021–2023

Year	Process Tonnes	Au Grade (g/t)	Contained Au (oz)	Process Recovery (%)	Recovered Au (oz)	Variance % (Tonnage)	Variance % (oz)
2021	363,550	2.92	34,080	89.14	30,381	0%	0%
2022	379,475	2.45	29,863	89.65	26,772	4%	-12%
2023	450,343	2.60	37,646	89.55	33,712	24%	10%
Total	1,193,368	2.65	101,589	89.44	90,865

5.5	Exploration and development by previous owners or operators

Previous exploration and development is discussed in Section 5.1.

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6	Geological setting, mineralisation, and deposit

6.1	Regional geology

The HGM is located in the Umzingwane Formation of the Bulawayo Greenstone Belt (BGB). The Umzingwane Formation occupies an area broadly in the centre of an almost triangular shaped greenstone belt that tapers to the southeast, and links with the Filabusi Greenstone Belt (FGB) to the east (BMC 2023b).

Figure 6-1 presents a simplified regional geology map of Zimbabwe and the locations of major greenstone belts. The BGB is situated proximal to the city of Bulawayo.

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Figure 6-1	Regional geology of Zimbabwe showing location of Greenstone Belts (Prendergast 2004)

The lithological units characteristic of the Umzingwane Formation include clastic metasediments, fine-grained tuffaceous rocks, banded shales and siltstones, ferruginous cherts or Banded Iron Formation (BIF), and rhyodacites and andesitic lavas. This assemblage has been subjected to metamorphism of lower greenschist facies (BMC 2023b).

Figure 6-2	presents the regional geology of the HGM area.

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Figure 6-2	Regional geology of the HGM area (BMC Limited)

6.2	Structural setting

The setting of the volcaniclastic sediments is thought to be a rift-type basin, possibly fault bounded. Part of the deformation in the Upper Greenstones affecting the Umzingwane Formation is due to the intrusion of diapiric granites such as the Esigodini Granite to the east. The effects of this deformation phase were significant shortening, thrusting and shearing. Rocks within the Umzingwane Formation are strongly deformed, with shortening in the northeast-southwest direction and extension along a northwest-southeast axis. The How and Umzingwane shears are oriented in this direction (BMC 2023b).

6.3	Local and Property geology

The area around the HGM was geologically mapped in detail in 1976. This geological mapping work established a sequence of talc-chlorite schist, laminated black shale, silicate facies BIF, tuffaceous units and siltstone from southwest to northeast (BMC 2023b).

The occurrence of felsic porphyry intrusions and mafic dykes in local quarries is also expressed in exposures underground. The disposition of the quarries show that the ore channel locally transgresses lithological boundaries and is therefore not strictly stratabound (BMC 2023b).

Figure 6-3	presents the local geology of the HGM area.

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Figure 6-3	Local geology of the HGM area (BMC 2023b)

Figure 6-4 presents simplified stratigraphic columns for the Umzingwane Formation (which hosts the HGM), Avalon Formation, and Kensington Formation.

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Figure 6-4	Simplified stratigraphic columns for the Umzingwane, Avalon, and Kensington formations (BMC Limited)

6.4	Deposit type and geology

The geological and structural information seen in the open pits provides some insight into the structural controls that are believed to be responsible for the localisation of mineralisation at the HGM. The main control is believed to be an extensional duplex, with a long axis oriented along the direction of extension (BMC 2023b).

Previous models suggesting that the ore was stratabound within felsites and was syngenetic in nature have now been disregarded due to the transgressive nature of the mineralisation. The felsites are in fact, propylitised tuffs. Prominent shears are evident on both the hangingwall and footwall contacts of the ore channel, and these represent the principal shears of the duplex system (BMC 2023b).

A new theory being tested suggests that the hangingwall contact of the dacite controlled mineralisation in the main orebodies on both strike and dip. This theory is evident when a composite plan of the mine is viewed. All development that continued into the hangingwall contact of the dacite, both north and south, does not contain significant mineralisation when compared to the main orebodies. However, there are some orebodies in the top section of the mine that are hosted in dacite. It appears that these orebodies are located at the central inflection point of the hangingwall dacite contact. This phenomenon is observed above the 16 Level. This theory is significant in terms of defining future exploration targets within the dacite hangingwall contact envelope and within the dacite itself and suggests the possibility of another “trouser leg” orebody plunging to the south (BMC 2023b).

6.5	Mineralisation

Orebodies are generally elliptical in plan, strike to the north, and dip steeply at approximately 80° to the west, with a steep northerly plunge. The major orebodies are the 300N, 180N, 350N, 400N, and 10S, which have a combined strike length of approximately 500 m. A waste or low-grade parting separates the 300N and 180N orebodies, which becomes narrower at depth, and below the 20 Level is approximately 5 to 10 m in width.

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Where this occurs, the two orebodies are combined into a single domain for resource evaluation purposes, between the 20 Level and 24 Level, with a maximum width of approximately 55 m. This change in orebody dimensions necessitated a change in sampling technique and sludge drilling was replaced by the drilling of deeper diamond drill holes (known as profile drilling) to reach the limits of the mineralisation (BMC 2023b).

Between the 24 Level and 26 Level, the waste parting between the 300N and 180N was left intact. This was as a result of recommendations made by a rock mechanics consultant engaged by BMC in mid-2012 and resource evaluation was conducted accordingly. However, between the 26 Level and 28 Level, the 300N and 180N orebodies merge and are being mined as a single orebody (BMC 2023b).

Current information from deep diamond drilling indicates that the orebodies gradually taper in width with depth and become shallower in dip i.e. approximately 60°. The deposit shows significant hydrothermal alteration is frequently associated with sulphide mineralisation. Strong carbonation, silicification, and in extreme cases propylitisation occur together with sulphides. Pyrite is the dominant sulphide, with significantly less chalcopyrite and occasional pyrrhotite present. Chalcocite and arsenopyrite have also been reported. Ore microscopy has shown that gold is associated with a late generation of pyrite and chalcocite. The location of gold mineralisation is either in fractures within the sulphides or on sulphide grain surfaces (BMC 2023b).

Mineralisation at the HGM is thought to have been formed by hydrothermal solutions migrating along structurally controlled channels, predominantly caused by an extensional duplex, with its long axis parallel to the direction of extension. Recent underground exploration drilling between the 30 Level and 32 Level, has identified three new orebodies, namely 320N, 330N and 360N, which are situated in the footwall of 300N and are hosted within the dacite, a completely different environment when compared to the other orebodies. However, current evaluation work focuses on establishing the orebody strike extensions between the 28 Level and 30 Level, and down-dip extension below the 30 Level. This discovery brings in the dacite environment as a prospective future exploration target (BMC 2023b).

The mineralised zones at the HGM have sharp grade boundaries, that in most cases can be defined with confidence. The Mineral Resource envelopes (domain wireframes) are delineated using grade-based cut-offs (soft boundaries) based on pay limits (BMC 2023b).

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Figure 6-5 presents a typical cross-section of ore zones within tuff.

Figure 6-5	Typical cross-section of ore zones within tuff (Edelrod 2024)

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7	Exploration

Exploration at the Property is based on detailed geological mapping that established the following sequence from southwest to northeast: talc-chlorite schist, laminated black shale, silicate facies BIF, tuffaceous units, and siltstone (Edelrod 2023).

The occurrence of felsic porphyry intrusions, and mafic dykes in historical quarries is also expressed in underground exposures. This shows that the mineralisation channel locally transgresses lithological boundaries and is therefore not strictly stratabound (Edelrod 2023).

Locally, a new theory is being tested which suggests that the hanging-wall contact of the dacite was a control on mineralisation of the main orebodies along strike and up and down dip. A plan view of the mine shows that all development that proceeded past the hanging-wall contact of the dacite (north and south) contains insignificant mineralisation when compared to the main orebodies. However, there are some orebodies in the top section of the mine that are hosted in dacite. Investigating the new theory is significant in terms of defining future exploration targets within the dacite hangingwall contact envelope, and within the dacite itself. This theory suggests the possibility of another “trouser leg” orebody plunging to the south (Edelrod 2023).

Channel sampling, diamond drilling, and sludge drilling samples were used for the purposes of geological modelling and Mineral Resource estimation (BMC 2023b).

7.1	Diamond drilling

Diamond drill core is logged and sampled at a nominal 1 m interval, depending on geology. Samples are taken to at least 5 m beyond the geologically defined mineralisation boundary in all drill holes. Core recovery averages >98% (BMC 2023b).

Core size is AXT (32.5 mm core diameter) and BQ (36.4 mm core diameter) for evaluation, and exploration drill holes respectively (BMC 2023b).

Collars are surveyed using a Total Station. Downhole survey is conducted using digital downhole survey tools.

A plan view of all HGM drill hole collars and existing mine development is provided in Figure 7-1.

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Figure 7-1	Plan view of all HGM drill hole collars and existing mine development

7.1.1	Exploration drilling 2012-2023

Exploration holes drilled 2012 to 2023 are summarised in the following section. All the hole collars were machine surveyed and downhole surveys were completed for determination of dip and azimuth deviations.

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7.1.1.1	30L Drilling Plan (2021 -2023)

Drilling targeting the 30L – 32L lift on the 300N, 320N, 360N and 400N orebodies. 19 holes totalling 5 596 m were drilled. The 30L (2021-2023) drilling plan is shown in Figure 7.2.

Figure 7.2	30L (2021-2023) drilling plan

7.1.1.2	24L Drilling Plan (2015 – 2016)

Drilling was undertaken from two chambers on the 24L.

—	In the 1st Chamber, 11 holes totalling 1 619 m were drilled targeting the 24L -26L lift of the 400N orebody.

—	In the 2nd Chamber, 9 holes totalling 2 276 m were drilled targeting the 26L – 28L lift the 400N orebody.

The 24L (2015-2016) drilling plan is shown in Figure 7.3

Figure 7.3	24L (2015-2016) drilling plan

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7.1.1.3	26L Drilling Plan (2012 – 2013)

Drilling was undertaken from the 1st chamber where 4 holes totalling 1 173 m were drilled targeting the 28L to 30L lift the 300N orebody.

The 26L (2012-2013) drilling plan is shown in Figure 7.4.

Figure 7.4	26L (2012-2013) drilling plan

7.2	Sludge drilling

Sludge drilling was formerly used for resource evaluation purposes. Sludge drill holes were sampled on 1 m intervals. Historical sludge drilling results remain in the resource database for orebodies on or above the 20 Level. Sludge drilling has been phased out entirely due to questionable reliability. All evaluation below the 20 Level is based on diamond core and channel sampling only (BMC 2023b).

7.3	QP’s opinion

The QPs considers the data collected including method of collection and storage to be appropriate for the preparation of geological models and Mineral Resources estimates, and that the data has been considered during resource classification.

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8	Sample preparation, analyses, and security

8.1	Sampling techniques

The following types of samples are used at the HGM for Mineral Resources estimation (BMC 2023b):

8.1.1	Core sampling

The entire drill hole is sampled in the case of evaluation drill holes, while only mineralised zones are sampled in the case of exploration drill holes. For exploration drill holes, core is halved using a core splitter. Half core is sampled and assayed, while the other half is archived (BMC 2023b).

Current practice is that half core and pulps from exploration drill holes are securely stored, and only discarded after mining through the areas where drilling was completed (BMC 2020).

8.1.2	Drive face and stope-bench sampling

Drive face and stope-bench samples are taken at the discretion of the mine geologist, using a hammer and cold chisel or a pneumatic diamond-saw, where services permit. Maximum sample length is 1 m but may be smaller depending on geology or visible mineralisation. Data is used to generate information that is routinely used for mining and grade control purposes underground, but not for resource evaluation purposes (BMC 2023b).

8.1.3	Channel sampling

Channel sampling is undertaken using a pneumatic diamond-saw, to cut a 10 mm deep and 30 mm wide channel in the backs of development drives, or sidewalls of cross-cuts. Channels are taken at 2 m intervals (and at 4 m intervals below the 22 Level) in the backs of development drives, and at a 1 m intervals along sidewalls of cross-cuts. The nominal sample length is 1 m; however, may be smaller to allow for variations in geology, apparent mineralisation, or excavation dimensions. The sampling interval was increased from 2 m to 4 m below the 22 Level following a variography study that demonstrated no material change to the definition of the deposit (BMC 2023b).

8.1.4	Grab sampling

Grab samples are typically taken from active draw-points for grade control, and production tracking purposes. At the end of each shift, a bulk sample (consisting of a number of samples taken throughout the course of the shift) is collected from the draw-point and thoroughly mixed, coned, and quartered to not less than 0.25 kg for assaying at the on-site assay laboratory. Samples are taken only to give an indication and provide a record of the grade of ore sent to the processing plant (BMC 2023b).

8.1.5	Level assay plans

Sample details (for both channel, and diamond drill core samples) are documented on sampling and assay report sheets, and data are plotted on level assay plans, which form the basis of the Mineral Resource and Mineral Reserve estimation process (BMC 2023b).

8.1.6	Sample security

Samples are collected and transported to the surface by an appointed sampler. Upon arrival on surface at the main shaft, the sampler is escorted by mine security to the on-site assay laboratory (BMC 2023b).

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8.2	Dry bulk density determination

Dry bulk density (BD) determinations are completed in-house by BMC Zimbabwe Geology Department technicians on diamond drill core samples prior to dispatch to the on-site assay laboratory for assaying. This methodology was initiated in July 2000, with a total of 8,252 determinations averaging 2.80 grams per cubic centimetre (g/cm³) having been made to December 2023. These determinations have indicated that there are only subtle variations between, or within orebodies. No clear relationship has been established between gold grade, and BD e.g., some waste material samples possess a higher value than ore (BMC 2023b).

Scientific Investments (now known as Duration Gold Limited [DGL]), a commercial analytical laboratory located in Bulawayo, initially completed a total of 105 BD determinations on Deep Drilling Phase 2 Project core samples, and also obtained a mean value of 2.80 g/cm³. This result was used to benchmark the accuracy of the in-house determinations completed (BMC 2023b).

8.3	Sample preparation, analysis and procedures

The majority of samples taken at various stages of both exploration, and production activities are analysed at the on-site assay laboratory. Samples submitted and analysed include diamond drill core, channel samples, draw-point grab samples, and processing plant samples (BMC 2023b).

Whole dried samples are crushed to -2 mm, riffle split to 500 g and pulverised in a Keegor Vertical Spindle pulveriser to 80% passing -75 micrometres (μm) [BMC 2023b].

Approximately 4,000 samples are assayed each month. All solid samples are fire assayed with a gravimetric finish. The sample aliquot is 50 grams (g) for channel and drill core samples. Blanks and Certified Reference Material (CRM) samples are introduced at a rate of 2 samples for every 16 samples assayed. Repeat samples are also sent to the on-site assay laboratory on a regular basis. An assay repeats register is kept in the Geology Department for monitoring laboratory performance (BMC 2023b).

Exploration drill core samples from deep drilling projects are sent to external accredited laboratories for sample preparation prior to dispatch to an external accredited laboratory for assaying. For every 16 pulp samples dispatched, two CRM samples are incorporated into the sample batch for Quality Assurance Quality Control (QAQC) purposes. Repeat samples of pulps to monitor precision are completed on mineralised intersections only (BMC 2023b).

Records of all samples collected and sent for assay are systematically kept in various ways that have an in-built back-up system. All samples collected underground have their details captured in a field logbook, from which they are transferred to daily return sheets and on-site assay laboratory submission/report sheets. These records are filed separately. On receiving assay results, some are plotted onto plans and those used in mine evaluation are captured in Vulcan™. For drill core assaying a similar system is used. Records are captured in logbooks, log sheets, and computer and assay report sheets. Remaining sample pulp from exploration drill core samples is kept in the sample library on site (BMC 2023b).

8.4	Quality Assurance Quality Control

The following QAQC procedures are used at the HGM (BMC 2023b):

8.4.1	Channel sampling

—	For channel samples, repeats are used, and a CRM sample is inserted into each sample batch.

—	All CRM samples are tested for compliance to set tolerance ranges, typically ± 2 Standard Deviations (SD) from the designated mean value.

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—	Rejected assay batches are subjected to either re-assay or are discarded, with appropriate qualifications, for example: contamination, ticket mix up or transcription errors.

—	Data is subjected to routine analyses by way of scatter and regression plots.

8.4.2	Core sampling

—	For every 14 samples of exploration diamond drill core, at least one CRM sample and one blank sample is inserted into the sampling stream.

—	Core sampled is halved using a core splitter, with one half sent for assay, and the other half stored in the core library on site for future reference. For cases where the site core splitter is not functioning, core sample pulp is stored as reference material should the need arise.

—	All CRM samples are tested for compliance to set tolerance ranges, typically ± 2 SD from the designated mean value.

—	Rejected assay batches are subjected to either re-assay or are discarded, with appropriate qualifications, for example: contamination, ticket mix-up, or transcription errors.

—	Data is subjected to routine analyses by way of scatter and regression plots.

8.4.3	Grab sampling

—	At least one blank sample is inserted per shift for all main tramming levels, for example, the 26 and 28 Levels.

—	All CRM samples are tested for compliance to set tolerance ranges, typically ± 2 SD from the designated mean value.

—	Rejected assay batches are subjected to either re-assay or are discarded, with appropriate qualifications, for example: contamination, ticket mix up or transcription errors.

—	Data is subjected to routine analyses by way of scatter and regression plots.

8.4.4	General guidelines

—	At least 5% of samples submitted to the on-site assay laboratory are check samples.

—	All check/CRM/blank, and duplicate sample records are kept in the QAQC file on site. Soft copy records are generated, showing the date of sampling, the mean value, the assay value and the percentage variance.

—	All CRM and sampling stream data is subjected to QAQC (scatter and regression plots) and analysed for compliance to quality tolerance boundaries.

—	For any other sampling projects carried out on surface or underground, outside of the normal sampling types, CRM samples are inserted to test for compliance to set tolerance ranges. Anomalous results are handled in the same manner as channel, core and grab samples.

8.5	QP’s opinion on adequacy

The QP considers the QAQC, and security protocols used at the Property to be appropriate in regard to the data used in the preparation of Mineral Resources estimates, and that the data has been considered during resource classification.

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9	Data verification

9.1	Mineral Resources data verification

9.1.1	Data verification conducted by BMC Zimbabwe

Data validation conducted by BMC Zimbabwe was completed using Microsoft Excel, inbuilt Vulcan™ software validation tools, physical checks, and correction of any erroneous input data to ensure completeness, and integrity of captured data. Transcription errors were checked, identified, and corrected through direct comparison of captured data with data sources such as assay plans, and diamond drill core log sheets. Drill hole collar locations and elevations were inspected, verified and corrected in Vulcan™. BMC Zimbabwe staff also conducted visual validation of the block models developed (BMC 2023b).

9.1.2	Data verification conducted by WSP

The QP has validated the following geological and Mineral Resources estimation data:

—	Drill hole collar locations.

—	Drill hole downhole survey.

—	Sampling techniques.

—	Development wireframes.

—	Resource wireframes.

—	Block models.

—	Mineral Resource tonnages, and grades. WSP selected a number of wireframes (and accompanying block models) with the highest contained metal content for spot checks. Tonnages and grades were extracted using Vulcan™ tools, and the results were compared with tonnages and grades contained within the HGM block listing Excel workbook provided by BMC Zimbabwe.

—	Some errors were identified in drill hole locations, survey, and validity of the wireframes.

9.1.3	Limitations on Mineral Resources data verification

The QP was not directly involved in the exploration drilling, and sampling programs that formed the basis for collecting the data used in the geological modelling, and Mineral Resources estimates for the Property; however, the QP was able to observe drilling, sampling, and sample preparation methods at the HGM during the personal inspection (Section 2.4).

The QP is not aware of any other limitations on, nor failure to conduct appropriate data verification.

The QP has validated the data presented in Section 9.1, including collar survey, downhole geological data and observations, sampling, analytical, and other test data underlying the information or opinions contained in the written disclosure presented in this TRS. The QP has presented information relating to uncertainty in the estimates of Inferred, Indicated, and Measured Mineral Resources (Section 11.5), and opinions on factors likely to influence the prospect of economic extraction. A comprehensive list of Mineral Resources interpretations and conclusions, and Mineral Resources recommendations have also been presented in Sections 22.1 and 23.1 respectively.

Notwithstanding these matters, the QP considers the data used is acceptable for the purposes of geological modelling and Mineral Resources estimation.

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9.2	Mining and Mineral Reserves data verification

Using the data provided by BMC Zimbabwe, the following has been conducted as spot checks:

—	Six stopes with the highest reported Mineral Reserves have been selected for spot checks. Tonnage and grade were extracted through interrogation using Deswik™ and the planned stope wireframe and block models provided. Dilution was computed through the provided Mineral Reserve Excel file.

—	Dam sands tonnage was checked using dam sands wireframes and block models by way of the Deswik™ Interrogation tool.

—	A computation for BF, APF and BCF was also conducted to check the declared values and its sources.

—	The Life of Mine Plan (LOMP)/mining schedule were also checked to match extractable tonnes to reported Mineral Reserves.

—	The QP considers the data suitable for the purposes of preparing the mine design, mine schedule, and Mineral Reserves estimate.

9.3	Geotechnical data verification

WSP was provided with the HGM geotechnical database (BMC_Geotechnical Database.xlsx (which contained Rock Mass Rating (RMR) data for a total of 648 drill holes, and scans of HGM In-situ Geomechanics classification logging sheets for a total of 44 drill holes. WSP compared the database with the logging sheets and found that a total of 33 drill holes and RMR data matched between the datasets. The remaining 11 drill holes presented in the logging sheet scans could not be identified.

From the documentation supplied to WSP, a series of geotechnical rock mechanics reviews have been completed relating to underground rib pillar failure and rockfalls. These reviews are detailed in Section 13.2.1.

The Zimbabwe National Institute of Rock Engineering (ZINIRE) completed a geotechnical review in 2018. It stated that geotechnical logging was being conducted on diamond drill core. The data collected was used in the initial designs for various underground excavations. The HGM implements Barton’s Q-system, and Laubscher’s Mining Rock Mass Rating classification systems for support design criteria.

On interviewing the HGM team, ZINIRE found no evidence that Rock Mass Classification was being conducted in permanent excavations underground using more detailed information from the actual mined out areas, as compared to using diamond drill core (ZINIRE 2018).

The following studies/geotechnical work has been conducted:

—	Three 3D stress measurements were conducted, and the data validated on a borehole at 32 Level by Groundwork Geotechnical Sensing and Consulting in February 2024.

—	An independent validation of the stability of pillars was conducted by Middindi Consulting Pty Ltd (Middindi) in 2022.

—	Zimbabwe National Institute of Rock Engineering (ZINIRE) completed a Geotechnical Review in 2018.

—	SRK Consulting (South Africa) (Pty) Ltd (SRK) completed a Rock Mechanics Report with mining recommendations in 2017.

—	SRK completed a Rock Engineering Review of Metallon Gold operations in 2015.

—	SRK completed a Geotechnical and Rock Engineering Review in 2004.

—	In the opinion of the QP, the geotechnical data used to inform the design parameters is of adequate quality for the Property and its material types, for the purposes for which it is used in this TRS.

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9.4	Hydrology and hydrogeology data verification

No specific hydrological or hydrogeological studies have been undertaken for the HGM. The following is a general characterisation of the HGM area.

The HGM is located in Matabeleland South Province, Esigodini in the Upper Mzingwane sub-catchment of the Mzingwane Catchment. Figure 9-1 shows the various Zimbabwe catchments, and Figure 9-2 shows the sub-catchments of the Mzingwane Catchment (BMC 2023a).

Figure 9-1	Catchment boundaries of Zimbabwe (BMC Limited)

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Figure 9-2 Sub-catchment boundaries of Mzingwane, Zimbabwe (BMC Limited)

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9.4.1	Hydrology

Esigodini is a hydrological sub-zone BIK in the Upper Mzingwane sub-catchment of the Mzingwane Catchment. The hydrological sub-zone BIK has a Mean Annual Run-off (MAR) of 49 mm, and a Coefficient of Variation (CV) of 150%. This means that there is a high probability of having low run-off that is experienced from year to year. The Inyankuni River is the major river in the area and drains into the Mzingwane River in Mbalabala. The Inyankuni Dam (on the Inyankuni River) has a capacity of approximately 80,000 megalitres (Ml). Esigodini experiences annual rainfall of 618 mm, which is characterised by intra-season dry spells. Maximum temperatures average 27°C, and annual evaporation is 1,836 mm. There is also a local dam that supplies the mine with water. The local dam is on the Ngwabalozi River. The river is not perennial (BMC 2023a).

9.4.2	Hydrogeology

Younger intrusive granites characterise Esigodini. These granites possess low average transmitting properties, and secondary permeability. Groundwater occurrence is determined by the development of secondary structures such as faults, and weathering and shearing. Unprotected groundwater sources are vulnerable to contamination from run-off from areas where fertilisers, pesticides, herbicides, fuels, and chemicals have been applied, and those built downstream of sanitation facilities are at most risk of contamination (BMC 2023a).

—	General groundwater potential: low to moderate.

—	Abstraction facilities: boreholes, and deep and shallow wells.

—	General water strike range: 15 to 60 m.

—	Borehole depth: 40 to 70 m.

—	Deep well depth: 10 to 20 m.

—	Shallow well depth: <10 m along river channels and low lying areas.

—	Water level range: 5 to 30 m.

—	General average yield: 0.02–2.0 litres per second (l/s).

—	General water quality: Good for human consumption, crops, and livestock consumption.

—	In the opinion of the QP, the data used to inform the groundwater models is of adequate quality.

—	In the opinion of the QP, this data is adequate for use in the mine design and mine schedules, and for the purposes for which it is used in this TRS.

9.5	Processing and recovery methods data verification

The QP has validated HGM metallurgical processing by way of documentation provided, which includes metallurgical reports and performance, technical reports and business improvement projects. Further details regarding the HGM processing plant and flowsheet are presented in Section 14.

In the opinion of the QP, the processing and recovery methods data used to inform the Mineral Reserves estimate are adequate for the purposes for which it is used for this TRS.

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10	Mineral processing and metallurgical

10.1	Nature and extent of mineral processing and metallurgical testing

To enhance the gold recovery process, efficient separation of solids from the Carbon in Pulp (CIP) tailings slurry is crucial. HMG enlisted Progress Metallurgical Services/ProgMet Services Zimbabwe to conduct settling tests and find a new flocculant to replace YangFloc. The goal is to improve settling rates, underflow density, volume, and overflow clarity. Currently, YangFloc is dosed at 50 g/t on the ROM stream and 80 g/t on the sands slurry, but the target is 40 g/t and 50 g/t on ROM and sands respectively.

10.2	Spatial representativity of metallurgical sampling

10.2.1	Types of testwork

Yangfloc Flocculant was sourced from the client and was used as the standard Flocculant. ProgFloc20 was sourced from Progress Metallurgical Services as alternative flocculant.

10.3	Details of analytical or testing laboratories

The cylinder test procedure as outlined below was followed in the testing of these flocculants:

—	A flocculant solution of concentration 0.05 grams per litre (g/l) was prepared for each Flocculant.

—	A representative dry sample was pulped to the appropriate density and transferred into a 500 ml glass cylinder.

—	The slurry was homogenously mixed before adding the Flocculant.

—	The Flocculant was dosed according to the dry solids mass contained in 1,000 ml of slurry.

—	After mixing the slurry with the Flocculant, the sludge bed settling rate, underflow density, and underflow volume were noted for 10 minutes.

—	A sample of the supernatant liquid was drawn, and the clarity was measured using a clarity wedge.

10.4	Predictions and assumptions in mineral processing

Based on the findings, the original ROM slurry with 1.30 SG (or 30% solids) showed poor settling rates with both Progress Metallurgical Services and Standard Yang flocculants. To address this, the ROM slurry was diluted to 1.16 SG, where ProFloc20 demonstrated a faster settling rate of 540 m/hr compared to Yangfloc’s 270 m/hr at the same diluted solids content.

Additionally, ProFloc20, which includes a mix of coagulant, showed the fastest settling rates and highest clarity for the Sands slurry at 1.20 SG, whereas YangFloc did not produce any settling.

Based on these conclusions, it is recommended to conduct a plant trial using ProFloc20 at 40 g/t on the diluted ROM stream at 1.16 SG. Further dosage optimisation will be necessary at the plant scale. For the Sands, a combination of ProFloc20 and Coag at 50 g/t is recommended, with further optimization also required at the plant scale. Installing density meter technology on the thickening feed stream is advised as well.

10.5	QP’s opinion on adequacy of the data collected

The QP was not directly involved in the collection of data used to conduct the above study presented, but the QP agrees with the recommendation from ProgMet Services Zimbabwe which will greatly increase optimisation of the plant.

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11	Mineral Resource estimates

11.1	Key assumptions, parameters, and methods

11.1.1	Resource database

Data captured in Vulcan™ includes the following (BMC 2023b):

—	Survey data (drives, stopes, raises and pegs). Survey data acquisition is by way of a total station, in the Lo29 grid.

—	Orebody outlines digitised from assay plans.

—	Assay values, sample lengths, and co-ordinates (channel, drill core and sludge samples).

Various methods are used to capture data in Vulcan™, including digitising, American Standard Code for Information Interchange (ASCII) import, Drawing Exchange Fornat (DXF) import, and direct capture onto datasheets.

The HGM Vulcan™ database is located on the main mine server, and the database is backed up monthly.

11.1.2	Geological interpretation

The mineralised zones at the HGM have sharp grade boundaries, that in most cases can be defined with confidence. The Mineral Resource envelopes (domain wireframes) are delineated using grade-based cut-offs (soft boundaries) based on pay limits (BMC 2023b).

11.1.2.1	Geological modelling – Vulcan™

Narrow deposits with little or no data between levels are digitised directly from assay plans into Vulcan™. Currently, deposit outlines are constructed using plan sections defined by diamond drill holes intersects (nominally at 15 m spacings). These deposit outlines (strings) are then modelled to create 3D deposit wireframes (triangulations). From exploration drilling, deposit models (triangulations) are first developed from cross-section envelopes defined by grade-based cut-offs (soft boundaries) based on pay limits, then refined using plan sections guided by the triangulations developed from cross-sections. Plan sections are then modelled to produce final wireframes. Economic considerations are primary in defining the deposit boundaries (BMC 2023b).

11.1.2.2	Geological modelling – AutoCAD™

Until December 2020, deposits between levels were digitised directly from assay plans into AutoCAD™. These deposit outlines (strings) were then modelled to create 3D deposit wireframes (triangulations). Using the Loft command, the deposit outlines (strings) were selected, starting with one below to generate a 3D deposit model. Tonnages were then determined by multiplying the volume of the 3D deposit model by 2.8 (Section 11.1.5).

For the December 2023 Mineral Resource and Mineral Reserve estimates, no deposit models were constructed using AutoCAD™ (BMC 2023b).

11.1.3	Data preparation

To achieve uniform sample support, BMC Zimbabwe composites data from channel sampling, diamond drilling, and sludge sampling (a small number of drill holes above 20 Level) to 1 m sample lengths (BMC 2023b).

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11.1.4	Exploratory data analysis

To reflect the regional variation in the distribution of assay information, the mine is sub-divided by levels into 20 Level to 22 Level, 22 Level to 24 Level, 24 Level to 26 Level, 26 Level to 28 Level, and 28 Level to 0 Level blocks. Based on the variation in orebody width and strike, a further sub-division into the Northern and Southern sections is made for blocks between 20 Level, and 24 Level. Blocks between 26 Level, and 28 Level is further sub-divided into 180N, 300N, 320N, 330N, 350N, 360N, and 400N (BMC 2023b).

Samples within the economic mineralisation envelope are extracted and analysed using Vulcan™ statistical analysis tools. The major data types analysed are channel and diamond drill core samples. Only a small number of sludge drilling samples were used, as they are limited to blocks and pillars on and above the 20 Level (BMC 2023b).

Gold grade histograms of the HGM assay data show a near lognormal distribution, with a positive skew. No top-cutting was applied.

11.1.4.1	Univariate statistics

A summary of the statistical analysis performed on the samples within the economic mineralisation envelope is presented in Table 11-1 and Table 11-2.

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Table 11-1 Univariate statistics for samples within the economic mineralisation envelope (BMC 2023b)

Estimation Statistics
	20L – 22L		26L – 28L 300N	26L – 28L 180N	26L – 28L 320N	28L – 28L10 330N	26L – 28L 300N 9N	27L10 – 26L 350N	26L – 28L 400N	26L – 28L 400N	360N	How South
	Northern	Southern	Only samples within the 3D model used						16N – 17N	18N – 19N
Mean	5.91	7.21	4.69	6.71	7.59	13.91	4.61	4.08	5.08	5.08	4.14	2.89
Standard Error	0.11	0.48	0.16	1.29	0.69	5.77	0.24	0.29	0.21	0.21	0.34	0.19
Median	3.42	3.98	3.10	3.73	3.55	4.74	3.00	2.80	3.25	3.25	3.36	1.60
Standard Deviation	10.96	17.33	5.71	9.23	11.54	25.80	5.62	4.33	5.94	5.94	2.57	3.88
Sample Variance	120.02	33.45	32.60	85.21	133.18	665.82	31.55	18.76	35.32	35.32	6.59	15.06
Kurtosis	536.3	316.37	15.74	12.17	14.27	6.75	13.29	6.34	11.60	11.60	1.66	17.53
Skewness	16.94	15.32	3.37	3.32	3.51	2.78	3.17	2.19	2.94	2.94	1.30	3.61
Range	439.7	431.48	48.05	49.78	79.64	93.03	42.40	29.39	46.10	46.10	11.89	30.14
Minimum	0.02	0.02	0.00	0.51	0.14	1.13	0.00	0.01	0.10	0.10	0.20	0.01
Maximum	439.7	431.5	48.05	50.29	79.78	94.16	42.40	29.40	46.20	46.20	12.08	30.15
Count	9,938	1,329	1,322	51	280	20	558	220	828	828	56	408
Confidence Level (95.0%)	0.22	0.93	0.31	2.60	1.36	12.08	0.47	0.58	0.41	0.41	0.69	0.38

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 52

Table 11-2 Univariate statistics for samples within the economic mineralisation envelope (BMC 2023b)

Estimation Statistics
	28L – 36L 300N	28L – 30L 320N	28L – 35L 400N	30L – 27L20 400N FW	28L – 36L 330N_360N	TOP SECTION	23L20 – 21L 500N
	Only samples within the 3D model used
Mean	3.70	2.40	3.40	1.94	2.43	3.70	13.91
Standard Error	0.15	0.20	0.12	0.12	0.09	0.10	5.77
Median	2.15	0.86	1.93	1.66	1.22	2.28	4.74
Standard Deviation	5.25	5.25	4.46	2.05	3.54	6.13	25.80
Sample Variance	27.54	27.55	19.90	4.19	12.50	37.58	665.82
Kurtosis	30.49	63.77	30.24	147.10	17.17	485.67	6.75
Skewness	4.63	6.81	4.17	10.60	3.61	15.50	2.78
Range	55.69	70.11	59.29	30.78	29.22	225.30	93.03
Minimum	0.01	0.00	0.01	0.04	0.01	0.00	1.13
Maximum	55.70	70.11	59.30	30.82	29.23	225.30	94.16
Count	1,226	709	1,482	271	1,517	3,666	20
Confidence Level (95.0%)	0.29	0.39	0.23	0.24	0.18	0.20	12.08

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 53

11.1.4.2	Geostatistical analysis

Semivariograms along strike were generated, modelled, and used to derive estimation parameters. These were prepared using datasets as defined by the estimation blocks, i.e., 20 Level to 22 Level, 22 Level to 24 Level, 24 Level to 26 Level, 26 Level to 28 Level, and 28 Level to30 Level (BMC 2020).

The estimation parameters developed vary with the dimensions of the orebody and spatial distribution of sample data within the respective blocks and sections. The Northern section of the orebody between 22 Level and 24 Level is much wider (up to 55 m) when compared to the Southern section, which is up to a maximum of 15 m in width (BMC 2020).

11.1.5	Dry bulk density

Dry BD determinations are conducted in-house by BMC Zimbabwe Geology Department technicians on diamond drill core samples prior to dispatch to the on-site assay laboratory for assaying. This methodology was initiated in July 2000, with a total of 8,252 determinations averaging 2.80 grams per cubic centimetre (g/cm³) having been made to December 2023. These determinations have indicated that there are only subtle variations between, or within orebodies. No clear relationship has been established between gold grade, and BD e.g., some waste material samples possess a higher value than ore (BMC 2023b).

Scientific Investments (now known as Duration Gold Limited [DGL]), a commercial analytical laboratory located in Bulawayo, initially completed a total of 105 SG determinations on Deep Drilling Phase 2 Project core samples, and also obtained a mean value of 2.80 g/cm³. This result was used to benchmark the accuracy of the in-house determinations completed (BMC 2023b).

11.1.6	Block models

Block models were developed parallel to the strike of the respective orebody, or sections of the orebody (Northern or Southern). Vulcan™ 3D visualisation, sectioning, and slicing tools were used to optimise the models by comparing drill hole intersections or channels, with estimated block grades (BMC 2023b).

Table 11-3 presents the block dimension schemes used for 31 December 2023 block models.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 54

Table 11-3 Block dimension schemes for 31 December 2023 block models (BCM 2023b)

Block Details	20-22L		26-28L 300N	26-28L 180N	26-28L 320N	26-28L10 330N	26-28L 300N 9N	27L10-26L 350N	26L-28L 400N		360N	How South
Parent Block Scheme
Block Dimensions (m)	Northern	Southern		Only Samples within Bounds of the 3D Model Used					16N-17N	18N-19N
Block Size (X)	8	8	6	6	6	6	6	6	4	4	4	4
Block Size (Y)	2	2	12	12	12	12	6	12	12.5	12.5	12.5	12.5
Block Size (Z)	8	8	10	10	10	10	10	10	15	15	15	15
Sub-block Scheme
Block Dimensions (m)	Northern	Southern		Only Samples within Bounds of the 3D Model Used					16N-17N	18N-19N
Block Size (X)	2	2	3	3	3	3	2	3	2	2	2	2
Block Size (Y)	1	1	3	3	3	3	2	3	6.25	6.25	6.25	6.25
Block Size (Z)	2	2	5	5	5	5	5	5	7.5	7.5	7.5	7.5
Block Discretisation (m)	4x4x4	4x4x4	4x4x1	4x4x1	4x4x1	4x4x1	4x4x1	4x4x1	4x4x1	4x4x1	4x4x1	4x4x1

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 55

11.1.7	Grade interpolation parameters

Table 11-4 presents a summary of the kriging parameters used for block grade estimation.

Table 11-4 Grade interpolation parameters (BMC 2023b)

Kriging Plan	20L-22L	28L-30L 300N	28L-30L 320N	28L-30L 400N	30L-27L20 400N FW	28L-30L 330N-360N	23L20-21L 500N	300N Above 16L	28L-30L 300N
Kriging Parameters	Northern	Southern	Only Samples within the Bounds of 3D Model Used
Number of Structures	1	1	1	1	1	1	1	1	1
Type of Structure	Spherical	Spherical	Spherical	Spherical	Spherical	Spherical	Spherical	Spherical	Spherical
Nugget	0.6	0.625	0	0	2.37	0	0	0.13	0
Sill Differential	0.5	0.7	1.19	2.83	11.80	4.02	1.09	0.82	2.39
Ellipsoid Range
Major Radius (m)	20	17	20	8	30.03	18	13	17	20
Semi-major Radius (m)	10	5	18	5	10	16	22	11	10
Minor Radius (m)	10	3	10	10	10	10	10	10	10
Rotation Around Z-axis (Bearing) [º]	322	270	349	320	343	270	270	270	270
Rotation Around Y-axis (Plunge) [º]	0	0	1	1.52	1.5	0	0	0	0

11.1.8	Grade estimation

HGM uses two estimation methods, Ordinary Kriging (OK) and manual section/plan methods. OK is the predominant method applied to the well-informed Mineral resources areas but where information is sparse as in the exploration areas below 30L, long section areas and intersections are used to estimated Inferred Mineral Resources (Edelrod 2024).

Ordinary Kriging (OK), using parameters obtained from the modelling of semivariograms, was used for block grade estimation. Block grades were validated by comparison against composite assay grades using cross-validation, and visual comparison. Individual mining block and pillar grades were reported as defined by orebody envelope and other demarcations.

11.1.9	Model validation

11.1.9.1	Visual comparisons

Block grades were visually checked by comparing the obtained grade with assay values (Figure 11-1). This was achieved through cross-validation, and visual comparison where assay values were superimposed with grade blocks (Vulcan™ 3D visualisation, sectioning, and slicing tools were used).

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 56

Figure 11-1 29L 330N block grade and drill hole comparison

11.2	Mineral Resources classification

Classification of blocks into relevant groupings was completed following standard procedures as defined and recommended in the SAMREC (2016). The stoping pay-limit defines the lower grade cut-off that is used in the process.

Blocks possessing a tonnage of less than 5,000 t and not interfering with the mining sequence (all Mineral Resource categories) were excluded from the 31 December 2023 Mineral Resource estimate. The majority of these blocks are located on levels above 20 Level and at the tail ends of the orebodies between 20 Level and 30 Level (BMC 2023b).

Blocks possessing a grade less than 1.40 g/t Au and not interfering with the mining sequence (all Mineral Resource categories) were excluded from the 31 December 2023 Mineral Resource estimate (BMC 2023b).

Blocks assumed to have collapsed, as well as blocks assumed to have been affected by the 8N, and 10N rib pillar failure in November 2016 (all Mineral Resource categories) were excluded from the 31 December 2023 Mineral Resource estimate. Through consultation with Middindi Consulting (Pty) Ltd (Middindi) a draw of 60% of the collapsed material is considered feasible for production purposes (BMC 2023b).

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 57

Mineral Resource classification for Measured, Indicated, and Inferred Mineral Resources is conducted as presented in Sections 11.2.1 to 11.2.3.

11.2.1	Measured Mineral Resources

A Measured Mineral Resource block currently requires close-spaced profile drilling (15 m spacing along strike) from sub-level. No profile drilling has been completed for blocks above 20 Level. Measured Resource blocks are based on a combination of channel, and sludge drill sampling. Two definitions are provided for blocks above and below the 20 Level, based on changes in the mineralised zone dimensions (BMC 2023b).

The following definitions apply to blocks above and below the 20 Level (BMC 2023b):

11.2.1.1	Above 20 Level (top section) Measured Mineral Resources

—	Sludge holes drilled parallel at 10 m horizontal spacing across strike to 10 m depth, with a nominal 15 m vertical spacing, supplemented by channel sampling of drives through the mineralised zone at 2 m spacing. No significant core drilling was completed.

—	Sludge sample intervals at nominal 1 m lengths.

—	Surveying of drill holes limited to collar surveys only.

—	Blocks bounded by interpolation between development and sludge hole sample assay results and development (level) vertical intervals.

—	No allowance made for geological, or pillar losses.

11.2.1.2	Below 20 Level (bottom section) Measured Mineral Resources

—	Profile core drilling (EXT [23 mm core diameter] and/or AXT [32.5 mm core diameter]) of horizontal and inclined drill holes off cubbies at 15 m centres, along drives through the mineralised zone to give a 15 m (horizontal) by up to 13 m (vertical) grid.

—	Tape and compass survey of drill hole collar position, and orientation.

—	Channel sampling at 2 m, and 4 m intervals along drives through the mineralised zone above and below the 22 Level respectively, with nominal sample lengths of 1 m.

—	Blocks bounded by interpolation between development and drill core sample assay results and development (level) vertical intervals.

—	No allowance made for geological or pillar losses.

11.2.2	Indicated Mineral Resources

—	Indicated Mineral Resources require core drilling on a nominal grid pattern with mineralised zone strike limits defined by projected geological boundaries where no other information is available. Two definitions are provided for blocks above and below the 20 Level, based on changes in the mineralised zone dimensions (BMC 2023b).

11.2.2.1	Above 20 Level (top section) Indicated Mineral Resources

—	Horizontal diamond drill holes drilled at a variable spacing of 15 to 25 m from development, and 30 m vertically apart.

—	Surveying of drill holes limited to collar only.

—	Block boundaries not more than 10 m beyond drill hole pierce point.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 58

11.2.2.2	Below 20 Level (bottom section) Indicated Mineral Resources

—	Horizontal and inclined drill holes (AXT [32.5 mm core diameter] and/or BQ [36.4 mm core diameter]) drilled at a nominal 25 m (horizontal) by 38 m (vertical) grid. Pierce point spacing through the mineralised zone is dictated by drill hole deviation and mineralised zone width.

—	All exploration drill holes drilled off 20L, 24L, 26L, 28L, and 30L drilling chambers collar and downhole surveyed.

—	Block boundaries not more than 15 m beyond drill hole pierce point on strike, and 40 m on dip (within projected geological boundaries).

—	No allowance made for geological, or pillar losses.

11.2.3	Inferred Mineral Resources

—	Inferred Mineral Resources are based on isolated drill core intersections or projection beyond an Indicated Mineral Resource block, where continuity is assumed but not verified (BMC 2023b).

—	Diamond drilling on a spacing greater than 25 m but less than 75 m on strike, and 38 m down-dip.

—	All drill holes collar and downhole surveyed.

—	Projections falling within the geological boundaries of known mineralised zones.

—	Projection distances to a minimum of 75 m up and down-dip.

—	No allowance made for geological, or pillar losses.

—	Grades for the 300N and 400N Inferred Mineral Resource blocks below 30L were derived by extrapolating block grades attained between 26L and 28L.

—	Grade for blocks below 34L were interpolated from historical performance.

11.3	Cut-off grade, price, and justification

Table 11.5 presents the parameters applied to the 31 December 2023 Mineral Resource estimate to convert Mineral Resources to Mineral Reserves.

A HGM MRMR estimate dated 31 December 2023 used COGs based on the 3-year trailing average Au price of US$1,800 per oz (BMC 2023b). WSP planned to use these figures for consistency, however, the tailings (sands) COG presented in the HGM MRMR of 0.8 g/t would exclude the tailings (sands) from the mineral resource estimate. WSP deems it good practice to calculate Mineral Resource COGs using the 3-year trailing average Au price +30 or +50%. Both the underground COG and the tailings (sand) COG presented in Table 11.5 were calculated from the 3-year trailing average Au price +50% of US$2,700 per oz. This retained the tailings (sand) in the mineral resource estimate with only a 0.01 Mt increase in the underground Measured and Indicated mineral resource estimate when compared to a Au price +30% COG. WSP took a longer term view in applying a 50% factor on the gold price, given HGM is an active mining operation with longer term prospects for price improvements, further resource definition, potential for process recovery improvement and negligible impact of the lower COG on the underground Mineral Resource.

Table 11.5	31 December 2023 Mineral Resource conversion parameters

Parameter	Mineral Resources (ROM)	Tailings (Sands)
COG (g/t) at Au price +50%	1.0	0.6
Plant Residue Value (g/t)	0.24	0.40
Direct Operating Cost (C1)	US$ 72.17/t	US$ 20.54/t
Indirect Operating Cost	US$ 6.80/t	US$ 6.80/t
Sustaining Capital Cost	US$ 10.18/t	US$ 10.18/t
Tonnage for COG (t)	41,475	41,475
Specific Gravity (t/m3)	2.80	1.6
Assay Plan Factor (APF)	104.3%	NA
Block Factor (BF)	99.6%	NA
Gold Price	US$1,800/oz	US$1,800/oz
Gold Price +50%	US$2,700/oz	US$2,700/oz
Silver Price	US$21/oz	US$21/oz
Silver Price +50%	US$31.5/oz	US$31.5/oz

Notes: Applied COGs are based on a marginal cost analysis assuming direct operating costs only. Silver credits are applied assuming an average grade of 0.22 g/t Ag.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 59

11.3.1 Tonnage-grade factors

The Mineral Resource conversion parameters presented in Table 11.5 are explained as follows:

11.3.1.1 Assay plan factor

An APF of 104.3% was derived in the last three years. This factor is the equivalent of the Mine Call Factor (MCF) and refers to the gold content and not grade as such and is defined as the relationship between gold accounted for (bullion plus residue at the Plant) versus gold “called for” by the mine’s measuring and evaluation methods. This factor was used in the pay limit calculation and was applied to the grade only.

APF = Mineral content accounted for from ore treated (recovery + residue) x 100% / Mineral content called for based on current sampling

11.3.1.2 Block factor

A BF of 99.6% was derived in the last three years. It is defined as the ratio, expressed as a percentage, where the specific mineral content of the ore broken from a Mineral Reserve block as indicated by current sampling results is compared to the estimated Mineral Reserve block content.

BF = Current sampling contents x 100% / Estimated block contents

11.3.1.3 Block call factor

A Block Call Factor (BCF) was calculated from the APF and BF. This factor refers to gold content and not grade and is defined as the total specific mineral content of the ore broken from a Mineral Reserve block as indicated by the current sampling results adjusted by the APF versus the estimated Mineral Reserve block content (gold content called for). This factor was applied to the grade only.

BCF = BF x APF x 100% (by block)

11.3.1.4 Mine Call Factor

A Mine Call Factor (MCF) of 103.9% was calculated for How mine as an average for all mining blocks blocks based on 3 year trailing monthly average data excluding +10% outliers and non-production months, whereby:

MCF = BF x APF x 100% (all blocks)

11.3.2 Cut-off Grade

The COG is calculated using the following formula:

11.4	Mineral Resources statement

The basis of the Property’s Mineral Resources estimate and how it is generated are summarised below. The Mineral Resources estimate for the Property is reported herein in accordance with the requirements detailed in S-K 1300. For estimating the Mineral Resources, the following definition of Mineral Resource as set forth in S-K 1300 is applied:

“Mineral resource is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralisation, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled.”

The Mineral Resources estimate has been defined, classified and reported by BMC Zimbabwe according to the guiding principles and minimum standards set out in SAMREC (2016). WSP’s view is that there are no material differences between SAMREC (2016), and S-K 1300 requirements for the reporting of Mineral Resources.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 60

The Mineral Resources estimate (exclusive of Mineral Reserves) for the Property is presented in Table 11-6, Table 11-7, and Table 11-8. Mineral Resources are reported on an in-situ basis with an effective date of 31 December 2023.

The Mineral Resource comprises:

—	2.07 Mt at 2.21 g/t Au, for approximately 147 koz of gold (underground Measured and Indicated Mineral Resources).

—	2.01 Mt at 2,82 g/t Au, for approximately 182 koz of gold (underground Inferred Mineral Resources).

—	11.07 Mt at 0.60 g/t Au, for approximately 213 koz of gold (sands [tailings] Inferred Mineral Resources).

For the purpose of demonstrating the capacity to exploit the resource and define Mineral Resources as required under S-K 1300, the QPs prepared a high level cashflow model and are satisfied that the scale of the resource and free cashflow after operating costs will cover the cost of capital and a suitable hurdle rate for investment. A process recovery of 89.5% for gold was applied for cashflow modelling consistent with recent historical averages and fixed tail estimates. Further assumptions are provided under Section 11.3 and Table 11-5.

Table 11-6 presents the underground Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) reported as at 31 December 2023.

Table 11-6    HGM underground Measured and Indicated Mineral Resources estimate as at 31 December 2023

Category	Tonnage (Mt)	Au Grade (g/t)	Au Metal (koz)
Underground
Measured Resources	0.41	2.51	33
Indicated Resources	1.66	2.14	114
Grand Total	2.07	2.21	147

Notes: Mt = Million tonnes; Au Grade g/t = gold grams per tonne; koz = thousand ounces.

Table 11-7 presents the underground Inferred Mineral Resources (exclusive of Mineral Reserves) reported as at 31 December 2023.

Table 11-7 HGM underground Inferred Mineral Resources estimate as at 31 December 2023

Category	Tonnage (Mt)	Au Grade (g/t)	Au Metal (koz)
Underground
Inferred Resources	2.01	2.82	182
Grand Total	2.01	2.82	182

Notes: Mt = Million tonnes; Au Grade g/t = gold grams per tonne; koz = thousand ounces.

Table 11-8 presents the sands (tailings) Inferred Mineral Resources (exclusive of Mineral Reserves) reported as at 31 December 2023.

Table 11-8 HGM sands (tailings) Inferred Mineral Resources estimate as at 31 December 2023

Category	Tonnage (Mt)	Au Grade (g/t)	Au Metal (koz)
Sands (Tailings)
Inferred Resources	11.07	0.60	213
Grand Total	11.07	0.60	213

Notes: Mt = Million tonnes; Au Grade g/t = gold grams per tonne; koz = thousand ounces.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 61

The Mineral Resources presented in this Section are not Mineral Reserves, and do not reflect demonstrated economic viability. The reported Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as Mineral Reserves. There is no certainty that all or any part of this Mineral Resource will be converted into Mineral Reserve.

All figures are rounded to reflect the relative accuracy of the estimates and totals may not add correctly.

Based on the geological results presented in this TRS, supported by the assumptions made by BMC Zimbabwe (presented in Section 11.3), it is the QP’s opinion that the Mineral Resources have RPEE.

11.5	Uncertainty in the estimates of Inferred, Indicated, and Measured Mineral Resources

The QP is satisfied that the stated Mineral Resources classification reflects the appropriate level of confidence and considers those factors relevant to the deposit. The application of resource categories appropriately considers the relevant factors used in the classification process.

Some examples of specific factors that can influence the risk and uncertainty of the Mineral Resources estimates that are considered in the resource classification include:

—	Interpretation of the mineralisation boundary.

—	Drill hole spacing and adequacy in defining geology, mineralisation, structure, and grade.

—	Quality of samples, assays, and geological information.

—	The Mineral Resources estimates have been estimated to two decimal places for gold grade, and to the nearest tonne for tonnage, but have been reported to one decimal place for gold grade, to the neatest ounce for metal content, and to the nearest kt for tonnage when reported in summary tables in the MRMR technical report (BMC [2023b]).

—	The Mineral Resources estimation has only been subjected to visual validation by BMC Zimbabwe staff. Standard industry practice is to conduct both visual, and statistical validation.

The Mineral Resources have addressed RPEE, and have considered a mining, metallurgical, and environmental factors.

Mineral Resources confidence is also assessed via independent reviews and internal peer reviews conducted at key stages of the Mineral Resources estimation process.

The Mineral Resources presented are not Mineral Reserves, and do not reflect demonstrated economic viability. The level of geological uncertainty associated with the reported Inferred Mineral Resources is considered too speculative to apply relevant economic, and technical factors to have the economic considerations applied that would enable these to be categorised as Mineral Reserves. There is no certainty that all or any part of the Inferred Mineral Resources will be converted into Mineral Reserves. All figures are rounded to reflect the relative accuracy of the estimates and totals may not sum exactly as a consequence.

11.6	QP’s opinion on factors likely to influence the prospect of economic extraction

The main factors likely to influence the prospect of economic extraction include:

—	Orebody definition.

—	Assigned dry BD.

—	Unconstrained estimates.

—	Commodity pricing.

—	Interpretations of fault geometries.

—	Dilution considerations.

The estimates of Mineral Resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant issues including risks set forth in this TRS.

In the QP’s opinion, all of these factors are adequately considered for the Mineral Resources reported. Based on the body of technical studies completed across the Property, it is the QP’s opinion that the Mineral Resources have RPEE.

In the QP’s opinion, all issues relating to all relevant technical and economic factors likely to influence the prospects for economic extraction, can be resolved with the recommendations for further work outlined in Section 23.1.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 62

12	Mineral Reserve estimates

12.1	Key assumptions, parameters, and methods

Classical techniques have traditionally been employed for the purpose of mine planning and operation adopting manual methods, based on progressive depletion of reserve block listings, but with the mine transitioning to adopt modern 3D modelling and design techniques. Stope block reconciliation using underground survey and production statistics is undertaken on a biannual basis. Mining dilution and ore loss are allocated on a block-by-block basis cognisant of mineralisation and stope widths in accordance with conventional manual techniques and reconciliation performance.

Key assumptions for Mineral Reserve estimation are provided in Table 12-1.

Table 12-1 Estimation parameters

Parameter	Mineral Reserves (ROM)	Comment
Pay-Limit/Cut-off Grade (COG Au g/t)	1.5	Estimated based on a marginal COG analysis, rounded up from 1.43 g/t adopting US$1,800/oz gold, applicable mill recovery, operating & sustaining capital costs. Pricing represents a discount on the 3-year trailing average (US$1,848/oz 31/12/2023) and spot price (US$2,329/oz 31/05/2024)
Plant Residue Value	0.24	Metallurgical recovery is applied on a fixed tails grade basis.
(Au g/t)
Gold Metallurgical Recovery	89.50%	Recovery at an average feed grade of 2.4 g/t for ROM and 0.8 g/t Au for Sands.
Direct Operating Cost (C1)	US$72.17/t	Present value terms 2024
Indirect Operating Cost	US$6.80/t	Long-term average, present value 2024
Sustaining Capital Cost	US$10.18/t	Long-term average, present value 2024
Exchange Rate	-	Revenue paid 75% USD and 25% ZiG local currency. Local inflation rate running at 53% (May 2024)
Tonnage for Pay-Limit (t)	41,475	Estimated throughput for fixed and variable cost components
Dry In Situ Density (t/m3)	2.8	Average estimation to two decimals recommended
Assay Plan Factor (APF)	104.30%	3-year trailing monthly average. No historical average MCF estimated for Sands treatment
Block Factor (BF)	99.60%	3-year trailing monthly average. No historical average MCF estimated for Sands treatment
Gold Price	US$1,800/oz	Pricing represents a discount on the 3-year trailing average (US$1,848/oz 31/12/2024) and spot price (US$2,329/oz 31/05/2024). A refining cost of US$21/oz is paid to Fidelity
Silver Price	US$21/oz	Pricing represents a conservative discount on the 3-year trailing monthly average of US$30.40/oz (31/05/2024)

Notes: Metal content (oz) is in Troy ounce unit and the conversion is one troy ounce equal to 31.10348 g.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 63

For Mineral Reserve reporting, a stoping pay-limit of 1.50 g/t was applied. The stoping pay-limit is a function of working costs (direct operating costs), process recovery (fixed tails grade basis 0.24 g/t Au for ROM and 0.40 g/t Au for tails) and gold price. It is estimated on a marginal operating cost basis assuming direct costs only (US$72.17/t) for stoping block selection. Average breakeven cut-off grade for production is inclusive of indirect and sustaining capital costs and is on average 0.1 g/t higher.

The point of reference for reporting of reserves, delivered as plant feed inclusive of dilution and ore loss, is end December 2023, based on depleted and reconciled estimates at that time.

Ore tonnages are reported on a dry basis. Recent inspection in May 2024 indicates that the mine is relatively dry. Density estimates are applied at one significant decimal place. WSP recommends estimating average densities either by interpolation within the resource model by lithology or by reconciliation to derive an average dry density estimate to two significant decimal places.

12.2	Metallurgical and processing recoveries

Gold recoveries of between 86% and 93% have historically been achieved, with 2023 closing at 89.6%. A 90% recovery factor was used for the LOM depletion schedule.

12.3	Methodology

Orebodies above the 20 Level are considered typical of most blocks declared, and therefore assumed to be representative and a reasonable basis for deriving a grade dilution factor. A mining dilution factor of 5% and a grade of 1.4 g/t Au was applied.

Below the 20 level, Vulcan™ software wireframes and resource models were used to estimate diluted and undiluted tonnes and grade. For stope design wireframes, orebody boundaries were expanded by a 0.5m offset, assuming mining over-break beyond the defined orebody boundaries.

Blocks with diluted grades above 1.5 g/t Au Pay Limit are retained for mining and processing.

Crown/Sill/Rib pillars are identified by block and excluded from production scheduling. These blocks are retained for the Mineral Resource inventory.

A Mine Call Factor (MCF or BCF) is estimated based on reconciled gold metal production monthly and applied to the in-situ stope block grade as a modifying factor. No additional mining recovery factor is applied to the stope block tonnage.

While this system of application of mining modifying factors based on reconciliation is a conventional approach, consideration should be given to separate estimation of tonnage and grade factors, particularly where there is significant contribution to production from MII category resources (non-PP).

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 64

Spot checks reveal some inconsistencies and inaccuracy in reporting of volumes, classification, grade averaging and modifying factor evaluation, but these are judged to not unduly impact the level of accuracy for the reserve base estimated. WSP recommends:

—	Independent assessment of the resource and reserve block estimates utilising modern CAD techniques to facilitate complete transition from a manual approach.

—	Maintenance of underground stope block files to facilitate reconciliation and dilution/loss estimation on a stope block-by-block basis.

—	Preparation of development and stope block design wireframes for inventory interrogation that fully accounts for crown, sill, rib and extraction cone pillars.

—	Review of application APF, BF and BCF modifying factors based on gold metal content and applied solely as a grade factor.

—	Review of stope block Mineral Reserve, break, hoist, mill feed and reconciled mill production to confirm reconciliation factors calculated monthly.

—	Review of average mineralisation width, stope block width and diluent grade to ensure that appropriate account is made for both practically achievable mining widths and dilution estimates.

12.4	Modifying factors

The conventional methodology applied to estimate dilution and ore loss is as follows:

—	The raw diluted tonnage and grade are reported within the stope and development wireframes from the resource model or estimated within polygons via manual methods involving grade compositing of samples falling within the design polygons. Dilution parameters (percentage, tonnes and grade) are then back-calculated by comparing the reported diluted tonnage (from wireframe and model) against the Mineral Resource tonnage and grade. Some blocks above the 20 Level that were manually estimated have a 5% dilution factor applied at a diluent grade of 1.4 g/t.

—	Mineral Resource tonnage and grade by pay limit cut-off grade (1.4 g/t Au) are reported within the same designs, excluding dilution.

—	The Mineral Reserve Block Estimates are then calculated by assuming the same diluted tonnage and by multiplying the diluted Reserve Estimate grade by the APF (104.3%) and BF (99.6%), a combined factor (BCF) of 103.9%. Final stope block grades are checked to ensure it exceeds the 1.5 g/t pay limit in order to qualify for inclusion as Mineral Reserves.

The calculation of the mine call tonnage-grade factors is described as follows:

An Assay Plan Factor (APF) of 104.3% was estimated as an average over the last three years of operation (January 2021 – December 2023). This factor is the equivalent of a MCF, based on the gold content and not grade per se. It is defined as the relationship between gold accounted for (bullion plus residue at the plant) versus gold “called for” by the mine’s measurement and evaluation method. This factor is also incorporated into the pay limit calculation. It is calculated as follows:

APF = Mineral content accounted for from ore treated (recovery + residue) x 100%
Mineral content called for based on current sampling

A Block Factor (BF) of 99.6% was estimated as an average over the last three years of operation (January 2021 - December 2023, for monthly averages within +/- 10% range). It is defined as the ratio of the contained gold of the ore broken from a Mineral Reserve block as indicated by current sampling results versus the estimated Mineral Reserve block gold content.

BF = Current sampling contents x 100%
Estimated block contents

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 65

An overall Block Call Factor (BCF) has been estimated as a multiple of the APF and BF where:

BCF = Block Factor x Assay Plan Factor x 100%

This gives rise to an overall call factor of 103.9% (99.6% x 104.3%) that was applied for estimation of the 31 December 2023 Mineral Reserve.

WSP’s inspection of the reconciliation record indicated that exclusion of outliers from the average 3-year trailing average was appropriate for the APF where 4 of 36 monthly values were excluded, it was not appropriate for the BF were 20 of 36 monthly values were excluded. A review of the methodology and application of APF/BF/BCF to mining modifying factors of dilution and ore loss is warranted. This should include consideration and reconciliation of a significant proportion of Inferred material and pillar recovery in the annual mine production; the calculation and incorporation of planned and operating dilution and loss estimates; review of diluent grades; and application of both tonnage and grade call factors. Currently the modifying factors are calculated for the depleted material (MR + MII + pillars recovered), the break (broken ore in development and stoping), the mill feed (hoist plus stockpiles) and the reconciled mill production, whereby:

APF = Hoist plus Stockpile Feed (recovery + residue) x 100%
Reconciled Mill Feed

BF =                    Break                     x 100%
Depleted Inventory (MR + MII + pillars recovered)

Inspection of estimates over the past three years indicates a strongly positive reconciliation of +32% metal content between the depleted inventory and the reconciled Mill Feed, justified by BMC as largely resulting from a high proportion of Inferred and non-Mineral Reserve material (47% in 2023). In addition, historical forecast tonnage and grades have been relatively consistent, providing some justification to the modifying factors applied. While the operating performance provides confidence in the overall Mineral Reserve, the high contribution from Non-Mineral Reserve sources may be both masking lower tonnage recovery and under-estimating grade for Mineral Reserve blocks. For these reasons, WSP recommends:

—	Reconciliation of Depleted Blocks, Break, Hoist, Claim Mill Feed, Reconciled Mill Feed, Underground Stocks (Break less Extraction/Hoist), Surface Stocks and Written Off Stocks (corrections) on a monthly basis, in terms of tonnage, grade and metal content.

—	Establishment and maintenance of detailed stope files.

—	Application of dilution and ore loss on a block-by-block basis from updated reconciliation.

—	Review of Mineral Reserve definition and stope design practices.

12.5	Cut-off grade estimate

For Mineral Reserve reporting, a stoping pay-limit of 1.50 g/t was applied based on a marginal economic COG calculation.

A gold price of US$1,800/oz and silver price of US$21/oz are assumed for estimating the cut-off grade (Pay Limit) and Mineral Reserves and applied in the LOM plan. The stoping pay-limit is a function of working costs (direct operating costs), process recovery (fixed tails grade basis) and gold price. It is estimated on a marginal operating cost basis assuming direct costs only (US$72.17/t) for stoping block selection. Average breakeven cut-off grade for production is inclusive of indirect and sustaining capital costs and is on average 0.1 g/t higher. Refer to Table 12-1 for details of assumptions.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 66

Gold proceeds are paid 75% in USD and 25% in local currency with effect from February 2023 (previously 60% USD and 40% in local currency). Sale of gold under these terms has been mandated by the Zimbabwean Government since the start of 2020. These assumptions are reasonable given a spot price of US$2,329/oz (31/05/2024) and a 3-year trailing average price of US$1,848/oz (31/12/2023). The spot price for silver is also conservative given current pricing at US$30.40/oz (31/05/2024) whilst the 3-year trailing average price is US$23.56/oz.

The impact of Government controls on gold and silver sales with respect to foreign currency retentions are considered by the LOM plan and cashflow modelling, which takes account of the proportion of costs paid in local currency.

12.6	Mineral Reserve estimate

The basis of the Property’s Mineral Reserve estimate and how it is generated is summarised below. The Mineral Reserves estimate for the Property is reported herein in accordance with the requirements detailed in S-K 1300. For estimating the Mineral Reserve, the following definition as set forth in S-K 1300 is applied:

“Mineral reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted”

The Mineral Reserve estimate is reported by HMG in accordance with SAMREC 2016. Underground Mineral Reserves have been defined using Vulcan™ software for block modelling and manual polygonal methods according to conventional South African techniques. Both underground mining reserves and surface sands stockpile (old historical TSF) reserves have been estimated.

There has been no downgrading of underground Measured Resources to Probable Reserves category arising from reduced confidence in modifying factors on the reserve.

Surface sands stockpiles (old tailings) are converted from Measured Resources and downgraded to Probable Reserve category material in the Mineral Reserve due to a higher degree of uncertainty, relatively lower confidence in the grade estimate and process recovery. Processing of surface sands stockpiles are not currently considered in the LOM plan since it would displace higher grade feed from underground sources.

HGM undertakes Mineral Reserve classification for Proved and Probable Mineral Reserves based on the Mineral Resource classification presented in Section 11.2. In practice, stoping blocks are manually allocated to Proved and Probable based on the predominant classification. The following Sections describe the definition of underground Mineral Reserves.

12.7	Mineral Reserve classification

12.7.1	Proved Mineral Reserves

A Proved Mineral Reserve block is derived from the Measured Mineral Resource with the application of a pay-limit of 1.50 g/t Au, Block Factor (BF) of 99.6% and Assay Plan Factor (APF) of 104.3% on grade as modifying factors.

Block tonnages are based on a 0.5 m expanded envelope, 3D stope design, which accounts for mineralised width, and average stope width.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 67

Two definitions are provided for blocks above and below 20 Level, based on changes in the mineralised zone characteristics.

12.7.1.1	Above 20 Level (Top Section) Proved Mineral Reserves – Manual Method

—	Dilution is applied at 5% of the Measured Mineral Resource blocks tonnage at a grade of 1.40 g/t Au (diluent grade).

—	Pillar tonnages are removed from the stope block but retained in the sub-category of Measured Mineral Resources.

—	Estimation for these blocks is gradually being replaced by the modern CAD method used below 20 Level.

12.7.1.2	Below 20 Level (Bottom Section) Proved Mineral Reserves – CAD Method

—	Dilution is applied as a 0.5 m thick envelope around Measured Mineral Resources at an estimated grade of 1.50 g/t Au. The mineralisation and stope wireframes are then used to interrogate the resource model tonnes and grade and the dilution tonnes and grade back calculated.

—	Pillar tonnages removed from the stope block but retained in the subcategory of Measured Resources.

12.7.2	Probable Mineral Reserves

A Probable Mineral Reserve block is derived from the Indicated Mineral Resource with the application of a pay-limit of 1.50 g/t Au, BF of 99.6% and APF of 104.3% on grade as modifying factors. Two definitions are provided for blocks above and below 20 Level, based on changes in the mineralised zone characteristics.

12.7.2.1	Above 20 Level (Top Section) Probable Mineral Reserves

—	Dilution is applied at 5% of the Indicated Mineral Resource block tonnage at a grade of 1.40 g/t Au.

—	Rib pillar tonnages are removed from the stope block and not classified as Mineral Resources or Mineral Reserves, since there is no intention to recover these pillars.

12.7.2.2	Below 20 Level (Bottom Section) Probable Mineral Reserves

—	Dilution is applied as a 0.5 m thick envelope around Indicated Mineral Resource, by means of an expanded stope wireframe.

—	Sill, crown, and cone pillar tonnages are removed by stope block but retained in the sub-category of Measured and Indicated Mineral Resources.

—	Rib pillar tonnages are removed from the stope block and not classified as Mineral Resources or Mineral Reserves, since there is no intention to recover these pillars.

12.7.3	Mineral Reserve statement

The Mineral Reserves have been defined, classified and reported by BMC Zimbabwe according to the guiding principles and minimum standards set out in SAMREC (2016).

The relevant QPs are satisfied that there has been sufficient standard of evaluation to support estimation of a Mineral Reserve that has been demonstrated to be technically and economically viable.

WSP’s view is that there are material difference between the SAMREC and S-K 1300 requirements for reporting Mineral Reserves. Accordingly, WSP has adjusted the SAMREC estimate reported by BMC for the HGM to reflect the extractable (92% recovered) portion adjusted for the average Mine Call Factor applied to grade (101.06%), reflecting both plan dilution and positive reconciliation as a 3-year trailing average excluding outliers (+10%) as at end December 2023(103.9%). Mineral Reserves are reported on a plant feed basis, inclusive of dilution and ore loss modifying factors, assuming a gold metallurgical recovery of 89.5%.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 68

Table 12-2 presents the HGM Mineral Reserves estimate as at 31 December 2023. The total underground Mineral Reserve is estimated at 0.84 Mt at 2.39 g/t Au for 64 koz of gold. The total Sands Mineral Reserve (historical tailings) is estimated at 0.82 Mt at 0.88 g/t Au for 23 koz of gold. The total estimated Mineral Reserve is 1.65 Mt at 1.66g/t Au for 88 koz of gold. Approximately 33% of the total estimated gold ounces sit in the Proved Reserve UG category, 40% in the Probable Reserve UG category, and 27% in the Probable Reserve Surface category.

Table 12-2	HGM Mineral Reserve estimate as at 31 December 2023

Category	Tonnage (kt)	Au Grade (g/t)	Au Metal (koz)	Contribution (%)
Underground
Proved Reserve	390	2.35	29	33%
Probable Reserve	450	2.42	35	40%
Total Proved & Probable	840	2.39	64	73%
Surface
Probable Reserve	820	0.88	23	27%
Grand Total	1,650	1.66	88	100%

Notes: UG = Underground, SF = Surface Stockpile Dam 3 and 4.

The estimates are rounded to reflect the order of accuracy, to the nearest ten thousand tonnes (10 kt) for tonnage, to two decimal places for grade and density, and to the nearest thousand ounces (koz) for contained gold. Estimates are prepared carrying relevant decimal place accuracy to derive subtotals and totals that are subsequently rounded. Minor rounding errors may occur as a result.

The distribution of underground Mineral Reserve blocks is presented in Figure 12-1 based on the MRMR Listing as at December 2023. Surface Dump Sands compromises 49% of the total Mineral Reserve Tonnage while Probable and Proven is at 27% and 24% respectively. Probable Reserves covers the highest Au metal content at 40% while Proved and Dump Sands cover 33% and 27% respectively.

Figure 12-1	HGM UG Mineral Reserve distribution by category and elevation (December 2023)

Table 12-3 indicates that Proved blocks comprise 49% of tonnage and 45% of metal with the majority of these located below 26 Level. The majority of Proved (32% of tonnage, 30% of metal) blocks lie below 26 Level. This appears consistent with the level of confidence in the resource data and the capacity to access and extract in an economically viable fashion.

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Table 12-3	HGM UG Mineral Reserve distribution by category and elevation (December 2023)

Percentage (%) Distribution
Category	Tonnage (kt)	Au Grade (g/t)	Au Metal (koz)	Tonnage (%)	Au Metal (%)
Proved Above 26 Level	120	2.58	10	14	15
Proved 26 Level -32 Level	266	2.25	19	32	30
Probable Above 26 Level	450	2.42	35	54	55
Probable 26 Level -32 Level	0	0	0	0	0
Total	840	2.39	64.18	100	100

Notes: The estimates are rounded to reflect the order of accuracy, to the nearest ten thousand tonnes (kt) for tonnage, to two decimal places for grade, and to the nearest thousand ounces (koz) for contained gold.

12.8	QP’s opinion on risk factors that may materially affect the Mineral Reserve estimates

The main factors likely to materially affect the Mineral Reserve estimates include:

—	Resource definition and variability.

—	Gold price and process recovery.

—	Unit operating costs.

—	Increased ground stress and mining induced stresses with depth with implications for recovery, ore loss and dilution.

—	Increased provision for dilution and ore loss as impacted by ground conditions, pillar requirements, mining accuracy and efficiency.

—	Increased mining and materials handling costs at depth due to conditions and increased rehandling through the internal shaft system.

—	Potentially increased risk to personnel and ground support requirements at depth.

The estimates of Mineral Reserves may also be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant issues including risks set forth in this TRS.

In the QP’s opinion, all of these factors are adequately considered for the Mineral Reserves reported. Based on the body of technical studies completed across the Property, it is the QP’s opinion that the Mineral Reserves are both technically and economically viable.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 70

13	Mining methods

13.1	Introduction

The HGM is an underground rail mine in active operation using narrow vein underground techniques with annual production rate for 2023 of 450 kt for 33,714 contained oz of gold. Shafts are used to access the relatively steeply dipping (80°) orebody on approximately 100 foot or 30 m level intervals. Sublevels are developed on approximately 10–12 m intervals and mined on retreat by adopting underhand/long-hole open stoping methods using sub-level breaking into a common slot. Broken ore is collected in draw-points or boxes. Cone levels (extraction draw cones) are developed to 8 to 10 m above haulage drives, and sub-levels are developed above the cone drives at approximately 10–12 m intervals. Drilling and blasting is conducted by retreating from a central slot to rib pillars or other demarcated points by downhole (underhand) and uphole (overhand) drilling.

Figure 13-1	Figure showing general mining method (Mining – blasthole stoping, ore extraction, drilling | Britannica)

13.2	Parameters relevant to the design and schedule

13.2.1	Geotechnical

The mine has a rock mechanics engineer as part of the Technical Services Department, with responsibility for geotechnical ground characterization; underground support design; mining layouts geotechnical optimization; ground control and support installation; quality control; mining sequencing; numerical modelling for underground stability; blast design and control; and geotechnical instrumentation and monitoring. Previously, the mine was guided by external geotechnical consultant for geotechnical services. The mine is still working together with geotechnical consultants mostly for auditing and as third-party participants.

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Geotechnical properties of the Mine are covered in external consultancy reports reviewing mine geotechnical conditions. The latest external geotechnical review report was completed by SRK ref. #539349 May 2021, covering down to the 30 Level for mining blocks and 32 Level for the shaft. More recently the mine has undertaken an external review of sill pillar extraction (Middindi, November 2022) and in situ stress measurement (Groundwork, February 2024). At the 32 Level, the principal stresses were recorded at Sigma 1 = 43.3 + 1.3 MPa, Sigma 2 = 32.6 + 1.6 MPa and Sigma 3 = 25.7 + 1.8 MPa. The results of the stress measurement sites are considered to be of a Good to Very Good quality and accurately represent the magnitude and direction of the stresses at the stress measurement locations with a high level of confidence. These estimates may be usefully applied to mine design, pillar recovery, and risk mitigation.

A selection of previous reports include:

—	Rock Engineering Review of Metallon Gold Operations – SRK Ref# 486588/1 (March 2015).

—	How Mine Rib Pillar Failures – SRK Ref # 512843/1 (May 2017).

—	How Mine Rock Mechanics Review – SRK Ref #539349 (December 2021).

—	Addendum to Review Report, Sill Pillar Extraction, How Mine – Middindi Consulting (Pty) Ltd Ref: MDI2022-How01 (November 2022).

—	Determination of the State of Stress at How Mine, Groundwork, Project MET02966/HOWGMP (February 2024).

13.2.2	Hydrogeological

No hydrological or hydrogeological studies have been undertaken by HGM for the How underground mine, which has been in active operation for many years. Recent inspection May 2024 confirms that the mine is relatively dry.

13.2.2.1	Underground water supply

The Mine has two water sources from which it draws service water, namely the Chimedza Dam and the How Mine Dam. Water is pumped from these sources onto three surface tanks (Jurassic Park, Main Shaft and North Shaft) for surge capacity. The underground mining operations receive water from the Main Shaft tank. Water is delivered by way of gravity feed to underground dams in sequence on the 4L, 8L, and 14L.

13.2.2.2	Underground dewatering

The 20, 23, 26, 28, and 30 Levels are equipped with settling dams that collect muddy water from the work areas, settle the mud and pump to the nearest dam above that level. Stage pumping proceeds up to the 14 Level settling dam where it is recycled by transfer to the service water supply circuit. Periodically, the underground water tested for contamination beyond the prescribed and the water stage pumped to surface where required. In this manner, mine dewatering requirements are maintained at a very low level.

Concurrently, fresh water from the surface is fed to the 4 Level dam. The contaminated water from the underground mining operations is directed to the processing plant for use and transfer to the TSF.

Similarly, the processing plant recycles process water by pumping water back from the TSF for re-use. Water recycling ensures sustainability, since the mine is in a dry region with low rainfall.

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13.3	Production parameters

13.3.1	Production rates

Current mining practice at the HGM takes advantage of the steep inclination of the orebodies (averaging 80°) and highly competent host rock. This allows the adoption of higher productivity open stoping either by uphole stoping, or underhand via downhole benching techniques from sub-levels established between the main levels.

Current production rate at HGM targets 50 ktpm broken, to provide for 40 kt milled and development advance of 600 metres per month. Production is derived from open stoping, development, and pillar recovery where possible.

13.3.2	Expected mine life

Based on the planned production, the ramp up tonnage is averaging 47 ktpm or 560 ktpa from 2024, and considering only Proved and Probable Mineral Reserves only of 840 kt at 2.39 g/t Au, this will be sufficient to provide a 1.5 year mine life. For practical scheduling and cashflow modelling purposes, the annual throughput has been reduced to approximately 360 kt per annum, extending the mine life to 2.5 years. Considering the total mine extractable inventory comprising Proved and Probable Reserve and MII Resource classified extractable inventory, a total Mine Life of 9 years has been forecast, 8 years in total for the breaking of ore and 9 years for the processing. The Mineral Reserves will be upgraded on an annual basis until current Mineral Resources are depleted.

13.3.3	Mining model

HGM advises that there is no need to define minimum mining widths given the wide mineralised zones. WSP recommends that actual average stope widths be recorded for each of the stoping blocks and efforts be made to estimate the level of unplanned dilution (operational dilution) by applying a dilution skin of standard width commensurate with the rock mechanics assessment for each stope. HGM should also maintain detailed stope files that keep a track of each stoping block from reserve definition design through processing and reconciliation. Recommended practice is to determine optimum stope spans and ELOS (dilution) based on geotechnical conditions and rock quality models (Rock Mass Rating models) developed for the mine. This will allow variation of dilution and loss estimates depending on the prevailing stability conditions for each stoping area.

The HGM is served by two vertical shafts from surface (the North and the Main shafts) and one internal shaft (16N7 Shaft from 16 Level down to 33 Level) [Figure 13-2]. The North Shaft, which is devoted to hoisting ore from underground, extends down to 25 Level. The Main Shaft, which is used for transporting personnel and material, extends down to the 16 Level. The 16N7 Shaft was deepened to below the 29 Level and is used for transporting personnel, material, and ore hoisting. The loading level is at the 29 Level. Ore from below the 24 Level is hoisted using a double drum hoist attached with tumble skips located on the 23 Level. The ore is tipped at the 23 Level into a silo with a chute at the bottom. The chute discharges onto a transfer conveyor which conveys the ore into an ore pass discharging onto the 24 Level 10 loading conveyors on North Shaft loading system. The ore is then hoisted to surface.

The 16N7 Shaft has recently been deepened down to the 33 Level where a loading pocket and transfer conveyor is currently being installed (May 2024). Waste and ore passes feed the transfer conveyor via controlled chutes. This system will service ore blocks below the 29 Level. The proposed layout for materials handling following completion of the shaft deepening and loading infrastructure through to the 34 Level sump in 2024 is provided in Figure 13-3. Further deepening to the 36 Level is currently being considered. The depths of each of the respective main and ancillary shafts are detailed in Table 13-1.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 73

Figure 13-2	Long section of HGM mine access, and transfer and hoisting systems.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 74

Figure 13-3	HGM underground mining infrastructure end 2024

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Table 13-1	HGM shaft collars and depths

Shaft	Collar (amsl)	Depth (metres below Surface)	Level	Description
North Shaft	1286.7	940	26L	Main Rock Winder to surface
Main Shaft	721.7	565	16L	Man riding shaft from surface
South Shaft (Raise bore)	575.7	711	20L	Abandoned shaft from surface
16N7	718.7	1244	34L	Sub-level shaft with both rock and man riding compartments
Auxilary	271.5	1168	32L	Sub-level shaft from 28L for shaft sinking
Winze 1	271.5	1168	32	Sub-level winze from 30L.Used for blocking out to speed sub-level development
Winze 2	271.5	1168	32	Sub-level winze from 30L.Used for blocking out to speed sub-level development

Figure 13-4 shows the location of the Mineral Reserves for How Mine wherein 54% of tonnage or 450 kt at 2.42g/t Au Probable Reserves is located above the 26 level, while 32% of tonnage or 266 kt with 2.25g/t Au Proved Reserve is located between the 26 level to the 32 level, and 14% of the tonnage or 120 kt with 2.58g/t Au Proved Reserve is located above the 26L. A detailed breakdown of the Reserves is provided in Table 12-3.

Figure 13-4	Location of HGM Mineral Reserves

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13.3.4	Mining dilution and recovery factors

The raw diluted tonnage and grade are reported within the stope and development wireframes or estimated within polygons via manual methods involving grade compositing of samples falling within the design polygons.

HGM has applied a 5% dilution and 1.4g/t Au grade for some of the stopes above 20L and computed manually in the HGM MRMR stope block listing, while for stopes below the 20L, dilution was applied based on expansion of the stope design wireframes and reporting from resource models. Eventually, all stope blocks will be reported on this basis as the mine proceeds with the transition from manual to computerised methods.

13.4	Mining fleet, machinery, and personnel requirements

13.4.1	Mining fleet and machinery

How is a rail mine that utilises rechargeable electric battery powered locomotives and 5 t Granby style side tipping cars. Batteries are lead acid and upgraded recently on the 30 Level to rechargeable lithium batteries installed to a 10 t locomotive to allow haulage of 7 t capacity rail cars and operation of larger 1-2 t capacity, pneumatically powered rocker-shovels.

Ore and waste is mucked from stope drawpoints and development headings using pneumatically powered rocker-shovels. Sublevels are mucked using electric or pneumatic powered hoists and scrapers or by means of shovel and wheelbarrow.

Conventional hand-held techniques utilising jacklegs are employed for development and some stoping.

Larger capacity pneumatic rock drills, “bar and arm” style, are used for long hole drilling of stopes in a fan pattern. Holes are drilled up to 20 m at 57 mm diameter at 1.5 m ring spacings and 2.0 m drill hole toe spacings. Electric and non-electric detonators are used in combination with packaged explosive and ANFO.

13.4.2	Personnel

The mine and process plant has 1,023 employees of which 11 are managerial employees, budgeted for throughput of 40 ktpm. This is planned to increase by 10–15% as the mine ramps up to 47 ktpm in 2025.

13.5	Scheduling process

Mine scheduling is undertaken using manual spreadsheet-based methods.

Extractable tonnes and grade are determined from the available resource block list and scheduled and depleted on an annual basis. Blocks are selected based on accessibility, grade and reserve definition status (PP, MII, and pillar recovery). This process is continued until the Proved and Probable Reserves are exhausted.

A large proportion of MII and pillar recovery inventories have been historically mined and processed on an annual basis. The current schedule prioritises Mineral Reserves in the early years, comprising 78% of production in 2024, 51% in 2025, and 16% in 2026.

Some inconsistencies noted in scheduled annual tonnage and grade have been corrected by WSP. Spot checks of the provided HGM schedule, inclusive of PP and MII blocks, revealed the following issues:

—	Scheduling is using the extractable tonnage but the resource grade, not the reserve diluted grade. It should use the diluted, recovered, extractable tonnes, and grade.

—	Extractable starting tonnes in the schedule are the same as the block listing.

—	The rationale for adjusting the derived extractable tonnage is not identified for each block.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 77

—	Schedule by Tram Levels and Category tabs had incorrect column referencing.

—	The tonnage and grade of some blocks were excluded in the schedule entirely and has been reclassified to pillars.

—	A variance for the grade for the ‘HOW_SOUTH_surface_5L’ block was detected, whereby the scheduled grade was much lower than the reserve grade.

In WSP’s opinion, HGM should be using the extractable reserve tonnes and grade for scheduling. The reason HGM do not is to provide a comparison for annual APF, BF estimation. Two sets of figures should be maintained, one for reconciliation, and one for scheduling and cashflow analysis. The mining schedule and cashflow should adopt the Mineral Reserve using extractable reserve tonnes and grade, while a separate set of numbers for the resource tonnes and grade should be carried through for the APF, BF checks on an annual basis.

The HGM schedules formed the basis for a modified Mineral Reserves only schedule that was used to test economic viability in Section 19.5 and as detailed in the following section.

13.6	Mining schedule

The Proved and Probable Mineral Reserves mining schedule is provided in Table 13-2 which is proposed to be mined over the period 2024-2026. Scheduled hoist and mill tonnage is 835,050 tonnes with an average head grade of 2.39 g/t Au and total gold production of 57,427 oz.

The schedules incorporate a BCF of 101.06% on grade to reflect extractable tonnage and grade estimates.

Table 13-2	HGM production for FY 2024 to 2026 – Mineral Reserves Only (WSP)

Parameters	Units	2024	2025	2026	TOTAL
Development - Metres	m	862	1,428	1,428	3,718
Capital development - Metres	m	68	204	204	476
Total waste development (Capital)	m	929	1,632	1,632	4,193
Tonnage broken	t	435,299	339,793	133,136	908,229
Metres drilled - Jack Hammer	m	151,807	170,955	66,401	389,163
Metres drilled - Long H	m	124,371	97,084	38,039	259,494
Tonnage hoisted (Waste)	t	20,160	6,226	3,033	29,419
Tonnage hoisted (Ore)	t	398,632	314,330	122,089	835,050
Tonnage hoisted (Ore + Waste)	t	418,791	320,556	125,122	864,469
Ore Milled - ROM	t	398,632	314,330	122,089	835,050
Head Grade - ROM	g/t	2.37	2.40	2.43	2.39
TOTAL MILLED TONNES	t	398,632	314,330	122,089	835,050
ROM - Residues	g/t	0.25	0.25	0.26	0.25
MET. Recovery ROM	%	89%	89%	89%	89%
GOLD PROD - ROM	oz	27,150	21,742	8,535	57,427

*	Adjusted by proportion from HGM MII schedule.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 78

13.7	Mining unit dimensions

Resource model block sizes used for estimation adopt a parent block size of 8mE x 2mN x 8mRL and sub-blocked down to 2mE x 1mN x 2mRL. This is regarded as reasonable for reserve estimation provided a partial percentage of block volume approach is adopted for reporting within defined stope wireframes.

A minimum stope width of 1.5 m has been applied for narrow vein stoping while dilution of larger open stopes has been estimated by expanding mineralisation wireframes (defined on a 1.4 g/t cut-off grade) by 0.5 m.

Average stope widths have been considered for manual estimation purposes (above 20L) and are stated in reserve block listings.

The mining dimensions are consistent with the mining methods proposed.

13.8	Mine layout

Figure 13-5 shows the HGM layout. Men and materials use Main Shaft from Surface to 16L as an access, while North Shaft us for rock hoisting. The 16N7 Shaft collar is located at 16L wherein a hoist with a cage is attached and installed and it is being used to transport men and materials to production areas. The down-dip extension of the How Main Orebody is accessed by the 23Level hoist and 29 Level loading system in the 16N7 Shaft.

Figure 13-5	HGM general mine layout

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14	Processing and recovery methods

14.1	Processing methodologies and flowsheets

Metallurgical operations at HGM are carried out in a Run of Mine (ROM) to handle a throughput of 40,500 tpm shown in Figure 14-1.

Figure 14-1	HGM processing flowsheet (KDM 2018)

14.2	Processing plant throughput and characteristics

14.2.1	Run of Mine crushing plant

Hoisted ore from North Shaft is transported to a Rough-Ore-Bin (ROB) with a capacity of 100 tonnes, then fed into a crushing plant for size reduction. There are two circuits: the old circuit, with three stages (primary and secondary as open circuits, tertiary as closed), and the new circuit, with two stages (primary open, secondary closed). Final product is stored in Fine-Ore-Bins (FOBs) with a combined capacity of 700 tonnes. Three vibro-feeders draw ore from the ROB onto a conveyor feeding a Single Deck Vibrating Screen with 50 mm grizzly bars. Oversize goes to a Jaw Crusher (closed size setting 50 mm for old circuit, 100 mm for new).

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At the secondary stage, ore is screened at a double deck Vibrating Screen. For the new circuit, oversize from the top deck goes to the HP300 crusher, while oversize from the bottom deck is conveyed to a tertiary screen. For the old circuit, oversize goes to a gyratory secondary crusher. At the tertiary stage, ore is crushed by a Barmac 9600 crusher in a closed circuit with a Vibro-King Screen. Undersize is final product, fed to FOBs, and oversize is conveyed back to the Barmac crusher for further crushing.

14.2.2	Grinding and gravity concentration plant

Crushed ore is ground in two stages to achieve 80% passing 75 μm. From the Fine Ore Bin, ore passes over a Ramsey weightometer and auto-sampler, then transfers via four conveyors to a 12’ x 12’ (1230 Hp) Marcy overflow ball mill for primary grinding. The mill operates in closed circuit with a VD9 scalping screen with a 5 mm aperture size. Screen undersize goes into a 48-inch Knelson gravity concentrator, while oversize flows back into the mill.

14.2.3	Run of Mine CIP plant

In the leach plant, cyclone overflow is thickened from 25% to 45–50% solids using Hi-Rate Thickeners with flocculant assistance. Cyanide and hydrogen peroxide are added to the thickener underflow before transferring pulp to the CIP plant. The CIP plant consists of eighteen mechanically agitated tanks, each with specific parameters for pulp conditioning. A cyanide solution dosing system maintains cyanide concentration throughout the leach process, using gaseous oxygen from a rented BOC Pressure Swing Absorption (PSA) plant and commercial hydrogen peroxide. Inter-stage screens retain carbon at about 20 g/l in select tanks and recessed-impeller pumps transfer carbon between tanks. Loaded carbon is transferred to elution at the head-end of the CIP plant, while carbon capture screens capture carbon at the tail-end. Tailings slurry is pumped to the TSF using multiple series of pumps.

14.2.4	Elution plant

Clean loaded carbon undergoes a process before elution: it is soaked in a hydrochloric acid solution for 30 minutes to dissolve inorganic impurities, then drained, and residual acid is neutralized with caustic soda. The AARL system is used for gold stripping: loaded carbon is treated with a caustic cyanide solution at 120°C and 2 bars, followed by hot potable water to wash eluted gold into holding tanks. The effluent circulates through electro winning cells, each with stainless-steel cathodes and strips, operating at 4 volts and 400 amps DC for 18 hours. Spent electrolyte is returned to the leach circuit. Eluted carbon is re-activated at 700°C, screened for fines removal, and returned to the CIP bottom tank.

14.2.5	Clean-up and smelting

Gold deposited on the stainless-steel cathodes is removed using a high-pressure water cleaner and collected in a settling tank. Excess water is removed, and the sludge is treated with hydrochloric acid to digest base metals. Residual sludge is rinsed, filtered, weighed, fluxed, and charged into a diesel-fired furnace crucible with borax, sodium nitrate, and fluorspar. Temperatures exceeding 1,500°C are used, and the molten charge is poured into cast iron moulds to produce bullion ingots. Slag is removed from the ingots, which are then cleaned, drilled for assay samples, and weighed. Bullion fineness is ensured to be at least 85% gold and 15% silver.

14.3	Product sampling

14.3.1	Mill feed

Samples are collected at an incremental frequency of half-hour by a Multotec hammer sampler positioned on the conveyor belt feeding the mills (Table 14-1). At two hours interval, two samples A and B are produced; being two hourly composite samples is riffled to make a 2 kg fraction for assay, with the balance used for making up an 8-hour composite sample. Similarly, during reduction of the shift composite sample, a 24-hour composite sample is generated to give a total 22 samples.

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Table 14-1	Mill feed sampling specifications

Parameter	Description
Position of Sampling Equipment	Mill Feed Conveyor
Top size of particles	17 mm
Execution	Hammer Sampler
Frequency	30 minutes
Sample handling	10 kg bulk riffled down to 2 kg lab sample
Number of samples collected per shift	5
Duration of a shift	8 hours

14.3.2	Feed tonnage

Feed tonnage is measured on two points in the plant. In the mill area, tonnage throughput is determined from a mill weightometer on the primary feed conveyor. In the CIP area, tonnage throughput is determined by tonnage-box measurements of the header tank feed stream (refer to Table 14-2).

Table 14-2	Feed tonnage sampling specifications

Location Name	Weightometer Tonnage	Box 2 Tonnage
Position	Primary Mill feed conveyor	CIP header tank feed
Method/equipment	Mill weightometer	Tonnage-box

14.3.3	Residues

Tailings residues and recovery are estimated from sampling at 30-minute intervals by means of a manual sample cutter from the final tailings discharge tank 18 with assays completed at the on-site mine assay laboratory (Table 14-3).

Table 14-3	Residues sampling specifications

Position of Sampling Equipment	Tank 18 Discharge Box
Execution	Manual Sample Cutter
Frequency of sampling	30 minutes
Analysis site	Mine Assay Laboratory

14.4	Product stockyard

BMC has Surface Sands stockpile namely Dam 3 and Dam 4. It is reported as Probable Category in which estimation is supported based on auguring exercise conducted by a contractor during the 3rd Quarter of 2021. Volumetric Survey is carried out by BMC Survey Team for the estimation of the volume and tonnage conversion.

14.5	Energy and water process materials requirements

14.5.1	Mine power plant

Electricity is supplied from the national grid through Springs and Criterion lines, operated by Zimbabwe Electricity Supply Authority (ZESA). The mine receives power at 33 kV from Zimbabwe Electricity Transmission and Distribution Company (ZETDC) via two lines: one from Springs substation and another from Criterion substation. The mine has nine points metered by ZETDC, with supply stepped down to various voltages for different purposes. Underground operations and the high-density village are supplied at 2.2 kV, further stepped down to 380V and 220V for domestic use.

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Distribution to underground mining operations feeds various substations, with heavy equipment supplied at 550V, and further transformed for pumping and lighting. The processing plant is fed at multiple voltage levels, with plans to upgrade Springs power supply to accommodate expansion. The mine also has a compressed air generation plant, delivering compressed air to the processing plant and underground operations through various supply lines, with peak demand at approximately 13,500 CFM.

14.5.2	Mine water management system

The Mine utilises water from Chimedza Dam and How Mine Dam, pumping it onto surface tanks for surge capacity. Underground mining operations receive water from the Main Shaft tank, delivered via gravity feed to dams on various levels. Settling dams collect muddy water from work areas, with pumping facilitating recycling up to the 14 Level dam. Contaminated water is directed to the processing plant for use and transfer to the Tailings Storage Facility (TSF). The processing plant recycles process water from the TSF for re-use, ensuring sustainability in a dry region with low rainfall. Plans for expansion include upgrading the water reticulation system by constructing HDPE-lined reservoirs and drilling boreholes for additional water supply.

14.6	QP’s opinion

The existing process facility at How Mine has a record of successful operation and the QP expects that the current program of refurbishment and capital upgrades will facilitate escalation of plant throughput from 40 ktpm to 47 ktpm by the end of 2024. Process recoveries consistent with previous experience are anticipated at levels consistent with the recent 3-year average of 89.5% once any upgrade commissioning issues are resolved.

Risks to future plant throughput and recovery include:

—	Currently planned plant construction and refurbishment activities proceed in accordance with schedule.

—	Planned maintenance and refurbishment are identified and attended to ahead of time.

The plant is relatively more complex in layout as additions and upgrades have been implemented over the course of many years in an area that is relatively constrained. Efforts should be made to rationalise and streamline the plant layout over time.

Opportunities may exist to improve recoveries given that residue levels of 0.24 g/t are relatively high by industry standards for conventional gravity recovery and CIP/CIL plants. A review of average grind size and metallurgical characteristics of the ore types may prove beneficial.

Opportunities may also present in terms of the reduction in unit process costs as a consequence of increased scale, some of which has already been factored into the LOM plan in terms of a US$5/t reduction in process cost.

Security of the facility and safeguarding from both internal and external threats will be ongoing, particularly in an environment where gold prices are rising.

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15	Infrastructure

15.1	Rail access

Rail access is available at Bulawayo within 31 km northwest of MGM by road (42 minutes) and with a separate line passing through Esigodini 17 km due east and 30 km by road (41 minutes). This is a general freight train service in Zimbabwe that caters to the Mining, Energy, Industrial, and Manufacturing sectors. The NRZ rail network map is presented in Figure 15-1.

Figure 15-1	NRZ rail network schematic (NRZ 2024c)

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Commercial corridors and trade routes exist in the following areas:

—	Zimbabwe-South Africa: Beitbridge, on the Zimbabwe-South African border and along the trade route to Durban, has an import-export ecosystem dominated by import-export clearance firms.

—	Zimbabwe-Mozambique: Mutare, on the border with Mozambique along the trade route to Beira port, is dominated by the wood, timber, and allied industries.

—	Victoria Falls: The Victoria Falls special economic zone has been designated as an International Financial Services enter which caters to customers outside Zimbabwe. The town of Victoria Falls is home to a foreign exchange-denominated stock exchange and boasts of a tourism-financial services ecosystem. It also has several tourist attractions including Victoria Falls and game parks.

(United States International Trade Administration, 3 June 2024, https://www.trade.gov/country-commercial-guides/zimbabwe-market-overview).

15.2	Port access

Zimbabwe is a land-locked country with key road and rail routes through to ports in Durban in South Africa and Beira in Mozambique.

15.3	Roads

The HGM is accessed via a tarred road that is in good condition.

15.4	Camp

Staff are largely housed on-site in a family accommodation area, while a few members are bussed in from Bulawayo daily.

15.5	Tailings

Pulp from tank 18 is fed into a tailings pump system. The system comprises of three identical pumping banks in parallel, each bank being a four-stage series pump arrangement that utilises 4/3D pumps. The system transfers tailings slurry through a dynamic head of 101 m to a disposal site (Dam 5) 2 km away from the plant. Dam 5 water is pumped back for reuse in the process plant.

15.6	Potable water and wastewater

Water used in the operations is obtained from a dam on the Gabalozi River (on mine site) and Chimedza dam (some 7 km west of the mine location). Drinking water is provided from a line supplying the city of Bulawayo.

Fresh water from surface is fed to the 4 Level dam.

The processing plant recycles process water by pumping water back from the TSF for re-use. Water recycling ensures sustainability, since the HGM is located in a generally dry region with low rainfall (Metallon Operations Reports).

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15.7	Accommodation and offices

At the HGM, there are 834 employees but only 769 housing units, leaving a shortfall of 65 units for each employee to have their own allocated accommodation. The types of housing units vary, ranging from single-roomed to 6-roomed houses in the High-Density Village, and 3 to 4-bedroom houses in the Low Density Village. Some middle management employees are accommodated in guest houses on site or in houses in the Low-Density area of Bulawayo. To improve occupational health and safety, there’s a proposal to construct individual toilets and bathrooms per unit to replace the communal system currently in place for single-roomed houses. The mine receives a consistent water supply from the Bulawayo City Council, supplemented by boreholes to reduce the likelihood of water shortages in the foreseeable future.

15.8	Non-process infrastructure

No data provided for Non-process Infrastructure (NPI).

15.9	Information and communications technology systems

No data provided for Information and Communications Technology (ICT) systems.

15.10	Other support facilities and utilities

The HGM operates a local clinic that serves both mine workers and the surrounding community, addressing minor health issues and providing maternity care. To improve healthcare quality, a medical doctor visits weekly, alongside permanent, highly qualified nurses and support staff. Regular medical surveillance and check-ups are conducted to monitor worker health and ensure their wellbeing.

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16	Market studies

16.1	Nature and material terms of agency relationships

The HGM is 100% owned by BMC Limited, with no agency relationships applicable.

16.2	Results of relevant market studies

No recent formal market studies have been completed. Gold and silver are sold according to open market prices as mandated by the Zimbabwean government. Analysis is based on historical pricing using a 3-year trailing average, combined with industry forecasts for exchange rate and inflation.

16.3	Commodity price projections

Pricing assumptions for gold and silver are based on historical spot pricing in an open market for precious metals, government mandated terms for payment, foreign exchange, and inflation recent history. The LOM plan and pay limit (COG) assessment has assumed a gold price of US$1,800.00/oz and silver price of US$21/oz while the project cashflow analysis has assumed a gold price of US$1,800.00/oz and excluded silver byproduct as a material revenue source.

Trailing 3-year average daily gold and silver prices have been used as the basis for revenue assumptions, as provided in Figure 16-1. As of May 2024, gold was expected to trade at US$2,410/oz. by the end of June 2024, according to Trading Economics global macro models and analysts’ expectations. Looking forward, it is estimated to trade at US$2,484/oz by the end of June 2025.

The price assumptions are reasonable given spot pricing of US$2,330/oz (May 2024) and a 3-year trailing average price of US$1,847/oz (end December 2023, World Gold Council). The assumed gold price is also lower than the average realised price for gold of US$1,814/oz for H2 2023. The spot price for silver is currently US$24.47/oz whilst the 3-year trailing average price is US$23.56/oz, indicating room to increase assumed pricing. Silver represents 13% of doré and 0.2% of value and therefore is not material to revenue.

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Figure 16-1	Historical (blue) gold spot price and forecast (grey) in US$/oz (Trading Economics 30 May 2024)

Gold proceeds are paid 75% in USD and 25% in local currency with effect from February 2023 (previously 60% USD and 40% in local currency). Sale of gold under these terms has been mandated by the Zimbabwean Government since the start of 2020. The impact of Government controls on gold and silver sales with respect to foreign currency retentions have been considered for the LOM plan.

The local currency component of revenue has been employed for in country expenses, however, this value is subject to high inflation (57.5%, April 2024, Table 16-1) and exchange rate risk (Figure 16-2). Under these circumstances prompt expenditure of local currency is warranted.

Table 16-1	Zimbabwean inflation rate and economic indicators (Trading Economics, 30 May 2024)

Indicator	Last	Previous	Highest	Lowest	Units	Date
Currency	13.3	13.28	13.82	0		May-24
Stock Market	102	100	2962052	1.13	Points	May-24
GDP Annual Growth Rate	4.5	6.5	22.57	-17.2	percent	Dec-23
Unemployment Rate	9.1	9.3	10.8	4.4	percent	Dec-23
Inflation Rate	57.5	55.3	786	-7.5	percent	Apr-24
Interest Rate	20	20	200	15	percent	Apr-24
Balance of Trade	-184	-81.4	293	-3958	USD Million	Mar-24
Current Account	305	348	920	-2750	USD Million	Dec-22
Current Account to GDP	1	2.9	4.1	-19.3	percent of GDP	Dec-22
Government Debt to GDP	92.6	66.9	248	48.44	percent of GDP	Dec-22
Government Budget	-0.9	-1.7	1.3	-11.2	percent of GDP	Dec-22
Corporate Tax Rate	24.72	24.72	30.9	24	percent	Dec-23
Personal Income Tax Rate	41.2	41.2	51.5	36.05	percent	Dec-23

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Figure 16-2	Zimbabwean gold currency exchange rate ZiG/USD (Trading Economics, 30 May 2024)

Discounting current gold spot pricing of approximately US$2,350/oz to account for high inflation of 57.5% (April 2024) yields an estimated real value of US$1,936/oz while discounting for exchange rate movements in 2024 (USD:ZiG 2.34 to 13.304) yields an estimated real value of US$1,853/oz. The 12-month forecast price of US$2,484/oz yields discounted values of US$2,061/oz to US$1,971/oz respectively.

This evaluation indicates that the gold pricing assumption of US$1,800/oz for mine planning cut-off grade assessment purposes and cashflow model is based on the 12-month forecast, are reasonable, provided that inflation and related exchange rate movements for the local currency can be constrained to, or reduced from, current levels.

16.4	Mining and processing

Mining and processing at HGM are conducted on an owner operator basis.

16.5	Product transport and handling

A gold and silver doré is produced for sale to the Zimbabwean government nominated agent, Fidelity. Gold generally averages 87% by weight. The product is transported by a private professional security company. Fawcetts Security, via armoured car to airport, then airlifted to Harare. Then transported by armoured car to Fidelity, a government owned refining facility via the Motapa Investment Fund (sovereign fund). Gold and silver is valued at spot pricing on the day of receipt of the doré with Fidelity stipulating allowances for refining charges (US$21/oz Au) and government royalty (5%).

16.6	Hedging arrangements

No hedging arrangements are currently in place.

16.7	Forward sales contracts

No forward sales contracts are currently in place.

16.8	Contracts with affiliated parties

No contracts with affiliated parties are currently in place with respect to gold sales.

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17	Environmental studies, permitting and plans, negotiations, or agreements with local individuals or groups

17.1	Introduction

BMC Zimbabwe, a wholly owned subsidiary of BMC UK, which is a wholly owned subsidiary of BMC Limited, holds ML28 which covers the area formerly occupied by claims that comprise the HGM property.

The following sections detail the environmental studies, permitting, plans, negotiations, or agreements with local individuals or groups and describe the factors pertaining to environmental compliance, permitting, and local individuals or groups, related to the Property.

Environmental studies and impact assessments are covered under Section 17.5 of this TRS and acknowledge that the HGM has been in operation since 1941. While baseline studies do not exist, the responsibility and requirements for management, monitoring and remediation are described as part of the Environmental Management Plan (EMP). Prior to 2023, compliance with environmental regulations was covered by an annual government audit and accreditation. This process is still in place for exploration of satellite deposits.

Requirements and plans for waste and tailings disposal, site monitoring, and water management during operations and after mine closure are covered under the 2023 EMP and as summarised under the relevant Sections of this TRS (17.7, 17.8 and 17.9). Mine closure plans have recently been updated by external consultants Enmin Consulting (Private) Limited (Enmin) in June 2024 (Section 17.12).

Project permitting requirements are covered under Section 17.4 of this TRS. The HGM is considered in good standing.

Commitments to ensure local procurement and hiring are covered under Section 17.11.8 of this TRS.

The QP’s opinion on the adequacy of current plans to address any issues related to environmental compliance, permitting, and local individuals or groups is covered under Section 17.14of this TRS.

17.2	Environmental management and corporate responsibility

BMC Zimbabwe prepared and issued a recent update of the EMP in 2023 (BMC (2023a)), covering mining and processing operations for the HGM. This plan acknowledges the potential to impact the environment, and provides a management plan to ensure that all aspects and impacts for current and planned operations are captured and managed in an environmentally responsible manner, to assure legal compliance and to demonstrate the BMC Zimbabwe’s commitment to protecting and preserving the environment as guided by the Environmental Management Act Chapter 20:27 of 2002, supporting regulations, as well as the Environmental Management System ISO14001:2015, for which the HGM holds accreditation.

Highlighted in the 2023 EMP (BMC (2023a)) is a commitment to enhancing the positive impacts of all current and planned projects, including employment creation, increased mineral production and profitability of the HGM and opportunity to exercise corporate social responsibility within the surrounding communities.

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Under the 2023 EMP (BMC (2023a)), the following environmental impacts are addressed during operation and decommissioning phases:

—	Water pollution from plant wastewater, chemical spillages, tailings, domestic sewage, fuel or oil leaks.

—	Air pollution from laboratory fumes, generator, smelting, crushing plant, fugitive dust from TSF’s and dusty roads.

—	Land pollution from fuel leaks, oil leaks, effluent, tailings, waste rock, hazardous substance spillages, hazardous waste and general solid waste.

—	Natural resource depletion from removal of vegetation, mineral extraction, water, electricity, fuel and oil usage.

—	Land degradation during exploration and mining.

Roles, responsibilities and authorities are clearly spelt out in order to implement the various environmental plans efficiently and effectively, including the waste management plan, hazardous substance management plan, land management plan, mine closure plan, water management plan, air quality management plan and effluent improvement plan.

BMC Zimbabwe has also prepared a Corporate Social Responsibility Policy dated March 2024, that acknowledges that it is committed to being a responsible corporate citizen by balancing the business priorities with social, economic and environmental responsibilities. Corporate social responsibility is fundamental to the long-term growth and sustainability of BMC Zimbabwe and is therefore viewed as the basis on which it conducts its business. This policy has the following objectives:

—	To respect, consider and respond to stakeholders’ interests.

—	To disseminate information about the company’s activities and decisions for which the company is responsible in a comprehensive and transparent manner.

—	Ploughing back to the community by addressing pressing social, economic and environmental challenges in the community.

—	Supporting ongoing national and community initiatives.

—	Building a positive corporate image, reputation and creating public goodwill for the organization.

17.3	Property context

The HGM is located approximately 30 km south-east of the city of Bulawayo in Matabeleland South Province, in the Bulawayo Mining District of Zimbabwe. The Property is at an altitude of approximately 1,250 m amsl.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 91

Figure 17-1	shows a site layout map for HGM.

Figure 17-1	BMC Zimbabwe ML and other claims

17.4	Property permitting

The following permits/licenses were provided to WSP for review:

—	License for Storage of Explosives, Main Store – Expires 30 June 2025.

—	License for Storage of Explosives, Above Mine Distribution Store – Expires 30 June 2025.

—	License for Storage of Explosives, Above Mine Store – Expires 30 June 2025.

—	Air Emission License (Generator Exhaust) – Expires 31 January 2025.

—	Air Emission License (Assay Emission) – Expires 31 January 2025.

—	Effluent Disposal License – Expires 31 January 2025.

—	Environmental Impact Assessment Certificate (Bulawayo Mining Company) – Expires 20 July 2024.

—	Environmental Impact Assessment Certificate (Exploration Project) – Expires 20 July 2024.

—	Environmental Impact Assessment Certificate (Bulawayo South Claims – Exploration) – Expires 30 May 2025.

—	Environmental Impact Assessment Certificate (Three Castles Mine-Open Pit Mining & Exploration) – Expires 19 October 2024.

—	ISO 14001 Certificate – Expires 14 September 2024.

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—	ISO 45001 Certificate – Expires 12 June 2025.

—	ISO 9001 Certificate – Expires 14 September 2024.

—	Solid Waste Disposal License – Expires 31 January 2025.

—	Decommissioned Tailings Dam Solid Waste Disposal License – Expires January 2025.

The following licenses provided were expired. BMC has applied for the application, paid required fees and awaits the respective Government Entities to issue license and/or permits:

—	Hazardous Substance Storage and Use License – Expired 7 April 2024.

—	Hazardous Waste Generation License – Expired 07 May 2024.

—	Hazardous Substance Importation License – Expired 13 December 2023.

—	Hazardous Substance Transportation License – Expired 07 April 2024.

—	Surface Water Permit – Expired 14 April 2024.

—	Water Abstraction Permit, 440 megalitres annually from Gabalozi River – Originally issued 29 November 2012 with 5-year expiry, Updated 15 April 2019 – Expired 14 April 2024.

17.5	Environmental and Social Impact Assessment

At the HGM, major environmental concerns include water and land pollution, air pollution, and land degradation. The mine meets Environmental Management Agency standards and holds licenses for hazardous substances use, waste generation, and air emissions. It has a comprehensive Environmental Management Plan (EMP) outlining targets and strategies for environmental protection and compliance.

17.5.1	Biodiversity and natural resources

A Biodiversity Management Plan was developed in their Environmental Management Plan 2023 to limit the Property’s footprint and activities as well as to avoid placement of infrastructure within watercourse, wetlands or flood lines and sensitive areas.

17.5.2	Managing impacts on water

At the HGM, water used for gold extraction comes from the Gabalozi River and Chimedza Dam. Pollution from ore treatment includes sulphates and manganese, causing low pH and high levels of Electrical Conductivity and Total Dissolved Solids in the water. To tackle this, effluent is directed to No. 5 Slimes Dam before being reused in the plant. Regular monitoring ensures compliance with environmental rules.

Domestic wastewater is treated at a local plant to reduce Biological and Chemical Oxygen Demand, as well as phosphates, using biological treatment and chlorine disinfection. The treated water is reused for irrigation in tailings dam projects. BMC Zimbabwe plans to enhance effluent quality by adopting new sewage treatment technology to meet reusable water standards and improve water supply.

17.5.3	Acid and metalliferous drainage

No data regarding Acid and Metalliferous Drainage (AMD).

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17.5.4	Erosion and protection of soils

At the HGM, land degradation stems mainly from tailings facilities spanning 55 hectares. Remediation includes re-mining and re-vegetation, consolidating all dumps into No. 5 slimes dam for rehabilitation. No. 2 Slimes Dam has been re-mined, with ongoing re-vegetation, while plans are in place for No. 3 and No. 4 Slimes Dams. Re-vegetation efforts continue at No. 5 Slimes Dam until mine closure, supported by a tree nursery for indigenous and exotic species. An invasive species eradication program targets environmental degradation prevention, focusing on lantana camara over approximately 13 hectares around the mine.

17.5.5	Noise and vibration

At the HGM, monitoring will use industry-standard seismographs to measure ground vibration and air blast simultaneously. Positioned strategically at sensitive receptors, these instruments will assess impacts. Sensitive receptors within 1,000 m but outside 500 m blast zones will be evacuated during initial blasting. Monitoring will focus on air blasts, noise, and ground vibrations to ensure they stay within acceptable levels. Differences in impacts outdoors and inside buildings will be observed.

17.5.6	Air quality

Air pollution at the metallurgical and assay plants mainly comes from dust during crushing. Mitigation includes dust suppression sprays and scrubber boxes. Emission sources like laboratories, generators, and incinerators are regularly sampled and analysed. Most stacks fall within the blue zone band.

17.5.7	Local climate impacts

The HGM is located in a natural farming area of Zimbabwe with an average annual rainfall of 638 mm. The majority, around 80%, falls between November and January, with the highest around 120 mm. Monthly rainfall rarely exceeds 140mm, typical of conventional rainfall from the southern Frontier of the Inter-tropical Convergence Zone (ITCZ). Winter sees overcast conditions due to cold, moist air from the southeast. The gentle terrain and low rainfall minimize environmental erosion, making it suitable for mining. However, low rainfall can lead to dust propagation, requiring artificial dust suppression techniques at the mine.

17.5.8	Greenhouse gas emissions

The HGM has integrated a Greenhouse Gas Emissions Management Plan into its Environmental Management Plan Review for 2023. This plan includes developing a greenhouse gas emissions inventory to evaluate yearly emissions. Ongoing investigations seek ways to reduce emissions, with initiatives implemented to minimize greenhouse gas release into the atmosphere.

17.5.9	Resources use and non-mineral waste

No resources use and non-mineral waste data or information was provided by BMC Zimbabwe for review.

17.5.10	Regulatory Accreditation

The Environmental Management Agency (EMA) oversees the annual licensing of organizations to ensure compliance with environmental laws and regulations. This process is outlined as follows:

The HGM is required to comply with the Environmental Management Act Chapter 20:27 of 2002 and its regulations, including S.I. 7 of 2007 (Environmental Impact Assessment and Ecosystem Protection) of 2007, S.I. 6 of 2007 (Effluent and Solid Waste Disposal), S.I. 10 of 2007 (Hazardous Waste Management), S.I. 268 of 2018 (Control of Hazardous Substances), S.I. 72 of 2009 (Atmospheric Pollution Control). To comply with these regulations and under EMA guidance, BMC Zimbabwe prepared an EMP (in 2023) [BMC (2023a)], given the mine existed prior to the Environmental Management Act of 2002 which required an Environmental Impact Assessment (EIA). The 2023 EMP (BMC (2023a)) comprises specific management plans such as a Waste Management Plan, Effluent Management Plan, and Resource Utilization Plan.

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On a quarterly basis, reports are submitted to EMA detailing environmental monitoring and progress on the management plans. The EMA also visits the HGM on a quarterly basis to conduct inspections and advise on environmental compliance and best practice. Based on the environmental monitoring results and being guided by the regulations, BMC Zimbabwe applies for annual environmental licenses comprising licenses for effluent disposal, solid waste disposal, emissions, transportation, storage and use of hazardous substances, hazardous waste generation and decommissioned TSF’s. All licenses are in good standing for 2023.

In cases where there are new projects and exploration outside the boundary of ML 28, BMC Zimbabwe conducts an Environmental and Social Impact Assessment (ESIA) as guided by SI 7 of 2007. An ESIA application is submitted to EMA for review and approval whereupon an ESIA license is issued to the HGM. These are also monitored by quarterly EMA inspections, and in cases where the HGM fails to comply with the license conditions, the license can be revoked.

17.6	Property standards

No property standards data or information was provided by BMC Zimbabwe for review.

17.7	Waste and Tailings Disposal Plans

17.7.1	Waste Disposal

How Mine’s underground waste management adheres to government regulations, including the Mining (Management and Safety) Regulations SI 109 of 1990 and Environmental Management Act 20:27 of 2002. The mine prioritizes the ‘4Rs’ principle: Reduce, Reuse, Recycle, and Recover. Waste rock from development is minimized and used for backfilling old stopes, while tailings are treated and stored in designated facilities. Currently no waste rock is derived from underground mining.. Low grade development ore hoisted to surface is stockpiled adjacent the shaft and sent to the process plant on an opportunistic basis. Metal waste is collected, stored, and recycled. Water is efficiently managed through recycling and treatment. Explosive waste is handled and disposed of safely, and general waste is segregated and disposed of in designated landfills. Human waste is collected and treated in on-site sewage treatment plants. This comprehensive approach ensures the sustainable management of underground waste at How Mine.

17.7.2	Tailings Disposal

The active TSF Dam 5 is located approximately 2.5 km southeast of the processing plant, and has a footprint of 39 ha (Figure 17-2). Recent photographs of the TSF Dam 5 location from satellite imagery are provided in Figure 17-3. Approximately 14 Mt of tailings has been disposed into the TSF over a period of 25 years, after dam commissioning in 1998.

Figure 17-2	Site layout for TSF Dam 5 and proposed Dam 6

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TSF Dam 5 was designed, constructed and operated by Fraser Alexander (Pty) Ltd (Fraser Alexander) until 2019, when operation and groundwater monitoring was taken over by HGM. It is constructed as an upstream paddock design (Figure 17-4) using tailings to construct the walls, a technique commonly applied in Africa.

With a footprint of 39 Ha, the dam is designed to carry 8.4 Mm3 of material, translating to 14 Mt at 1.68 t/m3 dry density. Dam 5 deposition as at December 2023 stood at 11.069 Mt. Remaining design capacity is 1.81 Mm3 volumetric capacity or 3 043 Mt. This is sufficient to dispose of 835 kt of remaining Mineral Reserve over a 3 year mine life. TSF Dam 5 is licensed on an annual basis, with monitoring on a quarterly basis.

A potential site, with a footprint of 35.2 Ha, has been identified for a new tailings storage facility, Dam 6, located just northwest of TSF Dam 5. Geotechnical testing is yet to be completed to inform dam designs.

Figure 17-3	TSF Dam 5 location from satellite imagery

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 96

Figure 17-5	Tailings storage facility Dam 5 cross section and plan schematic of construction, December 2023

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17.8	Site Monitoring

BMC Zimbabwe undertakes the following site monitoring:

—	Waste rock disposal.

—	Tailings:

—	Water inflows and outflows including water in tailings, precipitation, return water recycling, evaporation, seepage losses and interstitial water.

—	Dam freeboard monitoring.

—	Phreatic surface level montoring via six piezometers installed on TSF Dam 5.

—	Underdrain flow and seepage monitoring.

—	General waste.

—	Sewerage effluent.

—	Atmospheric pollution and quality monitoring of all air emission points.

—	Water quality monitoring.

—	Blast design, implementation and monitoring for fly rock control (if required).

17.9	Water Management

Refer to Section 9.4 for a description of hydrology and hydrogeology, and Sections 13.2.2 for a description of underground mine water management and dewatering. The 2023 EMP (BMC (2023a)) covers provisions for water management in terms of pit and underground dewatering; pollution prevention; training and awareness; update of the site wide water balance and groundwater model using dewatering and water quality monitoring data; third party compensation for loss of water supply; monitoring of seepage quality by quarterly sampling of tailings, toe drains and return water dams; containment and emergency response procedures.

Water management also forms part of the mine closure planning detailed under Section 17.12. The mine closure plan covers provisions for modification and repair of site drainage and monitoring of surface water, groundwater, underground mine flooding, the site water balance and tailings dam.

17.10	Stakeholder engagement

17.10.1	Stakeholder engagement plan

Stakeholder engagement is conducted by BMC Zimbabwe to understand concerns and values regarding the mine. Key interactions with the environment were identified for consideration during operations and decommissioning. Socio-economic and cultural impacts were assessed through stakeholder consultation using various methods to ensure diverse representation. Anticipated population impacts were evaluated by discussing short and long-term effects with representatives from different stakeholder groups.

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17.10.2	Consultation

Stakeholder consultation at the HGM aims to inform stakeholders about operations, impacts, and environmental plans while collecting their concerns. It assessed direct impacts on communities and sought stakeholders’ perspectives on the mine’s effects. Generally, stakeholders supported the operations, with local leadership mainly concerned about employment opportunities for locals and requested assistance in promoting education for local children.

17.11	Cultural, economic, and social conditions

17.11.1	Cultural heritage

The cultural landscape at the HGM reflects its historical roots, dating back to pre-independence Zimbabwe, with workers migrating from neighbouring countries. This has led to a mix of nationalities, each with distinct cultural practices. To manage diversity and prevent conflicts, the mine has appointed chiefs in its eight villages. These nationalities further divide into tribal and ethnic groups, including Tonga, Kalanga, Ndebele, Nyanja, Chewa, and Zezuru, each with unique beliefs. There is also diversity in Christian denominations and African Independent Apostolic churches, contributing to the HGM’s social and ethical dynamics.

17.11.2	Contributing to the national and local economy

The initiative also aims to increase employment opportunities and process more minerals to benefit the nation. Zimbabwe has outlined a series of short- and medium-term plans aimed at restoring and enhancing capacities for sustainable socio-economic growth. Therefore, the HGM aims to foster economic transformation within the country. It will contribute to socio-economic development at both local and national levels by improving infrastructure.

17.11.3	Establishing a social management framework

BMC Zimbabwe recognises its responsibility to the community and actively engages in Corporate Social Responsibility (CSR) initiatives to address local challenges. Current initiatives include the Manager’s Fund, supporting underprivileged school children with tuition fees; providing primary healthcare services to community members, treating 1,500 to 1,900 patients monthly; offering medical support such as Antiretrovirals (ARV’s) to HIV-positive employees and their families; and facilitating transport for children from nearby communities to the HGM Primary and Secondary Schools, easing their daily commute of up to 15 km each way.

17.11.4	Stakeholder engagement

BMC aims to maintain and update the stakeholder register, including stakeholders’ needs and expectations, and to ensure that all relevant stakeholder groups are consulted.

The mine’s Management of Interested Parties procedure (BEMS-SP-02) ensures the identification, understanding, and fulfilment of stakeholder requirements. Regular engagement with stakeholders, through various channels including physical meetings and virtual communication, enables the mine to establish plans, negotiate agreements, and address concerns to the satisfaction of all parties involved. This proactive approach strengthens relationships with local communities, regulatory bodies, and other interested parties, fostering a positive and collaborative environment.

17.11.5	Impacts on land use and access

The Property area is characterised by veldt natural vegetation covering gently undulating hills and slopes, with various mixed woodland species present. Despite historical mining and forestry activities dating back to the 1940s, the natural vegetation remains largely undisturbed. However, there are invader plants like Eucalyptus alongside indigenous species in the area.

17.11.6	Protecting community health and safety

The Public Health Act regulates activities affecting public health, granting powers to health officials and local authorities. Section 82 prohibits activities causing nuisances or health risks, with local authorities responsible for cleanliness and nuisance prevention. Notices are issued to remedy identified nuisances, with fines imposed for non-compliance per Section 87(3). To maintain standards and enhance waste management in workers’ houses, measures should be taken to reduce disease transmission.

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17.11.7	Protecting the workforce

HGM will comply with the relevant Zimbabwean legislation as a minimum.

17.11.8	Commitment to local procurement and hiring

17.11.8.1	Procurement

BMC policy is that the procurement of all products and services shall be based on competitive bidding. The competitive procurement process is designed to foster an impartial and comprehensive evaluation of multiple quotes, bids or proposals, leading to the selection of the most responsible supplier who can provide the best value to the business. This procurement method also eliminates corrupt and unethical practices, or the appearance of such, in our procurement and contracting processes.

Furthermore, it is BMC’s policy to use, whenever possible and practical, local suppliers or contractors that are able to provide products and services of required quality on a timely basis at competitive prices. The benefits of sourcing locally include:

—	Promoting the use of local suppliers demonstrates BMC’s investment in the local community

—	Close proximity makes it far easier to travel to our suppliers for supplier development and contract management purposes, as well as for site inspections

—	The local knowledge of local suppliers means that they are well-placed to appreciate and satisfy local preferences - this is particularly relevant where specialized products and services are concerned

—	Supply chains are generally shorter, leading to greater certainty and predictability of delivery times. An associated benefit is that logistics costs (e.g. freight, insurance, duty, etc.) are reduced.

BMC take pride in local suppliers and reserved certain products to local suppliers, including chemicals, explosives, bolts and nuts, timber products, steel balls, fuel, protective equipment (clothing), security services, contract drilling services, power installations, and fencing services.

Future plans in support of local procurement include:

—	Identifying local suppliers from less privileged communities, understanding their challenges and providing support such as machinery to facilitate production

—	Preference locally produced products and assist with quality production through technology

—	Introducing a quarter system in the budget whereby a certain proportion of procurement expenditure is allocated to the local supplier.

17.11.8.2	Hiring

The Zimbabwean Labour Relations Act (Chapter 28:01) Revised Edition 1996 Act is set to, among other things, declare and define the fundamental rights of employees; to define unfair labour practices; to regulate conditions of employment and other related matters; to provide for the control of wages and salaries; to provide for the appointment and functions of workers committees; to regulate the negotiation, scope and enforcement of collective bargaining agreements. It also provides for protection of both the employees and employers. The act provides for recruitment to be conducted without discrimination on grounds of race, tribe, and place of origin, political opinion, colour, creed, gender, pregnancy, HIV/AIDS status or any disability. The mine has an operational works council that negotiates wages on behalf of all stakeholders. The HGM has also managed to mainstream HIV and AIDS in the workplace.

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HGM aims to give employment opportunities to local people where appropriate. This covers the following commitments:

—	Contractors will be required to provide skills training and development of the contractor workforce. Contractors will be required to employ local people where appropriate make use of local goods and services where possible and appropriate.

—	Conduct a skills assessment in local communities and receive curricula vitae from local communities on a regular basis using an external employment agent.

—	Implement formal training policy and programs that aim to improve skills. Programs should be available for all directly and indirectly employed personnel.

—	Conduct a skills assessment of all unskilled and semi-skilled employees and design a portable skills training program for the mine’s employees. Portable skills refer to useful economic skills that an employee could use to augment their livelihoods. Typical training courses are basic fitting and turning, vehicle mechanical work, electricity, plumbing, and many other appropriate income-generating skills.

BMC’s ‘BEMS H-R-P-04 Recruitment and Selection Policy and Procedure’ outlines how BMC will strive to resource the mines with the best talent available on the market. This is done in a manner that also recognises and prioritises locals already living within and around the mining operations.

Recruitment and Selection of members of local community is based on the need to ensure this category of individuals is fairly represented and not excluded from operations of the company. This also ensures that the company directly participates in community development by availing career opportunities to members of local communities and at the same time indirectly addressing other community development issues by helping dealing with poverty.

Our local recruitment is driven by a recognition of the need and commitment to utilise local resources and talents already at our disposal, thus benefiting the local communities which are most impacted by our activities.

17.12	Mine closure

Zimbabwe’s mining sector is governed by key legislation, including the Mines and Minerals Act, the Minerals Corporation of Zimbabwe Act [Chapter 21:04], and the Environmental Management Act. These laws require mining operations to prioritize rehabilitation and restoration of mined land to its pre-mining state.

To ensure responsible mine closure and minimize community impacts, BMC has developed a comprehensive Mine Closure Plan for the How Mine. This plan outlines BMC’s strategies for:

1	Decommissioning operational infrastructure

2	Rehabilitating the environment

3	Releasing the area for future use

In compliance with regulatory requirements, the Mine Closure Plan is reviewed and updated every decade. The latest plan was developed in 2024, demonstrating BMC’s commitment to sustainable mining practices and community well-being.

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The mine closure plan, including remediation and reclamation plans, have recently been updated by Enmin in June 2024, including a detailed outline of closure requirements and costs.

The plan envisages that at the conclusion of mining and processing, the land will be rehabilitated. A mine closure plan has been developed that contemplates site closure that will restore the land to its best future use. Closure planning is an iterative process, and ongoing technical studies as well as consultation with local stakeholders will feed into future refinements of the current closure concepts, prepared on a regular basis by BMC Zimbabwe’s selected external consultant. The implementation and success of the plan will be monitored until the site achieves an environmentally and socially acceptable and sustainable state.

The conceptual mine closure plan indicates that closure will be required after approximately 3 years of mining the remaining Mineral Reserve, although this may extend if additional Mineral Resources are converted to Mineral Reserves as part of an annual update. Studies are ongoing to determine the potential for further extraction. On exhaustion of Mineral Reserves, the underground mine will be closed and the ore handling and processing facilities will be decommissioned. This will entail dismantling, demolition and removal of equipment and buildings, reshaping and re contouring of land surfaces and rehabilitation of occupied areas. Dewatering of the underground mine will cease upon completion of mining and allowed to fill with water. As far as practicable, the land occupied by the mine and its infrastructure will be returned to its former land use. The mine, plant area and waste emplacements and other works will be made safe for the community including the placement of barriers to discourage people from entering the mined-out workings. A public education program on safety issues associated with the mine and any excavated areas will be conducted. A passive water management system will be implemented so that adequate protection for surrounding water resources can be provided without ongoing active management by BMC Zimbabwe.

The closure phase will also require the management of social issues including retrenchment of the workforce and managing the implications of loss of local employment and business. To mitigate the social impacts commonly associated with mine closure, the Mine Closure Plan includes components related to social and community impacts. The plan will be developed in consultation with relevant authorities, the workforce and local communities.

17.13	Translating the ESIA into environmental and social management

No information was provided by BMC Zimbabwe for review.

17.14	QP’s opinion

17.14.1	Legal

BMC Zimbabwe has advised that it does not have any outstanding legal issues that would affect the capacity to estimate a Mineral Reserve.

17.14.2	Social and environment

BMC Zimbabwe has advised that there are no social or environmental issues that pose a risk to the operation and that all necessary permits are in place. However, WSP recommends a more detailed audit of TSF capacity over the LOM, compliance monitoring, community and environmental management plans, costs, and liabilities on an ongoing basis. Community and environment issues often require sustained management focus in these jurisdictions.

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18	Capital and operating costs

Capital and operating cost estimates have been prepared by HGM to generate a 3 year Mineral Reserves only plan, plus 1 year for mine closure. WSP has analysed historical physical quantities, operating and capital costs of operation over the past 3 years 2021 – Q1 2024, and estimated an additional 5% contingency which has been applied to all operating and capital costs. Mine closure includes a contingency of 12.6%. The Mineral Reserve accounts for 17% by tonnage of the Measured, Indicated and Inferred inventory (inclusive of dilution, ore loss and low grade blocks) that HGM adopts for a 10 year strategic LOM plan.

Capital costs total US$22.3 M comprising sustaining capital of US$11.0 M, growth capital of US$3.7 M (only in 2024 for underground and process plant production upgrades) and mine closure of US$7.6 M (assuming a planned closure scenario). These costs have been proportioned by tonnage (17%) from the overall MII strategic LOM inventory to reflect a Mineral Reserves only assessment. Growth capital of US$3.7 M is incurred only in 2024 for underground Mineral Reserve block access and process plant production upgrades. A mine closure cost estimate of $7.6 M has been updated June 2024 in a review undertaken by Enmin Consulting (Private) Limited (Enmin).

Operating costs total US$74.4 M (US$89.08/t processed) comprising direct operating C1 costs of US$63.3 M (US$75.75/t processed) and fixed overheads US$11.1 M (US$13.32/t processed).

Costs are prepared by HGM as ‘zero based’ estimates based on a track record of mine historical performance, current pricing and forecasts for key inputs (labour, consumables, power, fuel). There is potential for business improvement initiatives (power and water supply) to reduce unit operating C1 costs from $72/t to $68/t, and as a function of scale as production is increased from 40 ktpm to 47 ktpm in 2025. This in line with a capital upgrade program for the process plant and underground currently underway and due for completion in 2024, however, a conservative position has been adopted for cashflow modelling whereby a direct unit operating cost of US$72.15/t has been adopted, in line with 2021-23 average estimates, and 11% higher than forecast.

Given the historical track record of operation of the HGM, and a 5% contingency allowance for both operating and capital costs, WSP views the cost estimates comply with the level of accuracy required by § 229.1302 (Item 1302 of Regulation S–K). The capital and operating cost estimate accuracy is assessed at +15% while a 5% contingency allowance on all costs is consistent with recent historical variability as a provision for any additional, unforeseen costs associated with unanticipated geologic circumstances, engineering conditions and unanticipated geopolitical conditions.

18.1	Capital costs

Capital costs for growth, sustaining and mine closure are detailed under this Section. Capital costs prepared for the Mineral Reserves LOM plan are provided in Table 18-1. The sustaining and growth capital costs have been adjusted to reflect the tonnage proportion of Mineral Reserves by year in the HGM strategic LOM plan, which includes MII resource inventory material. Total sustaining and growth capital components comprise 27% of the original HGM MII capital budget due to the timing of capital expenditures. Mine closure costs have not been adjusted for the proportion of Mineral Reserves tonnage but have been assumed as estimated by Enmin, an external consultant specialising in this area.

A contingency allowance of +5% has been applied for growth and sustaining capital while a contingency of 12.6% has been applied for mine closure capital costs.

18.1.1	Growth and sustaining capital

Growth and sustaining capital costs for the project over the estimated 3 year LOM are provided in Table 18-1. Capital upgrades mainly relate to projects associated with increasing mine production and plant throughput by18% from 40 ktpm to 47 ktpm:

—	10–20 MVA transformer upgrade.

—	Underground 33 Level loading station and conveyor.

—	CIP tank refurbishment.

—	Crushing plant upgrades.

—	North shaft conveyor from shaft to ROM feed.

—	North shaft winder upgrades.

The scheduled plant and underground upgrades to deliver an increase in throughput from 40 ktpm to 47 ktpm are due to be completed by end 2024.

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Table 18-1	Mineral Reserves summary capital expenditure for FY 2024-2027

LOM Capital Costs US$k
CATEGORY	2024	2025	2026	2027	TOTAL
Underground Development	16	39	7		62
Underground Plant & Equipment	583	510	103		1,195
Surface Plant & Equipment	416	131	273		819
Other Surface Costs	64	228	4		296
Housing & Amenities	378	0	0		378
Furniture & Fittings	179	66	5		250
Insurance Spares	900	112	0		1,013
Vehicles	89	0	0		89
Exploration	1,979	1,488	578		4,045
Projects	687	877	467		2,031
Other Sustenance	0	0	287		287
Subtotal Sustaining Capex	5,290	3,450	1,724	0	10,465
Subtotal Growth Capex	3,555				3,555
Contingency +5%	442	173	86	0	701
Mine Closure +12.63% contingency				7,551	7,551
GRAND TOTAL	9,288	3,623	1,810	7,551	22,272

Source: Proportioned by tonnage by year from CAPEX Budget Year 2023–2032 & FY2024 CAPEX BUDGET FINAL.xlsx.

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18.1.2	Mine closure costs

Mine and social closure costs have recently been updated in June 2024 by Enmin. These costs comprise allowances for environmental rehabilitation, social closure ,and equipment salvage. The total cost is estimated at US$7.6 M assuming a Planned Closure scenario in accordance with the LOM plan, inclusive of a 12.6% contingency (Table 18-2), while this increases to US$16.0 M assuming an Unplanned closure scenario. Equipment Salvage cost will only be considered in Unplanned Closure as this cost forms a part of BMC’s operational cost. Social closures costs will only be borne during unplanned closure of the mine. For planned closure, the HGM will have the opportunity to give sufficient notice to its employees on the closure of the HGM, thus avoiding this additional cost. The Planned Closure cost estimate is adopted for cashflow model evaluation.

Table 18-2	HGM present closure obligation (Enmin 2024)

Item No.	Activity	Cost (US$)
		Planned Closure	Unplanned Closure
1	Environmental Liability	6,324,738	6,324,738
2	Social Liability		6,779,300
3	Equipment Salvage		272,759
Sub-total		6,324,738	13,376,797
Administrative and Supervision costs @6%		379,484	802,608
Contingency 12.63%		847,063	1,791,535
Total Mine Closure Costs		7,551,285	15,970,940

18.2	Operating costs

Inspection of the breakdown of annual production and cost performance over the past three years (2021-23), indicates that operating unit costs have averaged US$72.15/t. BMC Zimbabwe forecast to achieve a reduction in operating costs by 6% to US$68/t as a function of the capital upgrade program to increase throughput by 18% from 40 ktpm to 47 ktpm, plus additional business improvement initiatives relating to power and water supply. This is judged as achievable, with Q1 2024 costs averaging $68/t and a 60%/40% fixed/variable cost analysis confirming the potential cost reduction to these levels, however, a conservative position has been adopted by the QP to test the economic viability of the Mineral Reserve by assuming direct unit operating costs of US$72.15/t in line with the 3 year historical average 2021-3.

Operating costs have been prepared based on a 3 year Mineral Reserves only schedule assuming unit operating costs that compare well with actual costs from 2021–2023. An average direct unit operating cost of US$75.75/t has been applied for 2024 to 2026, inclusive of a 5% contingency. Indirect fixed overhead costs have been included at US$3.709 M per annum or US$13.32/t based on 2023 estimates that include an allowance for corporate costs and a 5% contingency.

Direct operating costs cover mining and processing functions. Fixed overheads cover the cost of rehabilitation, non-production power, environment, administration costs (Zimbabwe and UK), employee welfare, sale of scrap, exchange gains/losses, and intercompany balances written off. Exploration costs are generally covered under capital, but excluded here for assessment of a Mineral Reserves only LOM plan.

A conservative 5% contingency on operating costs has been applied based on an evaluation of operating cost performance over the past three years 2021 – Q1 2024 and given a successful track record of operation.

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Table 18-3	HGM Mineral Reserves only key operating physicals and costs

HGM Forecast
Year	Unit	Total	2024	2025	2026
Ore Mined	kt	835	399	314	122
Mined Grade	g/t	2.39	2.37	2.40	2.43
Ore Milled	kt	835	399	314	122
Head Grade	g/t	2.39	2.37	2.40	2.43
Recovery%		89%	89%	89%	89%
Au Production	koz	57	27	22	9
KPIs
Operating Costs	US$/tonne
(C1)	US$/oz	82.16	82.10	82.20	82.26
AISC	US$/t	1,195	1,205	1,188	1,177
	US$/oz	113.11	114.70	105.52	127.47

Source: BMC Financial Model LOM Feb 2024 241025.

Notes: Operating C1 costs are inclusive of operating costs, royalties, and realisation costs. Fixed overheads of US$3.709M per annum or US$13.32/t are excluded. All-In-Sustaining-Costs (AISC) are C1 Costs plus fixed overheads and sustaining capital.

18.3	Contingency

A 5% contingency allowance for both capital and operating costs has been assessed considering the mine is a well-established operation and based on a review of costs over the past 3 years through to Q1 2024, as illustrated in Figure 18-1 for capital costs and Figure 18-2 for operating costs.

Capital spend has been below budget over the past 3 years, being an average -3% down for sustaining capital, the largest proportion of capital spend, and -22% down for growth capital due to rescheduling of capital upgrade programs. In these circumstances a +5% contingency for capital costs is considered conservative and appropriate.

Direct operating cost comprising 95% of total operating expenditure (opex) has been close to budget, down -1%, while indirect operating costs (fixed overheads) have been well above budget due to unbudgeted exceptional items related to corporate expenses ($2.7 M per annum) which are now included in the 2024 budget going forward. Accordingly, the assumption of a +5% contingency for operating costs is considered conservative and appropriate.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 106

Figure 18-1	Capital cost review and contingency 2021–Q1 2024

Figure 18-2	Operating cost review and contingency 2021–Q1 2024

Notes: Large variance in indirect costs due to unbudgeted exceptional items (corporate UK expense), now included in budget.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 107

19	Economic analysis

19.1	Summary

WSP has adopted a conservative approach considering a cashflow model based on a Mineral Reserves only inventory, 835 kt at 2.39 g/t Au for 57 koz gold production, scheduled for mining and processing over 3 years at a metallurgical recovery rate of 89.5% in line with the 3 year trailing average. Sustaining and growth capital costs have been proportioned by tonnage and year. Direct unit operating costs for underground mining, processing and administration have been assumed at US$75.75/t and fixed overheads at US$13.32/t inclusive of a 5% contingency. Mine closure costs have been assumed at US$7.6M in Year 4.

A further 820 kt at 0.88 g/t Au of Probable Reserve in a surface sands (tailings) stockpile has not been incorporated to the cashflow model as it would displace higher grade underground ore. This remains as upside if processed at the conclusion of underground mining. The economic viability of the sands mining has been separately tested by cut-off grade and pay limit calculation that adopts a mining and processing cost of US$20.54/t, a gold price of US$1800/oz and process recovery of 50% (a 0.4g/t fixed tail). Under these circumstances, a cut-off grade/pay limit has been estimated at 0.75 g/t, below the average Sands Mineral Reserve grade of 0.88 g/t.

19.2	Methodology

19.2.1	Modelling approach

HGM uses statistical analysis and economic modelling for the assumptions adopted by the QP in the Mineral Reserves LOM Forecast.

An after tax cash flow modelling approach has been adopted that considers direct operating (mining, processing, administration, corporate administration, royalty, refining), capital (sustaining, growth, mine closure), net revenue (inclusive of 5% royalties and realisation costs), depreciation, finance (loan, working capital), investing, dividend and tax costs. Exploration costs are excluded as these activities are not required for the defined Mineral Reserve base.

Loan and financing costs are excluded, given strong positive cashflows. An annual dividend allowance has been excluded as this will be allocated out of positive discounted cashflow.

Zimbabwean corporate tax is applied at the rate of 25.75% with allowance for capital depreciation over the 3 year active mine life.

A gold price of US$1,850/oz is applied based upon a trailing 3-year average gold price to end December 2023 of US$1,848/oz. Royalties are levied at the rate of 5% of recovered gold value. Realisation costs to cover dore transport and refining is included at the rate of US$0.65/oz. Sale of gold to the Fidelity refiner is mandated by government and revenue received is based on spot pricing, with 75% paid in local currency and 25% paid in ZiG local currency (introduced 5 April 2024) at an exchange rate estimated at 13.30 ZiG as at 30 May 2024. No discount to account for local currency risks has been applied as these risks are judged to be mitigated for the following reasons:

—	The new ZiG currency is gold-backed and guaranteed by the government.

—	Company tax must be paid in ZiG currency.

—	The assumed US$1,850/oz gold price is a significant discount of 20% to the spot pricing levels US$2,325/oz (end May 2024).

—	Forecast gold prices are expected to improve (Trading Economics, AXI).

—	A review of historical net realised gold pricing over the past 3 years indicated:

—	Achieved gold price outperformance by 11% compared to budget.

—	Gold output averages 3% higher than budget largely due to higher grades (+8%) but lower tonnage processed (-5%) compared to budget.

—	Net revenue averages 13% higher than budget.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 108

19.2.2	Sources of assumptions

Cashflow model assumptions are detailed in Table 19-1 and drawn from BMC and industry sources, checked and confirmed by WSP.

Table 19-1	HGM cashflow modelling assumptions

Parameter	Unit	Total	Source
Gold conversion factor	gm to oz	31.10348	Standard
Metallurgical gold recovery	%	89.5%	3 year trailing average
USD denominated sales	%	75%	Zimbabwean Government
Royalties	%	5%	Zimbabwean Government
Realisation (FP&R)	US$ per oz	0.65	HGM per Fidelity
Cost/t – ROM	US$ per tonne	72.15	Based on a 3 year trailing average 2021-3. Note: More conservative than the HGM estimate and Q1 2024 actual of $68/t confirmed by WSP for a 60% / 40% fixed / variable assessment.
Average Overhead cost/annum	US$000	3,532	WSP from 2023 HGM actuals
Corporate income tax	%	25.75	HGM
Fixed asset depreciation	LOM yrs	3	HGM
Cost of capital (Discount Rate)%		15	HGM
Loan compound interest rate	%	9	HGM
Loan amount	US$’000	2 000	HGM
Loan tenure	Yrs	3	HGM
Gold price	US$ / oz	1,850	Based on a 3-year trailing average US$1,848/oz as at end December 2023

Source: BMC Financial Model LOM 241111.

19.2.3	Financial

Financial details for HGM are presented in Table 19-1. No loan is required as capital can be funded out of positive cashflows.

19.2.4	Pricing and revenue

Pricing and Revenue used for any computation regarding the project has been addressed in Table 19-1 and detailed in Section 18.

Metal prices adopted for the LOM have been reviewed and aligned to a 3-year trailing average price for gold and silver as at end December 2023, the reporting date for the Mineral Reserve. A gold price of US$1850/oz is assumed for the LOM. The net price received has been adjusted in line with the current (RTGS) split of 75/25%. Gold proceeds are paid 75% in USD and 25% in local currency with effect from February 2023 (previously 60% USD and 40% in local currency). Sale of gold under these terms has been mandated by the Zimbabwean Government since the start of 2020.

19.2.5	Taxes and royalties

Government royalties are paid at the rate of 5% of gross revenue.

Realisation costs in terms of refining by Fidelity are paid at the rate of US$0.65/oz. Transport costs are covered separately under Fixed Overhead Indirect costs.

Zimbabwean corporate tax is levied at the rate of 25.75% with allowance for depreciation over the LOM.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 109

19.3	Capital costs

Capital costs prepared by HGM are detailed in Section 18.1 of this report. An additional 5% contingency has been applied to all capital costs including sustaining and growth capital. A 12.63% contingency has been separately applied for mine closure costs. Growth and sustaining capital cost allocations have been proportioned by Mineral Reserve tonnage on an annual basis compared to the HGM MII inventory. Mine closure capital costs have been assumed at $7.6M spent in year 2027 based on an external expert consultant, Enmin (June 2024).

19.4	Operating costs

Operating costs prepared by HGM are detailed in Section 18.2 of this report. A 5% contingency has been applied since these costs are judged to align with benchmark historical pricing variability (Section 18.3).

19.5	Cash flow

WSP has prepared a cashflow evaluation to test the economic viability of mining and processing only the Proved and Probable Mineral Reserves as presented in Table 19-2 and the sensitivity spider graph in Figure 19-1. This scenario assumes:

—	A discount rate of 15%.

—	Mining and processing of 835 kt at 2.39 g/t gold, representing the scheduled, extractable reserve base.

—	Three year LOM. plus 1 year for mine closure

—	Capital expense allocation as a proportion of Reserve inventory to total MII inventory (17%), implemented by year.

—	Updated mine closure cost estimate of US$7.6 M based on a planned closure scenario and scheduled in the year following completion of processing. These costs have not been discounted for inventory scale.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 110

Figure 19-1 Mineral Reserves only project NPV and sensitivity analysis

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 111

Table 19-2    HGM cashflow analysis prior to depreciation, financing and tax – Mineral Reserves (Proved and Probable only)

HGM Forecast – Mineral Reserves Proved and Probable Only
Year	Unit	Total	2024	2025	2026	2027
Income statement
Revenue USD	[US$ ’000]	79,679	37,670	30,167	11,842	0
Revenue RTGS	[US$ ’000]	26,560	12,557	10,056	3,947	0
Gross revenue	[US$ ’000]	106,239	50,227	40,222	15,790	0
Royalties	[US$ ’000]	-5,312	-2,511	-2,011	-789	0
Realisation	[US$ ’000]	-37	-18	-14	-6	0
Net revenue	[US$ ’000]	100,890	47,698	38,197	14,995	0
C1 costs	[US$ ’000]	-63,257	-30,197	-23,811	-9,248	0
Overheads	[US$ ’000]	-11,126	-3,709	-3,709	-3,709	0
EBITDA	[US$ ’000]	26,507	13,792	10,677	2,038	0
Depreciation	[US$ ’000]	-48,299	-14,288	-16,100	-17,910	0
EBIT	[US$ ’000]	-21,792	-496	-5,423	-15,873	0
Finance costs	[US$ ’000]	0	0	0	0	0
PBT	[US$ ’000]	-21,792	-496	-5,423	-15,873	0
Corporate income tax	[US$ ’000]	-3,035	-1,160	-1,816	-59	0
Net income	[US$ ’000]	-24,827	-1,656	-7,239	-15,931	0
Cash flow statement
EBITDA	[US$ ’000]	26,507	13,792	10,677	2,038	0
Corporate income tax	[US$ ’000]	-3,035	-1,160	-1,816	-59	0
Working capital	[US$ ’000]	1,218	10,728	-3,796	-559	-5,155

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 112

Operating cash flow	[US$ ’000]	24,690	23,360	5,065	1,420	-5,155
Sustaining capex	[US$ ’000]	-10,988	-5,555	-3,623	-1,810	0
Growth capex	[US$ ’000]	-3,733	-3,733	0	0	0
Mine Closure	[US$ ’000]	-7,551	0	0	0	-7,551
Investing cash flow	[US$ ’000]	-22,272	-9,287	-3,623	-1,810	-7,551
Loan drawdown	[US$ ’000]	0	0	0	0	0
Finance costs	[US$ ’000]	0	0	0	0	0
Loan repay	[US$ ’000]	0	0	0	0	0
Dividends paid	[US$ ’000]	0	0	0	0	0
Financing cash flow	[US$ ’000]	0	0	0	0	0
Opening cash	[US$ ’000]		506	14,578	16,020	15,630
Free cash flow	[US$ ’000]	2,418	14,073	1,442	-390	-12,707
Closing cash	[US$ ’000]		14,578	16,020	15,630	2,923
DCF valuation
Undiscounted cash flow	[US$ ’000]	1,200	3,345	5,238	169	-7,551
Period	[-]	0	0	1	2	3
Discount factor	[-]	0	1	1	1	2
Discounted cash flow	[US$ ’000]	3,062	3,345	4,555	128	-4,965
UDCF (active)		1,200	3,345	5,238	169	-7,551
KPIs
Operating costs (C1)	[US$ / tonne]	82	82	82	82	0
	[US$ / oz]	1,195	1,205	1,188	1,177	0
AISC	[US$ / tonne]	109	105	106	127	0
	[US$ / oz]	1,580	1,547	1,526	1,823	0

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 113

19.6	Economic evaluation and sensitivity analysis

Key outcomes of the cashflow evaluation and sensitivity analysis on an after-tax basis, considering Mineral Reserves only are:

—	A positive project NPV of US$3.1 M when Mineral Reserves only (PP) are considered over a 3-year LOM.

—	The project value is most sensitive to operating costs then gold price, but relatively less sensitive to capital cost.

—	The project value is relatively less sensitive to discount rate over a 11% – 20% range and gold price range from -25% (US$1,388/oz) and +25% (US$2,313/oz).

—	Project breakeven for the Mineral Reserve only inventory is a 4% fall in gold price (US$1,795/oz) or a 3% increase in total cost.

The evaluation concludes that on a Mineral Reserves only basis, the project is economically viable with an NPV of $3.1 M at a discount rate of 15%, confirming the economic viability of the reserve base. The economic viability is most sensitive to operating costs and gold price, which is mitigated under the modelling by the assumption of:

—	Unit costs of US75.75/t that are 11.4% higher than Q1 2024 average unit cost of US$68/t.

—	Gold price of US1 850/oz which is 20% lower than Q1 2024 average spot price of $2,300/oz.

On this basis, the economics are judged sufficiently robust to provide breakeven economics within a +10% level of accuracy and <15% contingency.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 114

20	Adjacent properties

There are no other significant mining operations in the immediate vicinity of the HGM, though several small, narrow reef historical mine workings do exist within the HGM ML area.

All of these historical workings are currently inactive but are considered targets for exploration (BMC 2023b).

No data or other information from these historical adjacent properties were used in the preparation of this TRS.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 115

21	Other relevant data and information

WSP is not aware of any other relevant data or information other than that disclosed in this TRS, that materially affects the information included in this TRS and that all material assumptions and parameters underpinning Mineral Resources and Mineral Reserve estimates continue to apply and have not materially changed since the 2023 MRMR.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 116

22	Interpretation and conclusions

22.1	Mineral Resources interpretations and conclusions

Based on the information presented in this TRS, the QP’s key conclusions are as follows:

—	The levels of understanding of the regional geology, local geology, and the nature and controls on mineralisation are high, and provide a solid foundation for geological modelling, Mineral Resource estimation, and mining and exploration geology.

—	The drilling, sampling, assay and QAQC techniques used for both exploration, and resource definition are consistent with standard industry practice, and are considered appropriate for the purposes of geological modelling and Mineral Resource estimation.

—	The on-site assay laboratory is well-equipped and maintained and is considered suitable for the work it is being utilised for.

—	Grade estimates were not constrained to orebody wireframes during grade estimation but were constrained to orebody wireframes during Mineral Resource estimate reporting.

—	Estimates utilised all available samples i.e., channel, sludge, diamond drill core etc.

—	Dry BD of 2.8 tonnes per cubic metre (t/m3) assigned for all mineralised domains.

—	Statistical validation of the Mineral Resource estimates has not been reported. Standard industry practice is to conduct both visual, and statistical validation of estimates and present the findings of this work in the Mineral Resource report to provide the reader an appreciation of the robustness of the estimates.

—	Grade estimation within modelled mineralisation domains (constrained estimate) would likely result in an increase in contained metal.

—	Mining, processing, and market modifying factors, study assumptions and parameters are used to establish RPEE for the reporting of Mineral Resources. No significant risks exist that could impact the reliability and/or confidence of Mineral Resources estimates.

—	The MRMR technical report developed by BMC Zimbabwe covers a number of areas in sufficient detail; however, some areas require more detail to give the reader a more thorough understanding of the work that has been conducted, the results of the work and any inherent risks to the Mineral Resource estimate.

22.2	Mineral Reserves interpretations and conclusions

The QP is satisfied with the basis for estimation and update of the 2023 Mineral Reserves. The outlook for the Mineral Reserve and LOM has improved on a number of fronts being:

—	Capital upgrades to increase underground production and process throughput to 47 ktpm due to be completed by end 2024.

—	Completion of the shaft deepening to the shaft sump below the 33 Level during 2023 to allow access to target mining blocks and installation of a loading pocket. Further shaft deepening to the 36 is planned.

—	Process plant capital upgrades and improvements that are ongoing to provide improved plant reliability and performance.

—	Work currently in progress to rationalise and streamline the process for Mineral Resource and Mineral Reserve estimation. This will include consolidation of individual resource models into a single resource model.

—	Recent increase in gold price to average above US2,300/oz spot pricing approximately 25% above the US$1,850/oz assumed for cashflow evaluation and US$1,800/oz assumed for cut-off grade (pay limit) determination.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 117

Based on the information presented in this TRS, the QP’s key conclusions are as follows:

—	The mining methods are appropriate to the style and type of mineralisation and are based on a history of successful implementation. As mining extends at depth and ground stress fields increases, HGM has taken steps to measure the stress field and provide inhouse and external technical support to the mining method.

—	The Mineral Resource and Mineral Reserve report (BMC 2023b) is incomplete in terms of presenting detailed underground designs, provision of a Table 1, adequately accounting for block recovery and maintaining an accurate record of underground and surface broken ore stocks.

—	The Mineral Reserve estimate (BMC 2023b) prepared by HGM appropriately accounts for a mine call factor based on historical gold metal production assessed as a 3-year trailing average excluding +10% outliers, however:

—	While 4 of 36 monthly estimates are excluded from calculation of the BF, 20 of 36 monthly estimates are excluded from estimation of the APF, indicating a higher level of uncertainty in these estimates since the outliers represent a high proportion of the data.

—	The mine call factor based on gold metal reconciliation is only applied to grade.

—	No recovery factor is applied to tonnage reported as Mineral Reserves by HGM, however, an extractable reserve is implemented on transfer to the LOM schedule estimated at 92%.

—	The estimate does not appropriately account for significant contribution from the Mineral Resource, including Inferred material on an annual basis for reconciliation purposes.

—	The level of overall plan dilution appears low but the manner in which the MCF, dilution, and extraction are applied appears to account for both excess dilution and ore loss in the stopes. There is no separate account for unplanned or operational ore loss. The Assay Plan Factor (APF) and Block Factor (BF) estimated from gold content are applied as Mine Call Factors (MCF) only on the grade. In effect, the adoption of APF and BF factoring of grades accounts for historical production performance as call factors that take account of both dilution and ore loss; however, the relatively high level of contribution from Inferred resource category (20-50% historically) may be masking the overall reconciliation.

—	Diluted tonnage and grade estimates in the block listings are hard coded and not readily auditable. The QP understands that some estimates above the 20L are based on manual methods but most estimates are derived from reporting from block models using design wireframes. WSP check reporting has found inconsistencies related to grade and classification; however, the QP is of the view that adjustments implemented by WSP appropriately account for the stated Mineral Reserve.

—	The pay limit for ROM is at 1.5 g/t estimated based on US$1,800/oz Gold, process recovery based on a fixed tail residual grade of 0.24 g/t (84% recovery at 1.5 g/t), and representative operating and sustaining capital cost estimates (US$72/t). Pricing represents a discount on the 3-year trailing average (US$1,848/oz) and spot price (US$2,329/oz as at 31/05/2024). The pay limit for Tailings Dump (Sands) is estimated at 0.8 g/t based on a higher fixed tail residual grade of 0.40 g/t (50% recovery at 0.8 g/t) and lower cost structure (US$20/t). These estimates were reviewed in detail by the QP and judged appropriate.

—	Three marginal blocks were included in the reserve base (15L10_300N, 17L10_300N, 17L10_300FW) for 70 kt at 1.41 g/t. These blocks were included by the QP on the basis of a reduction in the pay limit to 1.39 g/t once where the 3-year trailing average price of US$1,850/t is assumed and 1.17 g/t where the spot price of US$2,300/oz (May 2024) is assumed.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 118

—	How Mine adopts a complex spreadsheet system for preparation of the LOM plan that utilises extractable Mineral Reserve and Mineral Resource block tonnages in combination with the original Mineral Resource grade. While adoption of extractable tonnage estimates is appropriate and should also be included in the Mineral Reserve estimate, the use of undiluted resource grades for mine scheduling is not acceptable practice. Furthermore, the approach adopted for mine scheduling requires improved QAQC since inconsistencies were noted and corrected for start and end year stocks for scheduling.

—	Underground and surface broken ore stocks are not reconciled. Starting stocks for the LOM plan end December 2023 assume nil stocks.

—	The surface Dam Sands #3 and #4 reserve estimate is appropriately based on a survey solid wireframe, resource model and pay limit estimate (0.8 g/t Au). The Dam Sands reserve is not currently included in the LOM plan since it would displace higher grade underground resource but remains as potential project upside at the conclusion of underground mining and processing.

—	Capital and operating costs for the operation are considered appropriate and compare well with historical benchmarks, contracts and quotations. No contingency allowance is included in HGM estimates but subsequently added at the rate of 5% by WSP.

—	Completion of the plant upgrade from 40 ktpa to 47 ktpa in 2025 should also facilitate improved plant availability and utilisation and allow increased focus on reducing residue.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 119

23	Recommendations

Based on the results presented in this TRS, and consistent with BMC Limited’s long standing operating practices, ongoing technical work will be performed on the Property as part of studies to improve confidence, decrease risk, and enable the conversion of Mineral Resources to Mineral Reserves.

The following items are recommended to sustain Mineral Resources and Mineral Reserves:

23.1	Mineral Resources recommendations

—	Data and database management is an area that requires further work. The HGM would benefit from the introduction of a corporate database, with inbuilt validation routines and reporting functionality, to assist with what is a large quantity of geological information.

—	The estimated cost of this recommendation is US$1,000,000 across the BMC Limited portfolio of assets.

—	A review of lithology, structural, and mineralisation modelling practices.

—	It is recommended that studies to characterise the hydrogeology are included in future exploration programs.

—	Data analysis is conducted; however, it is recommended that for future Mineral Resource estimates, deposit wide EDA is undertaken prior to estimation, to ensure data is fit for purpose for geological modelling and Mineral Resource estimation.

—	It is recommended that a succinct geological modelling and Mineral Resource estimation process flow is developed and followed for future Mineral Resource estimates.

—	It is recommended that Mineral Resource estimation is constrained to modelled mineralisation domain wireframes, using an appropriate Au COG.

—	It is recommended that the COG be calculated from the Au price +30% or +50%.

—	A comparison between dry BD values determined from underground grab samples, and drill core should be undertaken to ensure that the mean values used for Mineral Resource estimation are appropriate, and that bias is not being incorporated into the Mineral Resource estimate.

—	Statistical validation of the Mineral Resource estimates produced, or at least the documentation of validation work undertaken is an area that requires further work. Standard industry practice is to conduct both visual and statistical validation of estimates and present the findings of this work in the TRS, to give the reader an appreciation of the robustness of the estimates.

—	A review of the Mineral Resource classification methodology, and block assignment.

—	Mineral Resource reconciliation practices should be reviewed, and a system implemented that provides a measure of Mineral Resource estimate performance. Planned versus actual resource tonnages and grades should be developed and updated each time a Mineral Resource estimate is completed. It is recommended that mined development and production be reconciled monthly, and stope close-out reports be developed for each completed stope.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 120

23.2	Mineral Reserves recommendations

Based on the information presented in this TRS, the QP’s key recommendations are as follows:

—	The mine should prepare a consolidated resource block model to allow ease of interrogation and analysis.

—	Resource models be reviewed, upgraded, and integrated to allow much easier reporting based on design wireframes and as-mined surfaces. Issues with classification should be resolved. The resource model should be flagged by stoping block to allow ease in reporting.

—	Design wireframes should be prepared for all Mineral Reserve blocks that appropriately account for design constraints in terms of resource mineralisation widths, stope widths, crown/sill/rib pillars and any geotechnical constraints particularly as the mining extends at depth. Integrated as-mined and design wireframe models should be prepared with all wireframes flagged to allow ease in reporting.

—	Detailed stope files or stope notes should be maintained for each stope block that records the design and production performance to allow estimation of dilution, loss, reconciliation statistics and broken stock inventories.

—	Ore production from development should be monitored, recorded and reconciled on an ongoing basis.

—	Broken ore stocks should be reconciled on a monthly basis, both for underground stopes and surface stockpiles. This will allow reconciliation of the variance between break, hoist and reconciled mill feed (weightometer). The gap observed between claim hoist and process feed should be identified.

—	A complete review of the reconciliation process should be undertaken to confirm the gross level of dilution and ore loss, planned (via stope design), unplanned (operational) and actual.

—	The manner of application of the MCF to grade alone should be reviewed in concert with the reconciliation review.

—	Any remaining manually-prepared or AutoCAD plans prepared for the Mineral Resources and Mineral Reserves should be converted to stope wireframe designs allow ease of interrogation and analysis using the consolidated resource model.

—	Recovery factors should be applied to tonnage estimates to derive extractable reserves for all Mineral Reserve blocks. These extractable reserve tonnage and diluted grade estimates should be adopted in scheduling.

—	Dam Sands process amenability should be reviewed with respect to potential for impurities, deleterious elements and pregnant solution robbing materials. Process variability testwork should be revisited.

—	Gold and silver prices selected for estimation of pay limits and the LOM financial model should be based on a review of spot prices, forecast price estimates and/or 3-year trailing average of spot pricing. These estimates should be modified to reflect net price received as a consequence of the Zimbabwean governments requirement for Real Time Gross Settlement (RTGS) which currently requires that 75% of gold is paid in United States Dollars (USD) whilst the remaining 25% in local currency with effect from February 2023 (previously 60% USD and 40% in local currency). Sale of gold under these terms has been mandated by the Zimbabwean Government since the start of 2020.

—	Pay limit for ROM is at 1.5 grams per tonne (g/t) estimated based on US$1,800/oz Gold, applicable mill recovery, operating and sustaining capital cost. Pricing represents a discount on the 3-year trailing average (US$1,848/oz) and spot price (US$2,329/oz as at 31/05/2024). While the MRMR estimated ROM Pay limit is at 1.5 g/t Au with a Tailings Dump (Sands) at 0.8 g/t. These limits should continue to be reviewed on a six monthly basis as the 3-year trailing gold price average changes. Separate estimates for mining and process operating costs should be estimated and adopted in the estimation. Mining and processing costs for sands tailing treatment should be separately evaluated.

—	The use of conversion factors other than the gold grams to troy ounces conversion factor of 31.10348 gm/oz should be avoided as several inconsistencies were corrected in the schedules.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 121

The QP recommends providing further support to the Mineral Reserve estimate in terms of:

—	Unit operating costs should be reviewed on a fixed and variable basis to confirm forecast cost savings from economies of scale.

—	Separate unit operating costs for mining and processing should be prepared and monitored separately for both underground and sands material ore types.

—	The capital and operating costs and the process recovery for sands tailing treatment should be confirmed by at least a pre-feasibility level study in order to confirm viability. A trial sands retreatment project was conducted during 2023 (BMC, 2023c) which concluded that additional plant upgrades (increased residence time, expanded leach capacity, mixers, pipework, and pumps) are required to lift throughput above 1350 tpd as a blend with underground ore. The QP recommends checking the economic viability for processing the surface sands stockpile, given the low grade and estimated pay limit. Based on a preliminary evaluation from inspection of the HGM 2020 cost report and LOM plan, the viability of processing sands and inclusion as a Mineral Reserve depends on achieving reduced marginal unit processing costs and improved process recovery. The mining method, for example via conventional excavator/truck or monitor mining, needs to be identified and mining costs and capital costs estimated for the project to at least a PFS level of evaluation.

—	The potential for blending sands with underground ore treatment to optimise plant throughput, gold recovery, costs and returns should be assessed.

—	Subject to capital and ventilation constraints, the QP recommends consideration be given to implementing more modern, mechanised mining techniques to improve productivity and production tonnage per personnel-shift. This will need to take appropriate account of the existing underground infrastructure and ventilation constraints. It could include the use of diesel, electric or battery powered boggers and electric-hydraulic drill rigs.

—	The calculation and the data underlying the APF and BF factors estimates should be reviewed. The variance and compliance between what were scheduled for mining and what was actually mined and processed should also be checked. HGM could consider adopting an “F Factors” reconciliation approach.

—	The underground stope block assessment appears to be supported by technical work and methodology to the required level to estimate a Mineral Reserve. A complete audit and independent estimation of the Mineral Resource and Mineral Reserve estimates is recommended.

—	Detailed stope block reconciliation should be completed on a regular monthly basis comparing by stope block inventories for the scheduled Mineral Resource, Mineral Reserve, break, hoist, mill feed (reconciled) and metal production. Stope files should be maintained that provide a detailed reconciliation record.

—	Diluted tonnage and grade estimates in the block listing are hard coded and not readily auditable. The QP understands that these estimates are mainly derived from reporting from block models using design wireframes. The QP recommends that stope files or stope notes be maintained for this purpose.

—	The level of overall plan dilution appears low but the way these apply appear to account for both excess dilution and ore loss in the stopes. There is no separate account for unplanned or operational ore loss. The APF and BF estimated from gold content are applied as mine call factors only on the grade. In effect, the adoption of APF and BF factoring of grades accounts for historical production performance as call factors that take account of both dilution and ore loss. The QP recommends undertaking a complete review of the reconciliation process to confirm the gross level of dilution and ore loss, planned (via stope design), unplanned (operational) and actual.

—	Lower mining recovery factors have been applied for four underground mining blocks, reflecting mining assumptions for reduced recovery. The QP recommends that the basis for these large adjustments be clearly outlined.

—	Dam Sands wireframe and model has been provided for review. The basis for the grade estimate should be clearly outlined and potential for impurities, deleterious elements and potential pregnant solution robbing materials identified.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 122

—	Ore tonnages are reported on a dry basis. Recent inspection in May 2024 indicates that the mine is relatively dry. Density estimates are applied at one significant decimal place. WSP recommends estimating average densities either by interpolation within the resource model by lithology or by reconciliation to derive an average dry density estimate to two significant decimal places.

—	The system of application of mining modifying factors based on reconciliation is a conventional approach, consideration should be given to separate estimation of tonnage and grade factors, particularly where there is significant contribution to production from MII category resources (non-PP). Spot checks reveal some inconsistencies and inaccuracy in reporting of volumes, classification, grade averaging and modifying factor evaluation, but these are judged to not unduly impact the level of accuracy for the reserve base estimated. WSP recommends:

—	Independent assessment of the resource and reserve block estimates utilising modern CAD techniques to facilitate complete transition from a manual approach.

—	Maintenance of underground stope block files to facilitate reconciliation and dilution/loss estimation on a stope block-by-block basis.

—	Preparation of development and stope block design wireframes for inventory interrogation that fully accounts for crown, sill, rib, and extraction cone pillars.

—	Review of application APF, BF, and BCF modifying factors based on gold metal content and applied solely as a grade factor.

—	Review of stope block Mineral Reserve, break, hoist, mill feed, and reconciled mill production to confirm reconciliation factors calculated monthly.

—	Review of average mineralisation width, stope block width and diluent grade to ensure that appropriate account is made for both practically achievable mining widths and dilution estimates.

—	Inspection of estimates for the BF, APF and BCF over the past 3 years indicates a strongly positive reconciliation of +32% metal content between the depleted inventory and the reconciled Mill Feed, justified by BMC as largely resulting from a high proportion of Inferred and non-Mineral Reserve material (47% in 2023). In addition, historical forecast tonnage and grades have been relatively consistent, providing some justification to the modifying factors applied. While the operating performance provides confidence in the overall Mineral Reserve, the high contribution from Non-Mineral Reserve sources may be both masking lower tonnage recovery and under-estimating grade for Mineral Reserve blocks. For these reasons, WSP recommends:

—	Reconciliation of Depleted Blocks, Break, Hoist, Claim Mill Feed, Reconciled Mill Feed, Underground Stocks (Break less Extraction/Hoist), Surface Stocks and Written Off Stocks (corrections) on a monthly basis, in terms of tonnage, grade and metal content.

—	Establishment and maintenance of detailed stope files.

—	Application of dilution and ore loss on a block by block basis from updated reconciliation.

—	Review of Mineral Reserve definition and stope design practices.

—	HGM should be using the extractable reserve tonnes and diluted grade for scheduling. WSP understands that the reason HGM do not, is to provide a comparison for the APF, BF estimation. HGM should maintain two sets of figures – one for reconciliation, one for scheduling and cashflow analysis.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 123

24	References

ACZ (Airport Company of Zimbabwe (Private) Limited (2024), Joshua Mqabuko Nkomo International Airport, Available at: https://www.acz.co.zw/Airports/Details/6BBR (2024), Services, Available at: https://bbr.co.zw/services/

BMC (2024). Bulawayo Mining Company Corporate Social Responsibility, Policy Document, Report on file at Metallon Management (Private) Limited, Harare, Zimbabwe.

BMC (2023a). How Mine, Environmental Management Plan 2023, Report on file at Metallon Management (Private) Limited, Harare, Zimbabwe.

BMC (2023b). How Mine, Mineral Reserves and Mineral Resources (MRMR) Estimates, 31 December 2023, Report on file at Metallon Management (Private) Limited, Harare, Zimbabwe.

BMC (2023c). How Mine, Sands Re-Treatment Trials Report – July 2023, Report on file at Metallon Management (Private) Limited, Harare, Zimbabwe.

BMC (2020). How Mine, Mineral Resources and Mineral Reserves Estimation, 31 December 2020, Report on file at Metallon Management (Private) Limited, Harare, Zimbabwe.

BMC (2018). How Mine, Mineral Resources and Mineral Reserves Estimation, 31 December 2018, Report on file at Metallon Management (Private) Limited, Harare, Zimbabwe.

Edelrod Consulting (Edelrod) (2024). How Mine Mineral Reserves and Mineral Resources as at 31 December 2023, Independent Competent Persons’ Statement, Report on file at Metallon Management (Private) Limited, Harare, Zimbabwe, 28 pp.

Enmin Consulting (Private) Limited (2024). Mine Closure Plan 2024, Volume I – Executive Summary, June 2024. Report on file at Metallon Management (Private) Limited, Harare, Zimbabwe.

Golder Associates Pty Ltd (Golder) (2021). Competent Person’s Report for the How Gold Mine, Zimbabwe, Prepared for Metallon Corporation Limited (UK), United Kingdom.

Groundwork (2024), Determination of the State of Stress at How Mine, Groundwork Project # MET02966/HOWGMP, submitted February 2024.

Meteoblue (2019), Climate Mazowe, Available at: https://www.meteoblue.com/en/weather/historyclimate/climatemodelled/mazowe_zimbabwe_886384

Middindi (2022), Addendum to Review Report, Sill Pillar Extraction, How Mine, Middindi Consulting (Pty) Ltd Ref: MDI2022-How01, submitted November 2022.

NRZ (2024a), Freight Services, Available at: https://nrz.co.zw/freight-services/

NRZ (2024b), Passenger Services, Available at: https://nrz.co.zw/passenger-services/

NRZ (2024c), Network System, Available at: https://nrz.co.zw/network-system/

Prendergast, MD (2004), The Bulawayan Supergroup: a late Archaean passive margin-related large igneous province in the Zimbabwe craton, Journal of the Geological Society, vol.161, pp. 431-445.

Reserve Bank of Zimbabwe (RBZ) (2024), The 2024 Monetary Policy Statement at a Glance, 5 April 2024 13pp.

SAMREC (2016), The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code), 2016 Edition.

SRK (2012), A Competent Persons’ Report on the Mineral Assets of Metallon Gold Zimbabwe (Private) Limited, Republic of Zimbabwe, Prepared for Metallon Gold Zimbabwe (Private) Limited, Republic of Zimbabwe, Submitted November 2012, 79 pp.

SRK (2015), Rock Engineering Review of Metallon Gold Operations, Report Prepared for Metallon Gold Zimbabwe (Private) Limited, Report Number 486588/1, Submitted March 2015, 92 pp.

SRK Consulting (South Africa) (Pty) Ltd (SRK) (2017), Investigation of How Mine Rib Pillar Failure, Report Prepared for Metallon Gold Zimbabwe (Private) Limited, Report Number 512843/1, Submitted May 2017. 47 pp.

SRK (2021), How Mine Rock Mechanics Review, Prepared for Metallong Gold Zimbabwe (Private Limited, SRK Ref #539349, submitted December 2021.

Zimbabwe National Institute of Rock Engineering (ZINIRE) (2018), Technical Visit Feedback Report How Mine Metallon Gold Mine, Prepared for Metallon Gold Zimbabwe (Private) Limited, Republic of Zimbabwe, Submitted July 20182, 17 pp.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 124

25	Reliance on information provided by the Registrant

Except for the purposes legislated under Canadian/USA securities law, any use of this report by any third party is at that party’s sole risk.

The QPs have wholly relied upon the Registrant for the following:

—	Macroeconomic trends, data and assumptions, and interest rates as at October 2021 (Sections 18 and 19).

—	Marketing information and plans within the control of the Registrant (Sections 16, 18, and 19).

—	Legal matters outside the expertise of the QPs, such as statutory and regulatory interpretations affecting the mine plan (Sections 3, 13, 15, and 17).

—	Environmental matters outside the expertise of the QPs (Section 17).

—	Accommodations the Registrant commits or plans to provide to local individuals or groups in connection with its mine plan (Section 17).

—	Governmental factors outside the expertise of the QPs (Section 17).

The QPs consider it reasonable to rely upon the Registrant for the above information, based on the QPs’ past and ongoing interactions with the subject-matter experts in these areas employed or engaged by the Registrant, as well as the Registrant’s considerable experience mining at the Property. Further, the QPs have taken all appropriate steps, in their professional opinion, to ensure that the above information provided by the Registrant is accurate in all material respects and have no reason to believe that any material facts have been withheld or misstated.

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 125

Project No PS213686 How Mine S-K 1300 Technical Report Summary Bulawayo Mining Company Limited	WSP January 2025 Page 126

This Report is provided by WSP Australia Pty Limited (WSP) for Bulawayo Mining Company Ltd (Client) in response to specific instructions from the Client and in accordance with WSP’s proposal dated 29 May 2024 and agreement with the Client dated 30 May 2024 (Agreement).

Permitted purpose

This Report is provided by WSP for the purpose described in the Agreement and no responsibility is accepted by WSP for the use of the Report in whole or in part, for any other purpose (Permitted Purpose).

Qualifications and assumptions

The services undertaken by WSP in preparing this Report were limited to those specifically detailed in the Report and are subject to the scope, qualifications, assumptions and limitations set out in the Report or otherwise communicated to the Client.

Except as otherwise stated in the Report and to the extent that statements, opinions, facts, conclusion and / or recommendations in the Report (Conclusions) are based in whole or in part on information provided by the Client and other parties identified in the report (Information), those Conclusions are based on assumptions by WSP of the reliability, adequacy, accuracy and completeness of the Information and have not been verified. WSP accepts no responsibility for the Information.

WSP has prepared the Report without regard to any special interest of any person other than the Client when undertaking the services described in the Agreement or in preparing the Report.

Use and reliance

This Report should be read in its entirety and must not be copied, distributed or referred to in part only. The Report must not be reproduced without the written approval of WSP. WSP will not be responsible for interpretations or conclusions drawn by the reader. This Report (or sections of the Report) should not be used as part of a specification for a project or for incorporation into any other document without the prior agreement of WSP.

WSP is not (and will not be) obliged to provide an update of this Report to include any event, circumstance, revised Information or any matter coming to WSP’s attention after the date of this Report. Data reported and Conclusions drawn are based solely on information made available to WSP at the time of preparing the Report. The passage of time; unexpected variations in ground conditions; manifestations of latent conditions; or the impact of future events (including (without limitation) changes in policy, legislation, guidelines, scientific knowledge; and changes in interpretation of policy by statutory authorities); may require further investigation or subsequent re-evaluation of the Conclusions.

This Report can only be relied upon for the Permitted Purpose and may not be relied upon for any other purpose. The Report does not purport to recommend or induce a decision to make (or not make) any purchase, disposal, investment, divestment, financial commitment or otherwise. It is the responsibility of the Client to accept (if the Client so chooses) any Conclusions contained within the Report and implement them in an appropriate, suitable and timely manner.

In the absence of express written consent of WSP, no responsibility is accepted by WSP for the use of the Report in whole or in part by any party other than the Client for any purpose whatsoever. Without the express written consent of WSP, any use which a third party makes of this Report or any reliance on (or decisions to be made) based on this Report is at the sole risk of those third parties without recourse to WSP. Third parties should make their own enquiries and obtain independent advice in relation to any matter dealt with or Conclusions expressed in the Report.

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Disclaimer

This report contains the expressions of professional opinions of the Authors based on (i) information available at the time of preparation, (ii) data supplied by BMC [and others], and (iii) the assumptions, conditions, and qualifications set forth in this report. The quality of information, conclusions, and estimates contained herein are consistent with the stated levels of accuracy as well as the circumstances and constraints under which the mandate was performed.

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